Filed Pursuant to Rule 424(b)(1)
Registration No. 333-129315
PROSPECTUS
2,000,000 Shares
Common Stock

        We are Central Federal Corporation, a Delaware corporation and the holding company for CFBank, a federally-chartered savings association located in the State of Ohio.
      We are offering for sale 2,000,000 shares of our common stock in an underwritten public offering. The offering is being made only in the States of California, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, New Jersey, New York, Ohio, Pennsylvania, Wisconsin, the Commonwealths of Massachusetts and Virginia, where the common stock has been registered or qualified for sale. Our common stock is traded on the Nasdaq® Capital Market under the symbol “CFBK.” The last reported sale price for our common stock was $7.75 per share on January 10, 2006.
      Investing in our common stock involves risks. Before making an investment decision, we urge you to read carefully the “Risk Factors” beginning on page 6.
      Neither the Securities and Exchange Commission nor the Office of Thrift Supervision or any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The securities offered by this prospectus are not savings accounts or deposits, and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total
Public offering price	$7.00	$14,000,000

Underwriting commissions to be paid by us(1)	$0.49	$980,000

Net proceeds before expenses to be received by us	$6.51	$13,020,000

(1)	This is a firm commitment underwriting by Ryan Beck & Co. We will pay underwriting commissions on the sale of the shares of common stock to the public. Ryan Beck & Co. has been granted a 30-day option to purchase up to an additional 300,000 shares of common stock to cover over-allotments, if any. See “Underwriting.”
Ryan Beck & Co.
The date of this prospectus is January 10, 2006

i

PROSPECTUS SUMMARY
      This summary highlights selected information contained in this prospectus. Because this is a summary, it may not contain all the information important to you. Therefore, you also should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” as well as our consolidated financial statements included in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriter will not exercise its option to purchase additional common stock to cover over-allotments. Any references in this prospectus to “we,” “us,” “our,” the “holding company” or “Central Federal” refers to Central Federal Corporation and its consolidated subsidiaries, unless otherwise specified. Any reference to “CFBank” or the “bank” refers to our principal operating subsidiary, CFBank.
Who We Are
      Central Federal Corporation is a savings and loan holding company incorporated in Delaware in 1998 under the name Grand Central Financial Corp. On April 23, 2003, we changed our name to Central Federal Corporation. Our primary business is the operation of our principal subsidiary, CFBank. CFBank is a federally-chartered savings association formed in Ohio in 1892. Earlier known as Central Federal Savings and Loan Association, the bank changed its name to Central Federal Bank on February 20, 2003 and to CFBank on April 20, 2004. In 1998, the bank converted from a mutual to a stock form of organization and, in connection with the conversion, we sold 1,955,000 shares of our common stock to our depositors and the general public. The bank is headquartered in Fairlawn, Ohio, and has additional full-service offices in Calcutta, Ohio; Columbus, Ohio; and Wellsville, Ohio. The bank has a residential mortgage origination office in Akron, Ohio. In 2003, we formed Central Federal Capital Trust I for the purpose of issuing 5.0 million of 3-month LIBOR plus 2.85% floating rate trust preferred securities. In 2003 we formed Smith Ghent LLC, an Ohio limited liability company, with S&H Investment, Ltd. We own 33.3% of Smith Ghent, and S&H Investments owns 66.7% of Smith Ghent. Smith Ghent owns the real estate of our Fairlawn office. At September 30, 2005 we had consolidated assets of $157.9 million, net loans of $107.0 million, total deposits of $120.7 million and stockholders’ equity of $17.2 million.
      The following chart shows our organizational structure:
      CFBank’s principal business consists of attracting deposits from the general public in its primary market areas and investing those deposits and other funds generated from operations and from Federal Home Loan Bank of Cincinnati (“FHLB”) advances, primarily in commercial real estate and business loans and conventional mortgage loans secured by single-family residences throughout Ohio. The bank also invests in consumer loans, home equity, multi-family, construction and land loans and mortgage-backed securities, primarily those guaranteed or insured by government agencies and other investment grade securities.
      From the time of our mutual-to-stock thrift conversion in 1998 through 2002, we operated as an overcapitalized company exhibiting limited growth potential and earnings that were well below industry averages in terms of returns on average assets and equity. In order to increase our growth potential and earnings and to more effectively deploy our capital, our board of directors recognized that we needed to strengthen our management team, move into more rapidly growing markets and expand into business banking in order to be properly positioned to deliver long-term shareholder value.
      Adding experienced bankers to our management team and opening new offices in Fairlawn and Columbus has been expensive in the short-term, and our level of net interest income has not been sufficient to cover our increased overhead levels since we embarked on this strategy. We have undertaken significant restructuring costs, such as severance costs, termination of our Employee Stock Ownership Plan, freezing of our defined benefit plan and restructuring of our FHLB debt. We believe that we have largely completed the restructuring of our management team and balance sheet, and we believe that we are poised to become a profitable community bank and to continue our growth following this offering. The capital provided by this offering will enable us to expand our lending limit and further penetrate our new markets.
      We emphasize personalized service, access to decision makers, timely response to loan requests and loan processing and the convenience of telephone banking, corporate cash management and online internet banking for our depositors.
Our Market Area
      Our principal market area for customer loans and deposits includes the following Ohio counties: Summit County through our office in Fairlawn, Ohio; Franklin County through our office in Columbus, Ohio; and Columbiana County through our offices in Calcutta and Wellsville, Ohio. We originate commercial and conventional real estate loans and business loans throughout Ohio.
      Historically, our primary market area for customer deposits and loans was Columbiana County, Ohio, where two of our offices are located. The East Liverpool-Salem Metropolitan Statistical Area (“MSA”), which includes Columbiana County, has a population in 2005 of 110,000 and a median household income of $39,000, according to SNL Financial.
      The Columbiana County market, while stable and important to us, is experiencing stagnant to slightly declining population growth, and its median household income is well below the statewide median of $49,000. However, while not a growth area, Columbiana County has the 15th highest level of deposits of the state’s 88 counties.
      When we changed management and the strategic direction of the bank beginning in 2003, we entered two markets which exhibit substantially greater growth potential, as well as a far greater concentration of potential business banking customers. The Akron MSA, which is served by our Fairlawn office, has an estimated 2005 population of 710,000 and a median household income level of $52,000. The Columbus MSA is even more attractive, with an estimated 2005 population of 1.8 million and a median household income of $54,000. All demographic information has been obtained from SNL Financial.
      In terms of bank deposits as of June 30, 2005 (the most recent date for which data are available) according to the FDIC, the East Liverpool-Salem MSA had $2.0 billion in total deposits. By contrast, the Akron MSA had $9.9 billion and the Columbus MSA had $28.8 billion. Our Fairlawn office is in close proximity to the Cleveland MSA, which had $64.5 billion, the highest level in the state. While we recognize that we have many well-established competitors in our new markets, we believe that we will be able to achieve significant growth in these markets over the next several years.

      We also extend our reach by utilizing technology and services to gather deposits without requiring customers to visit our offices. Customers may access their accounts through our website, www.CFBankonline.com, and make deposits through any of the 814 ATMs in the network to which we belong, through a local courier service we provide or through the use of check scanners which can be onsite at a client’s office, enabling immediate recognition of funds.
Our Growth and Profitability Strategy
      We provide personalized banking services to satisfy the needs of our individual and business customers, and we are striving to position our business for long-term growth and profitability. Our strategy to achieve growth and profitability has the following components:

•	Management — In 2003, we began to put in place a strong senior management team with extensive banking experience in the geographical and product markets we serve. We believe it is unusual for a community bank to have a management team as experienced as ours. There has been significant industry consolidation in our markets in recent years, and we believe a substantial segment of the market is eager to do business with experienced bankers who provide exemplary service and prompt decisions.

•	Growth Markets — With the change in management, we also adopted an ambitious growth plan to reposition the bank. In 2003, we began a transition from our historical role as a thrift with an emphasis on making single family mortgage loans in Columbiana County to a balanced community bank. As part of the transition, we have opened additional offices in Franklin and Summit Counties, Ohio, where higher population and median income levels offer far greater potential for growth and profitability. Along with our expansion into growth markets, we are shifting our focus to more fully serving the more profitable commercial and commercial real estate loan markets. We are also enhancing our mortgage loan capabilities. We intend to consider every reasonable channel to originate loans, including the internet and other technology.

•	Customer Service — We intend to differentiate ourselves from our competitors by providing excellent customer service, including prompt credit decisions. We provide personalized banking services, as we strive to meet the individual financial needs and objectives of our customers and offer appropriate services to meet those needs and objectives. We pride ourselves on giving our customers ready access to decision makers, and we limit the number of accounts served by each of our officers so that our customers can receive personal attention, and we can fully develop our business relationship with each customer. We also provide courier service for deposits, and we believe that we are a leader in our markets in utilizing technology to enhance the level of convenience for our customers.

•	Asset Quality — Historically, we have had excellent asset quality, which we will be careful to maintain, as we expand our lending activities. We have a team of very experienced lenders, and we believe we have developed a stronger credit review process than would typically be seen at a community bank. With an increased legal lending limit as a result of this offering, we plan to significantly increase our loan portfolio while maintaining superior asset quality through conservative underwriting practices. Historically, we have experienced a very low level of charge-offs and past due loans.
Management Team
      Our management team has extensive experience in commercial and residential real estate lending activities and deep ties to our markets. Most of our executives have served in leadership positions in companies that are much larger than we are.

      Our former Chairman, David C. Vernon, now Vice-Chairman, has worked for more than 40 years in banking in our markets. He founded Summit Bank in Akron in 1991, which operated very successfully until its acquisition by FirstFederal Financial Services Corp. in 1997. Mr. Vernon held previous leadership positions with the Firestone Bank and Bank One Akron NA. On January 1, 2006, he retired as Chairman and assume the role of Vice-Chairman.
      Mark S. Allio, Chairman, President and Chief Executive Officer of Central Federal and Chairman and Chief Executive Officer of the bank, has more than 29 years of banking and banking-related experience, including service as President and Chief Executive Officer of Rock Bank in Livonia, Michigan, an affiliate of Quicken Loans, Inc. He was previously President of Third Federal Savings, MHC in Cleveland, Ohio, a multi-billion dollar thrift holding company. On January 1, 2006, Mr. Allio assumed the role of Chairman, as Mr. Vernon assumed the role of Vice-Chairman.
      Raymond E. Heh, President and Chief Operating Officer of the bank, has more than 40 years of banking experience in Ohio and held various executive offices with Bank One Akron NA, over a period of 18 years, including service as Chairman, President and Chief Executive Officer.
      Therese A. Liutkus, Chief Financial Officer of Central Federal and the bank, has more than 19 years of banking and banking-related experience. She served as Chief Financial Officer of First Place Financial Corp. in Warren, Ohio and its subsidiary, First Place Bank, for six years. She is a Certified Public Accountant.
      R. Parker MacDonell, the bank’s Regional President — Columbus, has more than 18 years of banking experience, including various positions at Bank One Columbus NA, most recently as a Senior Vice President.
      Eloise L. Mackus, Senior Vice President, General Counsel and Secretary of Central Federal and the bank, has more than 15 years of banking and banking-related experience, including private practice as a banking lawyer with firms in Connecticut and Ohio.
      Timothy M. O’Brien, Senior Vice President, Mortgage Operations, of the bank, has more than 11 years of banking and mortgage experience, including experience with DeepGreen Bank, Metropolitan Bank & Trust, and Mellon Mortgage Company.
      William R. Reed, Senior Credit Manager of the bank, has more than 30 years of banking experience and served as Senior Vice President and Senior Credit Officer of FirstMerit Corp. in Akron for 19 years, where he was also a member of the Corporate Executive Committee.
Corporate Information
      The mailing address of our principal executive offices is 2923 Smith Road, Fairlawn, Ohio 44333. Our general telephone number at that address is 330.666.7979. Our subsidiary, CFBank, has a website at www.CFBankOnline.com. Information on that website is not part of this prospectus and is not incorporated into this prospectus by reference.

The Offering

Securities Offered for Sale	2,000,000 shares of common stock

Shares of Common Stock Outstanding after the Offering (assuming the underwriter’s over-allotment option is not exercised)	4,243,662 shares

Offering Price	$7.00 per share

Market for the Common Stock	Our common stock is quoted on the Nasdaq® Capital Market under the symbol “CFBK.”

Dividend Policy	We pay a quarterly dividend of $0.09 per share of common stock, and we intend to continue that practice. However, we reserve the right to change the amount of our dividend or suspend or end the payment of the dividend at any time.

Use of Proceeds	We intend to downstream a substantial portion of the proceeds to the bank, where they may be used for, among other things, expanding commercial lending operations. Proceeds retained by us may be used for general corporate purposes.

Purchases by Officers and Directors	Certain of our officers and directors have indicated an interest in purchasing an aggregate of approximately 100,000 shares in the offering.

Risk Factors	Investment in our common stock involves certain risks, including the risk of loss of principal. You should read the “Risk Factors” section beginning on page 6 before deciding to purchase our common stock.

RISK FACTORS
      You should consider carefully the following risk factors before deciding whether to invest in our common stock. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks you should also refer to the other information contained in this prospectus, including our financial statements and related notes.
Risks Related to the Banking Industry
Changes in economic and political conditions could adversely affect our earnings, as our borrowers’ ability to repay loans and the value of the collateral securing our loans decline.
      Our success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. Because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings. In addition, substantially all of our loans are to individuals and businesses in Ohio. Consequently, any decline in the economy of this market area could have an adverse impact on our earnings.
Changes in interest rates could adversely affect our results of operations and financial condition.
      Our earnings depend substantially on our interest rate spread, which is the difference between (i) the rates we earn on loans, securities and other earning assets and (ii) the interest rates we pay on deposits and other borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. As market interest rates rise, we will have competitive pressures to increase the rates we pay on deposits, which will result in a decrease of our net interest income. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation” at page 22.
We operate in a highly regulated environment, and changes in laws and regulations to which we are subject may adversely affect our results of operations.
      The bank operates in a highly regulated environment and is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision (“OTS”) and the Federal Deposit Insurance Corporation (“FDIC”). The laws and regulations to which we are subject are intended to protect our depositors, not our investors. Applicable laws and regulations may change, and there is no assurance that such changes will not adversely affect our business. As a holding company, we also are subject to regulation and oversight by the OTS. Such regulation and supervision govern the activities in which an institution and its holding companies may engage and are intended primarily for the protection of the bank and its depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution’s allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, including changes in the regulations governing savings and loan holding companies, could have a material impact on the bank, the holding company and our operations.
Risks Related to Our Business
We operate in an extremely competitive market, and our business will suffer if we are unable to compete effectively.
      In our market area, the bank encounters significant competition from other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions. Many of the bank’s competitors have substantially greater resources and lending limits than the bank and may offer services that we do not or cannot provide. Our profitability depends upon our continued ability to compete successfully in our market area.
The loss of key members of our senior management team could adversely affect our business.
      We believe that our success depends largely on the efforts and abilities of our senior management. Their experience and industry contacts significantly benefit us. The competition for qualified personnel in the financial services industry is intense, and the loss of any of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel.
We have opened new offices, and we have hired a number of experienced employees, which has reduced our profitability in the near term.
      We opened two new offices in Fairlawn and Columbus, Ohio in 2003 and we have increased our personnel and other costs in anticipation of growth. We may expand further by opening additional offices. The expense associated with building and staffing new offices has significantly increased our noninterest expense, with compensation and occupancy costs constituting the largest amount of increased costs. Losses have been incurred from the new offices as the expenses associated with them are largely fixed and are typically greater than the income earned as the offices builds up their customer base. There can be no assurance that our office expansion will result in increased earnings, or that it will result in increased earnings within a reasonable period of time. We expect that the success of our expansion strategy will depend largely on the ability of our staff to market the deposit and loan products offered at the offices.
Our loan portfolio includes loans with a higher risk of loss, and our non-residential loan portfolio is not seasoned.
      We originate commercial mortgage loans, commercial loans, consumer loans, and residential mortgage loans primarily within our market area. Commercial mortgage, commercial, and consumer loans may expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. These loans also have greater credit risk than residential real estate for the following reasons:

•	Commercial Mortgage Loans. Repayment is dependent upon income being generated in amounts sufficient to cover operating expenses and debt service.

•	Commercial Loans. Repayment is dependent upon the successful operation of the borrower’s business.

•	Consumer Loans. Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss.
      Prior to our new management team joining in 2003, we originated primarily one-to four-family residential loans. While we believe that we have adhered to sound underwriting procedures with regard to our commercial real estate, commercial and consumer loans, the portfolio has grown rapidly in the last two years. Typically, unseasoned portfolios exhibit a greater risk of loss.
If our actual loan losses exceed our allowance for loan losses, our net income will decrease.
      Our loan customers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We may experience significant loan losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of our loans. Because we must use assumptions regarding individual loans and the economy, our current allowance for loan losses may not be sufficient to cover actual loan losses, and increases in the allowance may be necessary. We may need to significantly increase our provision for losses on loans if one or more of our larger loans or credit relationships becomes delinquent or if we continue to expand our commercial real estate and commercial lending. In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize loan charge-offs. Material additions to our allowance would materially decrease our net income. We cannot assure you that our monitoring procedures and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses.
If we foreclose on collateral property and own the underlying real estate, we may be subject to the increased costs associated with the ownership of real property, resulting in reduced revenues.
      We may have to foreclose on collateral property to protect our investment and may thereafter own and operate such property, in which case we will be exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to: (i) general or local economic conditions; (ii) neighborhood values; (iii) interest rates; (iv) real estate tax rates; (v) operating expenses of the mortgaged properties; (vi) supply of and demand for rental units or properties; (vii) ability to obtain and maintain adequate occupancy of the properties; (viii) zoning laws; (ix) governmental rules, regulations and fiscal policies; and (x) acts of God. Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating a real property may exceed the rental income earned from such property, and we may have to advance funds in order to protect our investment, or we may be required to dispose of the real property at a loss. The foregoing expenditures and costs could adversely affect our ability to generate revenues, resulting in reduced levels of profitability.
Environmental liability associated with commercial lending could have a material adverse effect on our business, financial condition and results of operations.
      In the course of our business, we may acquire, through foreclosure, commercial properties securing loans that are in default. There is a risk that hazardous substances could be discovered on those properties. In this event, we could be required to remove the substances from and remediate the properties at our cost and expense. The cost of removal and environmental remediation could be substantial. We may not have adequate remedies against the owners of the properties or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have a material adverse effect on our business, financial condition and operating results.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and, as a result, investors and depositors could lose confidence in our financial reporting, which could adversely affect our business, the trading price of our stock and our ability to attract additional deposits.
      Beginning with our annual report for the fiscal year ending December 31, 2007, we will have to include in our annual reports filed with the Securities and Exchange Commission (the “Commission”) a report of our management regarding internal control over financial reporting. As a result, we recently have begun to document and evaluate our internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and Commission rules and regulations, which require an annual management report on our internal control over financial reporting, including, among other matters, management’s assessment of the effectiveness of internal control over financial reporting and an attestation report by our independent auditors addressing these assessments. Accordingly, management has retained outside consultants to assist us in (i) assessing and documenting the adequacy of our internal control over financial reporting, (ii) improving control processes, where appropriate, and (iii) verifying through testing that controls are functioning as documented. If we fail to identify and correct any significant deficiencies in the design or operating effectiveness of our internal control over financial reporting or fail to prevent fraud, current and potential stockholders and depositors could lose confidence in our financial reporting, which could adversely affect our business, financial condition and results of operations, the trading price of our stock and our ability to attract additional deposits.
A breach of information security could negatively affect our business.
      We depend on data processing, communication and information exchange on a variety of computing platforms and networks and over the internet. We cannot be certain all of our systems are entirely free from vulnerability to attack, despite safeguards we have installed. Additionally, we rely on a variety of third-party service providers for our data and communications needs. If information security is breached, information can be lost or misappropriated, resulting in financial loss or costs to us or damages to others. These costs or losses could materially exceed our amount of insurance coverage, if any, which would adversely affect our business.
Risks Related to this Offering
The price of our common stock may be volatile, which may result in losses for investors.
      The market price for shares of our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

•	announcements of developments related to our business,

•	fluctuations in our results of operations,

•	sales of substantial amounts of our securities into the marketplace,

•	general conditions in our banking niche or the worldwide economy,

•	a shortfall in revenues or earnings compared to securities analysts’ expectations,

•	lack of an active trading market for the common stock,

•	changes in analysts’ recommendations or projections, and

•	our announcement of new acquisitions or other projects.
      The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.
Management has discretionary use of the proceeds from this offering, and you may not agree with the uses we choose to make of the offering proceeds.
      Management will have broad discretion to use the net proceeds we receive from this offering for general corporate purposes. We have not specified uses of the net proceeds. All determinations concerning the use of the net proceeds will be made by our management. Accordingly, there is a greater degree of uncertainty concerning the return on any investments we may make, than would be the case if specific investments were identified, and there is no assurance that you will agree with the uses we choose to make of these net proceeds.
Our return on equity is low compared to other companies. This could hurt the price of our common stock.
      Net earnings divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. Our return on average equity amounted to -8.60% and -12.34% in 2004 and 2003 respectively. Our return on average equity amounted to -18.22% for the nine months ended September 30, 2005. Moreover, we have experienced net losses of $2,627,000, $1,662,000 and $2,374,000 for the nine months ended September 30, 2005, and the years ended December 31, 2004 and 2003, respectively. We expect our return on equity to remain low as we attempt to increase net earnings and due to the increased equity from the offering. Until we can increase our net interest income and other income, we expect our return on equity to be below the industry average, which may negatively impact the value of our stock.
Our common stock is thinly traded, and thus your ability to sell shares or purchase additional shares of our common stock will be limited, and the market price at any time may not reflect true value.
      Your ability to sell shares of our common stock or purchase additional shares largely depends upon the existence of an active market for the common stock. Our common stock is quoted on the Nasdaq® Capital Market, but the volume of trades on any given day is light, and you may be unable to find a buyer for shares you wish to sell or a seller of additional shares you wish to purchase. We cannot assure you that an active trading market for our common stock will develop, or if it develops, that it will continue. In addition, a fair valuation of the purchase or sales price of a share of common stock also depends upon active trading, and thus the price you receive for a thinly traded stock, such as our common stock, may not reflect its true value.

Future sales or additional issuances of our capital stock may depress prices of shares of our common stock or otherwise dilute the book value of shares then outstanding.
      Sales of a substantial amount of our capital stock in the public market or the issuance of a significant number of shares could adversely affect the market price for shares of our common stock. As of September 30, 2005, we were authorized to issue up to 6,000,000 shares of common stock, of which 2,243,662 shares were outstanding, 300,872 shares were reserved for issuance pursuant to options granted under our stock option plans and an additional 10,000 shares were available for granting options or shares of restricted stock under these plans. We also were authorized to issue up to 1,000,000 shares of preferred stock, none of which is outstanding or reserved for issuance. Accordingly, without further stockholder approval, we may issue up to 3,445,466 additional shares of common stock and up to 1,000,000 shares of preferred stock, which obviously may affect the market price for shares of our common stock.
Our charter documents, Delaware law and federal regulations may inhibit a takeover, prevent a transaction you may favor or limit our growth opportunities, which could cause the market price of our common stock to decline.
      Certain provisions of our charter documents, Delaware law and federal regulations could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. In addition, we must obtain approval from the OTS before acquiring control of any other company.
We may not be able to pay dividends in the future in accordance with past practice.
      We pay a quarterly dividend to stockholders. However, we are dependent primarily upon the bank for our earnings and funds to pay dividends on our common stock. The payment of dividends also is subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on the bank’s earnings, capital requirements, financial condition and other factors considered relevant by our Board of Directors (the “Board”).

FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements” which may be identified by the use of such words as “may,” “believe,” “expect,” “anticipate,” “should,” “plan,” “estimate,” “predict,” “continue,” and “potential” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to (i) general and local economic conditions, (ii) changes in interest rates, deposit flows, demand for mortgages and other loans, real estate values, and competition, (iii) changes in accounting principles, policies, or guidelines, (iv) changes in legislation or regulation; and (v) other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products, and services.
      Any or all of our forward-looking statements in this prospectus and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

USE OF PROCEEDS
      We anticipate that our net proceeds from the sale of our common stock in this offering, assuming the underwriter does not exercise its option to cover over-allotments, will be approximately $12.6 million, after deducting offering expenses and underwriting commissions, estimated to be $1.4 million.
      We intend to use the net proceeds for general corporate purposes. A substantial portion of the proceeds will be downstreamed to the bank. We also may expand our commercial lending operations. Although we may explore acquisitions, we are not presently engaged in any negotiations, and we have no specific acquisition plans or objectives. Management has not yet determined the amount of proceeds to be used for each purpose, or the priority of purposes. Pending use of proceeds for these purposes, it is likely they will be invested in short-term investment securities.

	2,000,000 Shares

		Percent of
	Amount	Net Proceeds

	(In thousands)
Gross offering proceeds	$14,000
Less:
Underwriting commissions	980
Total estimated offering expenses	450

Net offering proceeds	12,570	100.0%

Less:
Proceeds contributed to CFBank[1]	10,056	80.0%

Proceeds retained by Central Federal Corporation[2]	$2,514	20.0%

[1]	Proceeds contributed to CFBank may be used for, among other things, expanding commercial lending operations.

[2]	Proceeds retained by Central Federal Corporation may be used for general corporate purposes.

MARKET FOR OUR COMMON STOCK AND DIVIDENDS
      Market Information and Dividends. Our common stock is quoted on the Nasdaq® Capital Market under the symbol “CFBK.” At September 30, 2005, there were 2,243,662 shares of common stock outstanding and approximately 568 holders of record. The last reported sales price of our common stock on January 10, 2006 was $7.75 per share. The table below shows the high and low sales prices per share for our common stock by calendar quarter for the years indicated and the dividend paid in each quarter.

	High	Low	Dividend

2005
Fourth Quarter	$9.45	$7.07	$0.09
Third Quarter	10.49	8.07	0.09
Second Quarter	10.99	9.53	0.09
First Quarter	13.72	10.15	0.09
2004
Fourth Quarter	$13.73	$10.95	$0.09
Third Quarter	15.22	11.25	0.09
Second Quarter	18.00	12.35	0.09
First Quarter	16.10	12.00	0.09
2003
Fourth Quarter	$16.18	$13.60	$0.09
Third Quarter	14.00	10.70	0.09
Second Quarter	13.13	10.49	0.09
First Quarter	11.03	9.28	0.09
      Holders of our common stock are entitled to receive cash dividends when and if declared by the Board from funds legally available for that purpose. Our ability to pay cash dividends is limited to an amount equal to the surplus (i.e., the excess of our net assets over paid-in-capital) or, if there is no surplus, our net earnings for the current and/or immediately preceding fiscal year. The primary source of funds for any cash dividends payable to our stockholders would be the dividends received from CFBank. The payment of cash dividends by the bank is determined by the Board (which also constitutes the bank’s board of directors) and is dependent upon a number of factors, including the bank’s capital requirements, applicable regulatory limitations, results of operations and financial condition. See “Regulation and Supervision” and “Description of Our Common Stock” for a description of the restrictions on our payment of dividends under federal banking laws and the Delaware General Corporation Law.

      Equity Compensation Plan Information. The following table sets forth information about the common stock that may be issued upon exercise of options, warrants and rights under all of our equity compensation plans as of September 30, 2005.

	Number of		Number of
	Securities to be		Securities
	Issued Upon	Weighted-Average	Remaining
	Exercise of	Exercise Price of	Available for Future
	Outstanding	Outstanding	Issuance under
	Options, Warrants	Options, Warrants	Equity
Plan Category	and Rights	and Rights	Compensation Plans

Equity compensation plans approved by shareholders	300,872	$11.33	10,000
Equity compensation plans not approved by shareholders	—		—

Total	300,872	$11.33	10,000

CAPITALIZATION
      The following table sets forth our consolidated capitalization as of September 30, 2005 on an actual basis and on a pro forma basis to give effect to the shares to be issued in this offering. We have assumed that the net offering proceeds will be $12.6 million, after deducting estimated offering expenses and underwriting commissions of approximately $1.4 million, and assuming no exercise of the underwriter’s over-allotment option. You should read this information together with our consolidated financial statements and related notes, which are included in this prospectus.
Pro Forma Consolidated Capitalization (unaudited)

	At September 30, 2005

		Pro Forma
	Actual	Adjustments	Pro Forma

	(Dollars in thousands)
Long term debt:
Subordinated debentures	$5,155		$5,155

Total indebtedness	5,155		5,155
Shareholders’ equity:
Preferred stock, 1,000,000 shares authorized, none issued	—		—
Common stock, $.01 par value, 6,000,000 shares authorized:
2,312,195 shares issued before the offering
(4,312,195 shares pro forma)(1)	23	20	43
Additional paid-in capital(1)	12,801	12,550	25,351
Retained earnings	5,179		5,179
Accumulated other comprehensive income	316		316
Unearned stock based incentive plan shares	(354)		(354)
Treasury stock, at cost, 68,533 shares	(783)		(783)

Total shareholders’ equity	17,182	12,570	29,752

Total capitalization	$22,337	$12,570	$34,907

(1)	Assumes the sale of 2,000,000 shares of common stock in this offering, generating net proceeds of $12.6 million after deducting offering expenses.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
      The information in the following table should be read in conjunction with our consolidated financial statements, the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as contained in this prospectus.
      The information as of and for the nine months ended September 30, 2005 and 2004 is unaudited, but, in the opinion of management, this information is accurate and contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our financial condition and results of operations for those periods. The results of operations for the nine-month period ended September 30, 2005 are not necessarily indicative of the results to be expected for the final quarter of 2005 or for any other period.

		At December 31,
	At September 30,
	2005	2004	2003	2002	2001	2000

	(Unaudited)
		(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$157,853	$171,005	$107,011	$110,551	$120,927	$140,933
Cash and cash equivalents	2,335	32,675	8,936	12,861	4,329	2,930
Securities available for sale	33,321	13,508	27,126	1,439	2,092	3,090
Securities held to maturity	—	—	—	17,822	23,343	35,796
Loans, net(1)	106,999	108,149	58,024	62,565	70,570	86,265
Goodwill	—	1,749	—	—	—	—
Other intangible assets	—	299	—	—	—	—
Deposits	120,745	101,624	73,358	74,690	76,168	73,997
FHLB advances	13,945	41,170	7,500	11,430	18,393	40,536
Other borrowings	—	2,249	—	4,900	7,000	7,000
Subordinated debentures	5,155	5,155	5,155	—	—	—
Total shareholders’ equity	17,182	19,507	19,856	17,583	18,160	17,833

	For the
	Nine Months Ended
	September 30,		For the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)		(Dollars in thousands)
Summary of Earnings:
Total interest income	$6,223	$4,260	$6,144	$5,435	$7,067	$9,588	$9,834
Total interest expense	2,585	1,405	2,149	3,521	3,462	5,299	5,802

Net interest income	3,638	2,855	3,995	1,914	3,605	4,289	4,032
Provision for loan losses	402	366	646	102	19	62	—

Net interest income after provision for loan losses	3,236	2,489	3,349	1,812	3,586	4,227	4,032
Noninterest income
Net gain (loss) on sale of securities	—	(55)	(55)	42	16	15	10
Other	673	337	592	714	549	169	284

Total noninterest income	673	282	537	756	565	184	294
Impairment loss on goodwill and intangibles	1,966	—	—	—	—	—	—
Noninterest expense	5,117	4,671	6,420	5,930	3,164	3,501	3,900

Total noninterest expense	7,083	4,671	6,420	5,930	3,164	3,501	3,900
Income (loss) before income taxes	(3,174)	(1,900)	(2,534)	(3,362)	987	910	426
Income tax expense (benefit)	(547)	(683)	(872)	(988)	313	312	150

Net income (loss)	$(2,627)	$(1,217)	$(1,662)	$(2,374)	$674	$598	$276

(See footnotes on page 19)

	At or For the Nine
	Months Ended
	September 30,		At or For the Year Ended December 31,

	2005(2)	2004	2004	2003	2002	2001	2000

	(Unaudited)
Selected Financial Ratios and Other Data:
Performance Ratios:(3)
Return on average assets	(2.19)%	(1.30)%	(1.23)%	(2.19)%	0.58%	0.45%	0.02%
Return on average equity	(18.22)%	(8.48)%	(8.60)%	(12.34)%	3.76%	3.32%	1.27%
Average yield on interest-earning assets(4)	5.78%	5.04%	5.03%	5.62%	6.98%	7.71%	7.42%
Average rate paid on interest-bearing liabilities	2.60%	1.84%	1.93%	2.63%	3.63%	4.65%	5.01%
Average interest rate spread(5)	3.18%	3.20%	3.10%	2.99%	3.35%	3.06%	2.21%
Net interest margin, fully taxable equivalent(6)(7)	3.38%	3.38%	3.27%	3.28%	3.56%	3.45%	2.96%
Interest-earning assets to interest-bearing liabilities	108.4%	110.9%	109.8%	113.4%	106.1%	109.2%	120.2%
Efficiency ratio(8)	164.3%	146.3%	140.0%	225.7%	76.2%	78.5%	90.4%
Noninterest expense to average assets	5.9%	5.0%	4.7%	5.5%	2.7%	2.6%	2.8%
Dividend payout ratio	n/m	n/m	n/m	n/m	83.7%	81.6%	n/m
Capital Ratios:(2)
Equity to total assets at end of period	10.88%	12.39%	11.41%	18.56%	15.90%	15.02%	12.65%
Average equity to average assets	12.02%	15.30%	14.26%	17.76%	15.54%	13.54%	15.68%
Tangible capital ratio(9)	7.82%	9.51%	8.10%	13.90%	18.90%	18.40%	15.60%
Core capital ratio(9)	7.82%	9.51%	8.10%	13.90%	18.90%	18.40%	15.60%
Risk-based capital ratio(9)	11.48%	14.55%	12.20%	21.60%	38.60%	35.70%	32.40%
Asset Quality Ratios:(2)
Nonperforming loans to total loans(10)	0.56%	0.17%	0.26%	1.28%	1.25%	1.25%	0.56%
Nonperforming assets to total assets(11)	0.40%	0.56%	0.24%	0.87%	0.71%	0.81%	0.35%
Allowance for loan losses to total loans	1.13%	0.77%	0.90%	0.71%	0.57%	0.53%	0.41%
Allowance for loan losses to nonperforming loans(10)	202.2%	451.6%	342.0%	56.0%	46.2%	42.2%	72.4%
Net charge-offs to average loans	0.18%	0.06%	0.10%	0.08%	0.05%	0.05%	0.02%
Per Share Data:
Basic earnings (loss) per share	$(1.19)	$(0.61)	$(0.82)	$(1.31)	$0.44	$0.38	$0.17
Diluted earnings (loss) per share	(1.19)	(0.61)	(0.82)	(1.31)	0.43	0.38	0.17
Dividends declared(12)	0.27	0.27	0.36	0.36	0.36	0.31	6.25
Tangible book value per share at end of period	7.66	8.92	7.99	9.81	10.68	10.42	10.19
(See footnotes on page 19)

(1)	Loans, net represents gross loans receivable net of the allowance for loan losses, loans in process and deferred loan origination fees.

(2)	Performance ratios for the nine months ended September 30, 2005 were significantly affected by the pre-tax $2.0 million impairment loss on goodwill and intangibles

Following are performance ratios excluding this charge:
Return on average assets	(0.61)%
Return on average equity	(5.04)%
Efficiency ratio	118.7%
Ratio of noninterest expense to average assets	4.3%
Reconciliation of GAAP net loss to loss excluding the impairment loss on goodwill and intangibles
GAAP net loss	$(2,627)
Impairment loss on goodwill and intangibles net of tax	1,893

Loss excluding impairment loss on goodwill and intangibles	$(734)

(3)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.

(4)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.

(5)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(6)	The net interest margin represents net interest income as a percent of average interest-earning assets.

(7)	Calculated excluding the $1.3 million penalty on payment of FHLB advances in 2003

(8)	The efficiency ratio equals noninterest expense divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(9)	Regulatory capital ratios of CFBank.

(10)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.

(11)	Nonperforming assets consist of nonperforming loans, other repossessed assets and REO.

(12)	We paid a return of capital dividend of $6.00 per share in 2000.
n/m — not meaningful

SUPPLEMENTARY CONSOLIDATED FINANCIAL INFORMATION
Central Federal Corporation
Selected Quarterly Financial Data
(unaudited)

	March 31	June 30	September 30	December 31

2005
Total interest income	$1,938	$2,098	$2,187
Total interest expense	769	856	960

Net interest income	1,169	1,242	1,227
Provision for loan losses	218	134	50

Net interest income after provision for loan losses	951	1,108	1,177
Total noninterest income	299	213	161
Impairment loss on goodwill and intangibles(1)	—	—	1,966
Total noninterest expense	1,702	1,738	1,677

Loss before income tax	(452)	(417)	(2,305)
Income tax benefit	(163)	(147)	(237)

Net loss	$(289)	$(270)	$(2,068)

Basic loss per share	$(0.13)	$(0.12)	$(0.94)
Diluted loss per share	$(0.13)	$(0.12)	$(0.94)
2004
Total interest income	$1,271	$1,372	$1,617	$1,884
Total interest expense	400	441	564	744

Net interest income	871	931	1,053	1,140
Provision for loan losses	36	34	296	280

Net interest income after provision for loan losses	835	897	757	860
Total noninterest income	92	134	56	255
Total noninterest expense	1,355	1,483	1,833	1,749

Loss before income tax	(428)	(452)	(1,020)	(634)
Income tax benefit	(160)	(168)	(355)	(189)

Net loss	$(268)	$(284)	$(665)	$(445)

Basic loss per share	$(0.13)	$(0.14)	$(0.33)	$(0.21)
Diluted loss per share	$(0.13)	$(0.14)	$(0.33)	$(0.21)

	March 31	June 30	September 30	December 31

2003
Total interest income	$1,488	$1,355	$1,425	$1,167
Total interest expense(2)	601	516	612	1,792

Net interest income	887	839	813	(625)
Provision for loan losses	—	83	—	19

Net interest income after provision for loan losses	887	756	813	(644)
Total noninterest income	171	211	234	140
Total noninterest expense(3)	2,770	675	1,129	1,356

Income before income tax	(1,712)	292	(82)	(1,860)
Income tax expense (benefit)	(589)	240	(48)	(591)

Net income (loss)	$(1,123)	$52	$(34)	$(1,269)

Basic earnings (loss) per share	$(0.74)	$0.03	$(0.02)	$(0.64)
Diluted earnings (loss) per share	$(0.74)	$0.03	$(0.02)	$(0.64)

(1)	The quarter ended September 30, 2005 includes $2.0 million pre-tax impairment loss on goodwill and intangibles.

(2)	Interest expense during the quarter ended December 31, 2003 included a $1.3 million penalty on prepayment of FHLB advances.

(3)	Noninterest expense during the quarter ended March 31, 2003 included $1.8 million in salaries and benefits expense related to restructuring of employee benefit plans and payments on agreements with former executives.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
General
      Central Federal Corporation (formerly known as Grand Central Financial Corp.) was formed as a savings and loan holding company as a result of the conversion of CFBank (formerly known as Central Federal Savings and Loan Association of Wellsville and, more recently as Central Federal Bank) from a federally-chartered mutual savings and loan association to a federally-chartered stock savings and loan association in December of 1998.
      We are a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. We attract deposits from the general public and use such deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans and home equity lines of credit.
      Our results of operations are dependent primarily on net interest income, which is the difference (“spread”) between the interest income earned on loans and securities and the cost of funds, consisting of interest paid on deposits and borrowed funds. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Our net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, gains on loan sales, operating expenses and franchise and income taxes. Our operating expenses principally consist of employee compensation and benefits, occupancy and other general and administrative expenses. Our results of operations are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may also materially impact us.
Critical Accounting Policies
      We follow financial accounting and reporting policies that are in accordance with generally accepted accounting principles in the United States of America and conform to general practices within the banking industry. These policies are presented in Note 1 to our audited consolidated financial statements. Some of these accounting policies are considered to be critical accounting policies, which are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Application of assumptions different than those used by management could result in material changes in our financial position or results of operations. Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.
      We have identified accounting polices that are critical accounting policies and an understanding of these policies is necessary to understand our financial statements. One critical accounting policy relates to determining the adequacy of the allowance for loan losses. Our Allowance for Loan Losses Policy provides a thorough, disciplined and consistently applied process that incorporates management’s current judgments about the credit quality of the loan portfolio into determination of the allowance for loan losses in accordance with generally accepted accounting principles and supervisory guidance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Management believes that an adequate allowance for loan losses has been established. Additional information regarding this policy is included in the section below captioned “Provision for Loan Losses” and in Notes 1 and 4 to our audited consolidated financial statements.
      Another critical accounting policy relates to the valuation of the deferred tax asset for net operating losses. Net operating losses totaling $2.8 million and $2.5 million expire in 2023 and 2024, respectively. No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. As we continue our strategy to expand into business financial services and focus on growth, the resultant increase in interest-earning assets is expected to increase profitability. Additional information is included in Notes 1 and 14 to our audited consolidated financial statements.
      Another critical accounting policy relates to the valuation of goodwill and the assessment of impairment. Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill totaling $1.7 million resulted from the acquisition of Reserve Mortgage Services, Inc. (“Reserve”) in 2004 and represented the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. We expected Reserve’s performance to be accretive to earnings, but lower than projected loan origination and sales volumes have resulted in losses. Management does not believe that volumes will achieve a sufficient level to support the recorded goodwill. As a result, we recorded non-cash after-tax impairment loss of $1.9 million or $.86 per diluted share in the quarter ended September 30, 2005 to write-off the $1.7 million value of goodwill and $217,000 in other intangible assets related to the October 2004 acquisition. The decision to recognize the impairment loss was in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” which requires recognition of an impairment loss when the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Additional information is included in Notes 1, 2 and 7 to our audited consolidated financial statements.
Comparison of Financial Condition at September 30, 2005 and December 31, 2004
      General. Total assets at December 31, 2004 included $30.0 million in overnight investments at a positive spread to the FHLB advances used to fund the investment. As short term interest rates increased and the spread between the investment and borrowing declined, the cash was withdrawn to repay the advances during the first quarter of 2005. The $13.1 million decline in total assets to $157.9 million at September 30, 2005 from $171.0 million at December 31, 2004 was the result of the $30.0 million reduction in cash and borrowings associated with the arbitrage transaction and the $2.0 million pre-tax impairment charge discussed above, offset by $12.2 million growth in commercial loans and $8.0 million growth in home equity lines of credit. Loan growth was funded by $19.1 million in deposit growth.
      Cash and cash equivalents. Cash and cash equivalents totaled $2.3 million at September 30, 2005, a decline of $30.4 million from $32.7 million at December 31, 2004 due to the use of cash to repay FHLB advances as discussed above.
      Securities. Securities available for sale totaled $33.3 million at September 30, 2005, an increase of $19.8 million from $13.5 million at December 31, 2004 due to a securitization transaction, discussed below.
      Loans. Loans totaled $107.0 million at September 30, 2005 compared to $108.1 million at December 31, 2004. Single-family residential loan balances declined $19.2 million and totaled $23.4 million at September 30, 2005 due to the securitization discussed below. Not considering the securitization transaction, overall loan balances increased 16.1%. Commercial loan balances, which include multi-family and commercial real estate loans, increased $12.2 million and totaled $64.9 million at September 30, 2005 compared to $52.7 million at December 31, 2004 as we continued to focus on these lending types as part of its strategic growth plan. Total consumer loan balances increased $6.2 million due to $8.0 million growth in home equity lines of credit offset by a $2.1 million decline in auto loan balances.
      In a transaction with Freddie Mac in the second quarter of 2005, we securitized single-family residential mortgage loans held in its portfolio with an outstanding principal balance of $18.6 million. The securitization increased liquidity as the securities retained are readily marketable, eliminated credit risk on the loans and reduced the bank’s risk-based capital requirement.
      Deposits. Deposits increased $19.1 million or 18.8% during the first nine months of 2005 and totaled $120.7 million at September 30, 2005 compared to $101.6 million at December 31, 2004. The increase was due to growth of $17.7 million in certificate of deposit accounts and $4.5 million in demand deposit accounts, largely checking accounts. Traditional savings account balances declined $3.1 million.
      Federal Home Loan Bank Advances. FHLB advances totaled $13.9 million at September 30, 2005, a decline of $27.3 million from $41.2 million at December 31, 2004 due to repayment of borrowings associated with the arbitrage transaction, discussed above.
      Other Borrowings. Other borrowings, which totaled $2.2 million at December 31, 2004 and represented the outstanding balance on a revolving line of credit with an unaffiliated bank acquired in the Reserve acquisition, were repaid during the quarter ended March 31, 2005.
      Shareholders’ Equity. Total shareholders’ equity declined $2.3 million during the first nine months of 2005 and totaled $17.2 million at September 30, 2005 compared to $19.5 million at December 31, 2004 due to the net loss and dividends during the period. The decline was offset by the $350,000 after tax unrealized gain on the securities retained in the securitization and $375,000 in proceeds from the exercise of stock options. Our capital ratio was 10.9% at September 30, 2005 compared to 11.4% at December 31, 2004.
      OTS regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. Continued operating losses may require us to infuse additional capital into the bank.
Comparison of Financial Condition at December 31, 2004 and December 31, 2003
      General. Total assets increased $64.0 million, or 59.8% during 2004 and totaled $171.0 million at December 31, 2004 compared to $107.0 million at December 31, 2003 primarily due to growth in the commercial and multi-family loan portfolios and short term cash balances.
      Cash and Cash Equivalents. Cash and cash equivalents totaled $32.7 million at December 31, 2004, an increase of $23.8 million from $8.9 million at December 31, 2003. The increase was primarily in funds from overnight borrowings, which were invested in short term cash investments available to fund loans.

      Securities. Securities available for sale declined $13.6 million during the year and totaled $13.5 million at December 31, 2004 compared to $27.1 million at December 31, 2003. Cash flows from maturities and sales were generally invested in short term cash investments in anticipation of commercial loan growth.
      Loans. Loans, net increased $50.1 million, or 86.4% during 2004 and totaled $108.1 million at December 31, 2004 compared to $58.0 million at December 31, 2003 primarily due to growth in commercial, commercial real estate and multi-family mortgage loans and, to a lesser extent, growth in single-family mortgage loan balances. Commercial, commercial real estate and multi-family mortgage loan balances increased $42.3 million and totaled $52.7 million at December 31, 2004 compared to $10.4 million at December 31, 2003 as we continued to focus on business banking. Single-family mortgage loan balances increased $6.6 million during the year and totaled $41.4 million at December 31, 2004 compared to $34.8 million at December 31, 2003.
      Deposits. Deposits increased $28.2 million, or 38.4% during 2004 and totaled $101.6 million at December 31, 2004 compared to $73.4 million at December 31, 2003. The increase was due to growth of $14.6 million in money market accounts, $9.6 million in certificate of deposit accounts and $4.4 million in checking accounts, primarily commercial checking accounts offset by a $383,000 decline in savings accounts. The growth in deposits was primarily the result of our focus on commercial customer relationships and our expansion into new markets. The growth in certificate of deposit accounts included $6.1 million in brokered deposits. We expect to continue to use brokered deposits as a source of funding depending on market conditions, pricing and funding needs.
      Federal Home Loan Bank Advances. FHLB advances increased $33.7 million during 2004 and totaled $41.2 million at December 31, 2004 compared to $7.5 million at December 31, 2003 as advances were used to fund loan growth and short term cash investments. Fixed rate advances for terms of one through 4.5 years totaling $12.3 million were drawn primarily during the first six months of 2004 to fund loans at low borrowing interest rates and protect our interest rate risk position as market interest rates increased.
      Other Borrowings. Other borrowings totaled $2.2 million at December 31, 2004 and represent the outstanding balance on a revolving line of credit with an unaffiliated bank, acquired in the Reserve acquisition. There were no other borrowings at December 31, 2003.
      Subordinated Debentures. Subordinated debentures totaled $5.2 million at year-end 2004 and 2003 and were issued by us in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by us. The proceeds of the offering are available to provide capital for CFBank to support growth.
      Shareholders’ Equity. Total shareholders’ equity declined 1.8% during 2004 and totaled $19.5 million at December 31, 2004 compared to $19.9 million at December 31, 2003 primarily due to the net loss and dividends during the year offset by the issuance of additional capital in the acquisition of Reserve in October 2004. Capital levels remained strong as we continued to leverage our capital through growth. Our capital ratio totaled 11.4% at December 31, 2004 compared to 18.6% at December 31, 2003. OTS regulations require savings institutions to maintain certain minimum levels of regulatory capital, described above. The bank had capital ratios above the well-capitalized levels at December 31, 2004 and 2003.

Comparison of Results of Operations for the Three Months Ended September 30, 2005 and 2004
      General. We incurred a net loss for the quarter ended September 30, 2005 of $2.1 million or $.94 per diluted share compared to a net loss of $665,000 or $.33 per diluted share for the quarter ended September 30, 2004. The current year quarter included a $1.9 million, or $0.86 per diluted share impairment loss discussed above. Not including the impairment loss, the current year quarter loss totaled $175,000 or $.08 per diluted share, a 74% improvement from the prior year period. The current period loss (excluding the impairment loss) was due to $57,000 net operating losses of the bank’s mortgage services division, the expense associated with increasing the reserve for loan losses and operating costs necessary to support Company’s growth plan. Profitability during the first nine months of 2005 has been negatively impacted by Reserve’s pretax operating losses. We expected Reserve’s performance to be accretive to earnings, but lower than projected loan origination and sales volumes have resulted in losses. We recorded a non-cash after-tax impairment loss of $1.9 million or $0.86 per diluted share in the quarter ended September 30, 2005 to write-off the value of goodwill and other intangible assets related to the October 2004 acquisition. Goodwill totaling $1.7 million represented the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Other intangible assets with an unamortized balance of $217,000 consisted of prior owner intangibles arising from the acquisition. The decision to recognize the impairment loss was in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” which requires recognition of an impairment loss when the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Recognition of the impairment loss had no effect on the regulatory capital ratios of CFBank or our tangible book value.
      Net Interest Income. Net interest income increased 16.5% to $1.2 million for the quarter ended September 30, 2005 from $1.1 million in the prior year quarter due to growth in assets in accordance with our growth plan. Both the volume and yield on interest-earning assets increased in the third quarter of 2005 compared to the prior year quarter. The resultant growth in interest income was partially offset by increased interest expense related to funding loan growth due to an increase in volume and cost of interest-bearing liabilities during the current year quarter.
      Average interest earning assets increased $14.1 million or 11.0% to $142.8 million in the third quarter of 2005 from $128.7 million in the third quarter of 2004 due to loan growth pursuant to our strategy to expand into business banking in the Fairlawn and Columbus, Ohio markets. The yield on interest earning assets increased 112 basis points to 6.15% in the third quarter of 2005 from 5.03% in the prior year quarter reflecting higher yields on commercial, commercial real estate and multi-family loans. Interest income increased $570,000 or 35.3% to $2.2 million in the third quarter of 2005 from $1.6 million in the prior year quarter due to growth in interest income on loans, which increased $437,000 or 34.0% to $1.7 million for the quarter ended September 30, 2005 from $1.3 million in the prior year quarter. Average loan balances increased $16.2 million, or 18.1% to $105.6 million in the third quarter of 2005 from $89.4 million in the prior year quarter and the average yield on loans increased 77 basis points to 6.53% in the third quarter of 2005 from 5.76% in the prior year quarter due to commercial, commercial real estate and multi-family mortgage loan growth and an increase in yields on home equity lines of credit caused by the increase in short-term market interest rates and the resultant increase in the prime rate.
      Average interest-bearing liabilities increased $14.5 million or 12.3% to $132.4 million in the third quarter of 2005 from $117.9 million in the third quarter of 2004 due to growth in deposits used to fund loan growth. The average cost of interest-bearing liabilities increased 99 basis points or

51.8% to 2.90% in the third quarter of 2005 from 1.91% in the third quarter of 2004 primarily due to higher short-term interest rates in the current year quarter which resulted in both higher deposit and borrowing costs. Interest expense on deposits increased $398,000 or 110.6% to $758,000 for the quarter ended September 30, 2005 from $360,000 in the prior year quarter. Average deposit balances increased $31.2 million or 38.0% to $113.3 million in the quarter ended September 30, 2005 from $82.1 million in the prior year quarter due to an increase in certificate of deposit and checking account balances. The average cost of deposits increased 93 basis points to 2.68% in the quarter ended September 30, 2005 from 1.75% in the prior year quarter. Interest expense on FHLB advances and other debt, including subordinated debentures, declined $2,000 to $202,000 in the quarter ended September 30, 2005 from $204,000 in the prior year quarter due to a decline in average borrowing balances of $16.7 million in the quarter ended September 30, 2005 to $19.1 million compared to $35.8 million in the prior year quarter offset by a 195 basis point increase in borrowing costs to 4.23% in the third quarter of 2005 from 2.28% in the prior year quarter.
      Net interest margin increased 18 basis points to 3.45% for the quarter ended September 30, 2005 compared to 3.27% in the prior year quarter.
      Provision for Loan Losses. Management analyzes the adequacy of the allowance for loan losses regularly through reviews of the performance of the loan portfolio considering economic conditions, changes in interest rates and the effect of such changes on real estate values and changes in the composition of the loan portfolio. The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk in its loan portfolio. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience, changes in the size and growth of the loan portfolio and other factors that warrant recognition in providing for an adequate loan loss allowance. Future additions to the allowance for loan losses will be dependent on these factors.
      Based on management’s review, the provision for loan losses declined $246,000 to $50,000 in the third quarter of 2005 from $296,000 in the prior year quarter due to a $5.1 million decline in commercial, commercial real estate and multi-family loan balances during the quarter ended September 30, 2005 compared to growth of $15.1 million during the prior year quarter. The provision for loan losses during the current year quarter primarily represents additional reserves on our mortgage portfolio, which incurred $65,000 in write-offs during the quarter ended September 30, 2005. At September 30, 2005, the allowance for loan losses represented 1.1% of total loans compared to .8% at September 30, 2004. Nonperforming loans, all of which are nonaccrual loans, increased $320,000 to $606,000 or .6% of total loans at September 30, 2005 compared to $286,000 or .3% of total loans at December 31, 2004 due to an increase in delinquent single-family mortgage loans. More than 97% of the nonaccrual loan balances are secured by single-family homes in our primary market area. Management believes the allowance for loan losses is adequate to absorb probable incurred credit losses in the loan portfolio at September 30, 2005, however future additions to the allowance may be necessary based on changes in economic conditions and the factors discussed in the previous paragraph.
      Noninterest Income. Noninterest income increased $105,000 to $161,000 in the third quarter of 2005 from $56,000 in the third quarter of 2004 due to increased gains on sales of loans in the current year quarter and losses on security sales in the prior year quarter which were not repeated in the current period. Gains on sales of loans increased $35,000 to $54,000 in the current year quarter from $19,000 in the prior year period due to increased mortgage originations and sales. We sell loans on a servicing released basis.

      Noninterest Expense. Noninterest expense, excluding the impairment loss on goodwill and intangible assets, decreased $156,000 to $1.7 million in the third quarter of 2005 from $1.8 million in the prior year period which included approximately $320,000 related to employee severance expenses, post-retirement life insurance benefits associated with bank-owned life insurance and expenses recognized in connection with the servicing of loans and internal operating account write-offs. Operating costs of Reserve totaled $185,000 during the current year quarter compared to none in the prior year period ended September 30, 2004, as the acquisition of Reserve was completed in October 2004.
      Income Taxes. The income tax benefit associated with the pretax loss for the quarter ended September 30, 2005 totaled $237,000 compared to a $355,000 tax benefit in the prior year quarter. The goodwill impairment loss recognized in the current year quarter was not deductible for tax purposes.
Comparison of the Results of Operations for the Nine Months Ended September 30, 2005 and 2004
      General. We incurred a net loss for the nine months ended September 30, 2005 of $2.6 million or $1.19 per diluted share, compared to a net loss of $1.2 million or $.61 per diluted share for the nine months ended September 30, 2004. The current year period included a $1.9 million, or $.86 per diluted share impairment loss discussed above. Not including the impairment loss, the current year period loss totaled $734,000 or $.33 per diluted share, a 40% improvement from the prior year period. The current period loss (excluding the impairment loss) was due to $174,000 net operating losses of the bank’s mortgage services division, the expense associated with increasing the reserve for loan losses and operating costs necessary to support our growth plan.
      Net Interest Income. The tables below titled “Average Balances, Interest Rates and Yields” and “Rate/ Volume Analysis of Net Interest Income” provide important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income.
      Net interest income increased 27.4% to $3.6 million for the nine months ended September 30, 2005 from $2.9 million in the prior year period due to growth in assets in accordance with our growth plan. Both the volume and yield on interest-earning assets increased in the first nine months of 2005 compared to the prior year period. The resultant growth in interest income was partially offset by increased interest expense related to funding loan growth due to an increase in volume and cost of interest-bearing liabilities in the current year period.
      Average interest earning assets increased $30.7 million or 27.2% to $143.7 million in the first nine months of 2005 from $113.0 million in the prior year period due to loan growth pursuant to our strategy to expand into business banking services in the Fairlawn and Columbus, Ohio markets. The yield on interest earning assets increased 74 basis points to 5.78% in the first nine months of 2005 from 5.04% in the prior year period reflecting higher yields on commercial, commercial real estate and multi-family loans. Interest income increased $1.9 million or 46.1% to $6.2 million in the first nine months of 2005 from $4.3 million in the prior year period due to growth in interest income on loans, which increased $2.0 million or 58.5% to $5.3 million for the nine months ended September 30, 2005 from $3.3 million in the prior year period. Average loan balances increased $37.6 million, or 50.5% to $112.0 million in the first nine months of 2005 from $74.4 million in the prior year period and the average yield on loans increased 32 basis points to 6.28% in the first nine months of 2005 from 5.96% in the prior year period due to commercial, commercial real estate and multi-family mortgage loan growth and an increase in yields on home equity lines of credit caused by the increase in short-term market interest rates and the resultant increase in the prime rate.
      Average interest-bearing liabilities increased $30.7 million or 30.1% to $132.6 million in the first nine months of 2005 from $101.9 million in the prior year period due to growth in deposits. The average cost of interest-bearing liabilities increased 76 basis points or 41.3% to 2.60% in the first nine months of 2005 from 1.84% in prior year period primarily due to higher short-term interest rates in the current year period which resulted in both higher deposit and borrowing costs. Interest expense on deposits increased $946,000 or 95.3% to $1.9 million for the nine months ended September 30, 2005 from $1.0 million in the prior year period. Average deposit balances increased $31.9 million or 41.9% to $108.1 million in the nine months ended September 30, 2005 from $76.2 million in the prior year period due to an increase in certificate of deposit and checking account balances. The average cost of deposits increased 65 basis points to 2.39% in the nine months ended September 30, 2005 from 1.74% in the prior year. Interest expense on FHLB advances and other debt, including subordinated debentures increased $234,000 to $646,000 in the nine months ended September 30, 2005 from $412,000 in the prior year period due to a 139 basis point increase in borrowing costs to 3.53% in the first nine months of 2005 from 2.14% in the prior year period.
      Net interest margin was 3.38% for the nine months ended September 30, 2005, unchanged from the prior year period.
      Provision for Loan Losses. Based on management’s review of the factors and market conditions discussed above, the provision for loan losses increased $36,000 to $402,000 in the first nine months of 2005 from $366,000 in the prior year period. The provision for loan losses reflects growth in commercial, commercial real estate and multi-family loans and additional reserves on our mortgage portfolio in the current year period as discussed previously.
      Noninterest Income. Noninterest income increased $391,000 or 138.7% to $673,000 in the first nine months of 2005 from $282,000 in the prior year period due to increased mortgage originations and sales which resulted in $361,000 in gains on sales of loans in the nine months ended September 30, 2005, a $298,000 increase from $63,000 in the prior year period.
      Noninterest Expense. Noninterest expense excluding the impairment loss on goodwill and intangible assets increased $446,000 to $5.1 million in the first nine months of 2005 from $4.7 million in the prior year period which included approximately $320,000 related to employee severance expenses, post-retirement life insurance benefits associated with bank owned life insurance and expenses recognized in connection with the servicing of loans and internal operating account write-offs. Operating costs of Reserve totaled $681,000 during the current year period. As the acquisition of Reserve was completed in October 2004, there were no operating costs in the nine-month period ended September 30, 2004.
      Income Taxes. The income tax benefit associated with the pretax loss for the nine months ended September 30, 2005 totaled $547,000 compared to a $683,000 tax benefit in the prior year period. The goodwill impairment loss recognized in the current year period was not deductible for tax purposes.
Comparison of Results of Operations for 2004 and 2003
      General. We incurred a net loss of $1.7 million or $.82 per diluted share in 2004, a 30.0% improvement from the net loss of $2.4 million or $1.31 per diluted share in 2003 primarily due to higher net interest income offset by additional provision for loan losses, a decline in gains on loan sales and increased noninterest expense.

      Net Interest Income. Net interest income is a significant component of our net income, and consists of the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities. The tables below titled “Average Balances, Interest Rates and Yields” and “Rate/ Volume Analysis of Net Interest Income” provide important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income.
      Net interest income totaled $4.0 million in 2004 compared to $1.9 million in 2003. Net interest income in 2003 included a $1.3 million pre-tax prepayment penalty incurred in the repayment of long-term, fixed-rate FHLB advances, discussed below. Not including this prior year charge, net interest income increased 25.5% in 2004 compared to the 2003. The improvement in net interest income was due to the growth in assets, primarily commercial, commercial real estate and multi-family mortgage loans in accordance with our growth strategy and a reduction in the cost of borrowings in 2004 due to payoff of the FHLB advances, noted above, and lower market interest rates.
      Interest income increased $709,000 or 13.0% to $6.1 million in 2004, compared to $5.4 million in 2003, primarily due to increased income on loans and short term cash investments offset by a decline in income on securities. Interest income on loans increased $652,000, or 15.5% in 2004 to $4.9 million, compared to $4.2 million in 2003, primarily due to growth in loan balances offset by lower yields on loans. Average loan balances increased $24.5 million and totaled $81.9 million in 2004 compared to $57.4 million in 2003 primarily due to loan growth pursuant to our strategy to expand into business banking in the Fairlawn and Columbus, Ohio markets. Average loan yields declined 139 basis points to 5.93% in 2004 compared to 7.32% in 2003 due to growth in commercial, commercial real estate and multi-family mortgage loans, which are primarily adjustable rate loans at lower rates than single-family mortgage loans, which comprised 59.6% of the loan portfolio in 2003 compared to 37.9% in 2004. Interest income on federal funds sold and other earning assets totaled $367,000 in 2004 and increased $215,000, or 141.4% from $152,000 in 2003 due to an increase in both the average balance and yield of other earning assets. The average balance of other earning assets increased $4.9 million and totaled $17.3 million in 2004 compared to $12.4 million in 2003 as we maintained short term cash balances in anticipation of loan growth. The yield on other earning assets increased 90 basis points to 2.12% in 2004 from 1.22% in 2003 as market interest rates increased during 2004. Interest income on securities declined $169,000 or 18.0% and totaled $770,000 in 2004 compared to $939,000 in 2003 primarily due to a decline in the average balance of securities. The average balance of securities declined $4.1 million and totaled $19.6 million in 2004 compared to $23.7 million in 2003 due to cash flows from maturities and sales of securities generally invested in short term cash investments in anticipation of loan growth. The yield on securities was 4.01% in 2004 compared to 4.02% in 2003. The average balance of interest-earning assets increased $25.4 million and the average yield of interest-earning assets declined 59 basis points during 2004.
      Interest expense, not including the $1.3 million prepayment penalty, decreased $102,000 or 4.5% to $2.1 million in 2004 compared to $2.2 million in 2003 due to a decline in interest expense on deposits offset by an increase in interest expense on borrowings. Interest expense on deposits decreased $134,000 or 8.5% to $1.4 million in 2004 from $1.6 million in 2003 due to a decline in the cost of deposits offset by an increase in the deposit balances. The average cost of deposits declined 35 basis points to 1.79% in 2004 from 2.14% in 2003. Average deposit balances increased $6.9 million to $80.3 million in 2004 from $73.4 million in 2003 primarily due to our success in building deposit relationships with business loan customers. Interest expense on FHLB advances and other borrowings, including subordinated debentures, increased $32,000 or 4.7% to $713,000 in

2004 from $681,000 in 2003, not including the $1.3 million prepayment penalty, due to increased borrowings offset by a decline in the average cost of borrowings. The average balance of FHLB advances and other borrowings increased $19.1 million to $31.3 million in 2004 from $12.2 million in 2003 as borrowings were used to fund loan growth and short term cash investments. The average cost of FHLB advances and other borrowings decreased 331 basis points to 2.28% in 2004 from 5.59% in 2003 primarily due to payoff of long- term, fixed-rate FHLB advances in 2003. The average balance of interest-bearing liabilities increased $25.9 million and the average cost of interest-bearing liabilities declined 70 basis points in 2004. Net interest margin declined one basis point from 3.28% in 2003 to 3.27% in 2004.
      Provision for Loan Losses. Based on management’s review of the adequacy of the allowance for loan losses, the provision for loan losses totaled $646,000 in 2004, an increase of $544,000 from $102,000 in 2003. Our strategy to expand into business financial services and the significant growth in commercial, commercial real estate and multi-family mortgage loans that resulted from that strategy in 2004 required an increase in the provision and allowance for loan losses related to these loan types. At December 31, 2004, the allowance for commercial, commercial real estate and multi-family mortgage loans totaled $862,000, an increase of $762,000 from $100,000 at December 31, 2003 as these loan types grew from 17.8% of the total loan portfolio at year-end 2003 to 48.3% at year-end 2004. 88.4% of the allowance was allocated to these loan types at December 31, 2004, as they tend to be larger balance, higher risk loans than single-family residential mortgages, where we have experienced low historical loss rates. At December 31, 2004, the allowance for loan losses represented 0.90% of total loans compared to 0.71% at December 31, 2003. Further, nonperforming loans, all of which are nonaccrual loans, were $286,000 at December 31, 2004 and $741,000 at December 31, 2003. At December 31, 2004, nonaccrual loans represented 0.3% of total loans, compared to 1.3% at December 31, 2003. The decline in nonaccrual loans was principally due to our acquisition of properties through the foreclosure process. More than 96% of the nonaccrual loan balances are secured by single-family homes in our primary market area.
      Noninterest Income. Noninterest income declined $219,000 or 29.0% to $537,000 in 2004, compared to $756,000 in 2003, primarily due to losses on security sales and decreased gains on sales of loans offset by increased loan servicing fees. Net losses on sales of securities, which totaled $55,000 in 2004 compared to gains of $42,000 in 2003, were primarily from sales of fixed-rate debt securities. Gains on sales of loans totaled $222,000 in 2004, a decline of $207,000 or 48.3% from $429,000 during 2003 due to decreased mortgage originations and sales as market mortgage interest rates increased and customer refinancing slowed during the current year. Net loan servicing fee income totaled $62,000 in 2004, an increase of $163,000 from a net loss of $101,000 in 2003, primarily a result of slower mortgage loan prepayments as market interest rates increased in 2004.
      Noninterest Expense. Noninterest expense increased $490,000 or 8.3% and totaled $6.4 million in 2004 compared to $5.9 million in 2003 primarily due to a full year of operating costs related to staffing, improved technology and expansion to new locations in Fairlawn and Columbus, including data processing, occupancy, depreciation and other expenses. Noninterest expense in 2004 also included $106,500 in legal and professional fees related to a proposed reverse stock split and $412,000 in expenses related to employee severance, post-retirement life insurance benefits associated with bank owned life insurance, charges recognized in connection with the servicing of loans and internal operating account write-offs. Expenses for the year ended December 31, 2003 included $1.6 million in salaries and benefits related to restructuring of employee benefit plans and payments on agreements with former executives.

      Income Taxes. The income tax benefit associated with the lower net loss in 2004 totaled $872,000 compared to $988,000 in 2003.
      Average Balances, Interest Rates and Yields. The following tables present for the periods indicated the total dollar amount of fully taxable equivalent interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates.

	For the Nine Months Ended September 30,

	2005			2004

	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate

	(Dollars in thousands)
Interest-earning assets:
Securities(1)(2)	$23,375	$727	4.19%	$21,768	$650	4.01%
Loans(3)	112,002	5,274	6.28%	74,404	3,328	5.96%
Other earning assets	4,490	86	2.55%	13,189	180	1.82%
FHLB stock	3,836	136	4.73%	3,675	112	4.06%

Total interest-earning assets	143,703	6,223	5.78%	113,036	4,270	5.04%
Noninterest-earning assets	16,224			12,103

Total assets	$159,927			$125,139

Interest-bearing liabilities:
Deposits	108,135	1,939	2.39%	76,243	993	1.74%
FHLB advances and other borrowings(4)	24,416	646	3.53%	25,702	412	2.14%

Total interest-bearing liabilities	132,551	2,585	2.60%	101,945	1,405	1.84%

Noninterest-bearing liabilities	8,156			4,052

Total liabilities	140,707			105,997
Equity	19,220			19,142

Total liabilities and equity	$159,927			$125,139

Net interest-earning assets	$11,152			$11,091

Net interest income/interest rate spread		$3,638	3.18%		$2,865	3.20%

Net interest margin			3.38%			3.38%
Average interest-earning assets to average interest-bearing liabilities	108.4%			110.9%
(See footnotes on page 33)

	For the Year Ended December 31,

	2004			2003

	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate

	(Dollars in thousands)
Interest-earning assets:
Securities(1)(2)	$19,605	$780	4.01%	$23,675	$942	4.02%
Loans(3)	81,900	4,855	5.93%	57,449	4,203	7.32%
Other earning assets	17,329	367	2.12%	12,410	152	1.22%
FHLB stock	3,694	152	4.11%	3,557	141	3.96%

Total interest-earning assets	122,528	6,154	5.03%	97,091	5,438	5.62%
Noninterest-earning assets	13,034			11,268

Total assets	$135,562			$108,359

Interest-bearing liabilities:
Deposits	80,305	1,436	1.79%	$73,440	1,570	2.14%
FHLB advances and other borrowings(4)	31,265	713	2.28%	12,192	681	5.59%

Total interest-bearing liabilities	111,570	2,149	1.93%	85,632	2,251	2.63%

Noninterest-bearing liabilities	4,658			3,484

Total liabilities	116,228			89,116
Equity	19,334			19,243

Total liabilities and equity	$135,562			$108,359

Net interest-earning assets	$10,958			$11,459

Net interest income/interest rate spread		$4,005	3.10%		$3,187	2.99%

Net interest margin			3.27%			3.28%
Average interest-earning assets to average interest-bearing liabilities	109.8%			113.4%

(1)	Includes securities available for sale and held to maturity. Average balance is computed using the carrying value of securities. Average yield is computed using the historical amortized cost average balance for available for sale securities.

(2)	Average yields and interest earned are stated on a fully taxable equivalent basis.

(3)	Balance is net of deferred loan origination fees, undisbursed proceeds of construction loans and includes nonperforming loans.

(4)	Interest paid does not include $1.3 million penalty on prepayment of FHLB advances in 2003.

      Rate/ Volume Analysis of Net Interest Income. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase and decrease related to changes in balances and/or changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by the prior rate) and (ii) changes in rate (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Nine Months Ended			Year Ended
	September 30, 2005			December 31, 2004
	Compared to Nine Months Ended			Compared to Year Ended
	September 30, 2004			December 31, 2003

	Increase (decrease)			Increase (decrease) due
	due to			to

	Rate	Volume	Net	Rate	Volume	Net

	(Dollars in thousands)
Interest-earning assets:
Securities(1)	$28	$49	$77	$(2)	$(160)	$(162)
Loans	184	1,762	1,946	(904)	1,556	652
Other earning assets	84	(178)	(94)	140	75	215
FHLB stock	19	5	24	6	5	11

Total interest-earning assets	315	1,638	1,953	(760)	1,476	716

Interest-bearing liabilities:
Deposits	448	498	946	(272)	138	(134)
FHLB advances and other borrowings(2)	268	(34)	234	(576)	608	32

Total interest-bearing liabilities	716	464	1,180	(848)	746	(102)

Net change in net interest income	$(401)	$1,174	$773	$88	$730	$818

(1)	Securities amounts presented on a fully taxable equivalent basis.

(2)	Amounts do not include $1.3 million penalty on prepayment of FHLB advances in 2003.
Liquidity and Capital Resources
      In general terms, liquidity is a measurement of our ability to meet its cash needs. Our objective in liquidity management is to maintain the ability to meet loan commitments, purchase securities or to repay deposits and other liabilities in accordance with their terms without an adverse impact on current or future earnings. Our principal sources of funds are deposits, amortization and prepayments of loans, maturities, sales and principal receipts of securities available for sale, borrowings and operations. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.
      The bank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on the bank’s overall asset/liability structure, market conditions, the activities of competitors and the requirements of its own deposit and loan customers. Management believes that the bank’s liquidity is sufficient.
      Liquidity management is both a daily and long-term responsibility of management. We adjust our investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on management’s assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of its asset/liability management program. In addition to its liquid assets, we have other sources of liquidity available including, but not limited to access to advances from the FHLB, use of brokered deposits and the ability to obtain deposits by offering above-market interest rates.
      The bank relies primarily on competitive rates, customer service and relationships with customers to retain deposits. Based on the bank’s experience with deposit retention and current retention strategies, Management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the bank.
      At September 30, 2005, the bank exceeded all of its regulatory capital requirements to be considered well-capitalized with a Tier 1 capital level of $12.2 million, or 7.8% of adjusted total assets, which exceeds the required level of $7.8 million, or 5.0%; Tier 1 risk-based capital level of $12.2 million, or 10.4% of risk-weighted assets, which exceeds the required level of $7.0 million, or 6.0%; and risk-based capital of $13.4 million, or 11.5% of risk-weighted assets, which exceeds the required level of $11.7 million, or 10.0%. Continued operating losses may require us to infuse additional capital into the bank.
Impact of Inflation
      The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which presently require us to measure financial position and results of operations primarily in terms of historical dollars. Changes in the relative value of money due to inflation are generally not considered. In management’s opinion, changes in interest rates affect our financial condition to a far greater degree than change in the inflation rate. While interest rates are generally influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution’s ability to be relatively unaffected by changes in interest rates is a good indicator of its ability to perform in a volatile economic environment. In an effort to protect itself from the effects of interest rate volatility, we review our interest rate risk position frequently, monitoring our exposure and taking necessary steps to minimize any detrimental effects on our profitability.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      Market risk is the risk of loss from adverse changes in market prices and interest rates. We have not engaged in and, accordingly, have no risk related to trading accounts, commodities, foreign exchange, hedging activities, interest rate derivatives or interest rate swaps. However, our hedging policy does allow the bank to enter into hedging activities, such as interest rate swaps, up to 10% of total assets. Our market risk arises primarily from interest rate risk inherent in our lending and deposit-taking activities and the issuance of our debentures. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on-and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments as of December 31, 2004, which reflect changes in market prices and rates, are set forth in Note 19 to our consolidated financial statements. Management believes there have been no significant changes in our market risk exposure since December 31, 2004.
      Management actively monitors and manages our interest rate risk exposure. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. The bank measures the effect of interest rate changes on its net portfolio value (“NPV”), which is the difference between the estimated market value of the bank’s assets and liabilities under different interest rate scenarios. Changes in NPV are measured using instantaneous changes in interest rates, rather than linear changes in rates over a period of time. At June 30, 2005 (the most recent date for which data are available), the bank’s NPV ratios, using interest rate shocks ranging from a 300 basis point rise in rates to a 200 basis point decline in rates are shown in the following table. All values are within the acceptable range established by our Board.
Net Portfolio Value
(Bank only)

Basis Point Change in Rates	NPV Ratio

+300	10.91%
+200	11.29%
+100	11.55%
0	11.63%
-100	11.42%
-200	11.00%
      In evaluating the bank’s exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to which they reprice, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease when interest rates rise. Therefore, the actual effect of changing interest rates may differ materially from that presented in the foregoing table.

      Our interest rate risk position has improved as a result of management’s strategic decisions to sell fixed-rate mortgage loan originations rather than retain long-term, low fixed-rate loans in portfolio, grow commercial loans, which tend to have shorter maturities than residential mortgage loans and, in many cases, adjustable interest rates, and extend the maturity dates of borrowings using longer-term, fixed-rate FHLB advances.

BUSINESS
General
      Central Federal Corporation is a savings and loan holding company incorporated in 1998 under the laws of the State of Delaware. We are the parent company of CFBank. We originally were chartered under the name Grand Central Financial Corp., but on April 23, 2003, we changed our name to Central Federal Corporation. Our primary business is the operation of CFBank.
      At September 30, 2005 we had consolidated assets of $157.9 million, net loans of $107.0 million, total deposits of $120.7 million and stockholders’ equity of $17.2 million.
      CFBank is a federally-chartered savings association formed in 1892. In 1998 it converted from a mutual to a stock form of organization. Earlier known as Central Federal Savings and Loan Association, the bank changed its name to Central Federal Bank on February 20, 2003 and to CFBank on April 20, 2004. The bank is a full service community bank primarily serving the banking needs of small- to medium-sized businesses and their owners in our market area. We emphasize superior customer service and responsive decision making delivered with the convenience of modern technology.
      CFBank’s principal business consists of attracting deposits from the general public in its primary market area and investing those deposits and other funds generated from operations and FHLB advances, primarily in commercial real estate and business loans and conventional mortgage loans secured by single-family residences. The bank also invests in consumer loans, home equity, multi-family, construction and land loans and mortgage-backed securities, primarily those guaranteed or insured by government agencies and other investment grade securities. CFBank’s revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, from interest and dividends on securities. The bank’s primary sources of funds are retail savings deposits, principal and interest payments on loans, investment securities, FHLB advances and proceeds from the sale of loans. CFBank operates through its home office located in Fairlawn, Ohio, and full-service offices in Calcutta, Ohio, Columbus, Ohio and Wellsville, Ohio.
      From the time of our mutual-to-stock thrift conversion in 1998 through 2002, we operated as an overcapitalized company exhibiting limited growth potential and earnings that were well below industry averages in terms of returns on average assets and equity. Our board of directors recognized that we needed to strengthen our management team, move into more rapidly growing markets and expand into business banking in order to be properly positioned to deliver long-term shareholder value. We believe that since the beginning of 2003 we have made significant strides to achieve those goals.
      Adding experienced bankers to our management team and opening new offices in Fairlawn and Columbus has been expensive in the short-term, and our level of net interest income has not been sufficient to cover our increased overhead levels since we embarked on this strategy. We have undertaken significant restructuring costs, such as severance costs, termination of our Employee Stock Option Plan, freezing of our defined benefit plan and restructuring of FHLB debt. We believe that we have largely completed the restructuring of our management team and balance sheet, and we believe that we are poised to become a profitable community bank and to continue our growth following this offering. The capital provided by this offering will enable us to expand our lending limit and make further penetration into our new markets.
      On October 22, 2004, CFBank acquired Reserve Mortgage Services, Inc., an Ohio corporation formerly known as RJO Financial Services, Inc. Reserve Mortgage Services, Inc. subsequently merged with the bank and now operates as CFBank’s mortgage services division, originating conventional real estate loans.
      CFBank is subject to regulation by the OTS and the FDIC. See “Regulation and Supervision” at page 59.
      Our management team has many years of banking experience and extensive knowledge of the markets we serve.
Growth
      In 2003, we put in place a strong senior management team and adopted an ambitious growth plan to reposition the bank. In that year, we began a transition from our historical role as a thrift with an emphasis on making single family mortgage loans in Columbiana County to a balanced community bank. As part of the transition, we have opened additional offices in Franklin and Summit Counties, Ohio, where higher population and median income offer far greater potential for growth and profitability. Along with our expansion into growth markets, we are shifting our focus to more fully serving the more profitable commercial and commercial real estate loan markets. We are also enhancing our mortgage loan capabilities. We intend to consider every reasonable channel to originate loans, including the internet and other technology. We will evaluate our origination channels on an ongoing basis and retain only those that prove to be profitable.
      Our growth plan is working. Commercial, commercial real estate and multi-family loans increased $12.2 million or 23.0% in the first nine months of 2005 and totaled $64.9 million at September 30, 2005. Home equity lines of credit increased $8.0 million or 134.8% in the first nine months of 2005 and totaled $13.9 million at September 30, 2005. Deposits increased $19.1 million or 18.8% during the first nine months of 2005 and totaled $120.7 million at September 30, 2005.
      This growth positively impacted our net interest income which increased 16.5% and 27.4% and totaled $1.2 million and $3.6 million for the three and nine months ended September 30, 2005 compared to $1.1 million and $2.9 million for the prior year periods.
Market Area and Competition
      Our principal market area for customer loans and deposits includes Summit, Franklin and Columbiana County, Ohio. We originate commercial and conventional real estate loans and business loans throughout Ohio.
      Historically, our primary market area for customer deposits and loans was Columbiana County, Ohio, where two of our offices are located. The East Liverpool-Salem Metropolitan Statistical Areas (“MSA”), which includes Columbiana County, has a population in 2005 of 110,000 and a median household income of $39,000, according to SNL Financial. The Columbiana County market, while stable and important to us, is experiencing stagnant to slightly declining population growth, and its median household income is well below the statewide median of $49,000. However, while not a growth area, Columbiana County has the 15th highest level of deposits of the state’s 88 counties.
      When we changed management and the strategic direction of the bank beginning in 2003, we entered two markets which exhibit substantially greater growth potential, as well as a far greater concentration of potential business banking customers. The Akron MSA, which is served by our Fairlawn office, had an estimated 2005 population of 710,000 and a median household income level of $52,000. The Columbus MSA is even more attractive, with an estimated 2005 population of 1.8 million and a median household income of $54,000. All demographic information has been obtained from SNL Financial.

      Our primary market area is a competitive market for financial services; we face competition both in making loans and in attracting deposits. Direct competition comes from a number of financial institutions operating in our market area, many with a statewide or regional presence, and, in some cases, a national presence. Many of these financial institutions are significantly larger and have greater financial resources than we. Competition for loans and deposits comes from savings institutions, mortgage banking companies, commercial banks and credit unions, brokerage firms and insurance companies.
      In terms of bank deposits as of June 30, 2005 (the most recent date for which data are available), according to the FDIC, the East Liverpool-Salem MSA had $2.0 billion in total deposits. By contrast, the Akron MSA had $9.9 billion and the Columbus MSA had $28.8 billion. Our Fairlawn office is in close proximity to the Cleveland MSA, which had $64.5 billion, the highest level in the state. While we recognize that we have many well-established competitors in our new markets, we believe that we will be able to achieve significant growth in these markets over the next several years.
      We also extend our reach by utilizing technology and services to gather deposits without requiring customers to visit our offices. Customers may access their accounts through our website, www.CFBankonline.com, and make deposits through any of the 814 ATMS in the network to which we belong, through a local courier service we provide or through the use of check scanners which can be onsite at a client’s office, enabling immediate recognition of funds.
Lending Activities
      Loan Portfolio Composition. Our loan portfolio consists primarily of commercial real estate loans and mortgage loans secured by single-family and multi-family residences. At September 30, 2005, gross loans receivable totaled $108.4 million. Commercial, commercial real estate and multi-family mortgage loans totaled $64.9 million and represented 59.8% of the gross loan portfolio at September 30, 2005, compared to 48.3% at December 31, 2004 and 17.8% at December 31, 2003. The increase in the percentage of commercial, commercial real estate and multi-family mortgage loans in the portfolio was a result of the growth strategy implemented in 2003 to transform the bank from a traditional single-family mortgage lending thrift into a community bank. Single-family residential mortgage loans totaled $23.4 million and represented 21.6% of the gross loan portfolio at September 30, 2005 compared to $41.4 million or 38.0% of total gross loans at year-end 2004 and $34.8 million or 59.6% at year-end 2003. In a transaction with Freddie Mac in the second quarter of 2005, we securitized single-family residential mortgage loans held in our portfolio with an outstanding principal balance of $18.6 million, reducing single-family mortgage loan balances. The remainder of the portfolio consisted of consumer loans which totaled $20.2 million, or 18.6% of gross loans receivable at September 30, 2005 compared to $14.0 million or 12.8% at December 31, 2004 and $12.6 million or 21.6% at December 31, 2003. The increase in consumer loans was due to increased home equity lines of credit, which totaled $13.9 million or 12.9% of the gross loan portfolio at September 30, 2005 compared to $5.9 million or 5.4% at December 31, 2004 and $1.6 million or 2.8% at December 31, 2003. Auto loans declined during the periods to $4.7 million or 4.3% of the gross loan portfolio at September 30, 2005 from $6.7 million or 6.2% at year-end 2004 and $9.3 million or 15.9% at year-end 2003. At September 30, 2005, 25.4% of the loan portfolio had fixed rates, compared to 32.8% at year-end 2004 and 55.7% at year-end 2003. The decline in the percentage of fixed rate loans in the portfolio was a result of growth in commercial, commercial real estate and multi-family mortgage loans, as well as home equity lines of credit during 2004 and 2005, which are predominantly adjustable rate loans.

      Interest rates charged on loans are affected by the demand for such loans and the supply of money available for lending purposes and the rates offered by competitors. In turn, these factors are affected by, among other things, economic conditions, fiscal policies of the federal government, the monetary policies of the Federal Reserve Board and legislative tax policies.
      The following table sets forth the composition of the loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated.

			At December 31,

	At September 30,
	2005		2004		2003		2002

		Percent		Percent		Percent		Percent
		of		of		of		of
	Amount	Total	Amount	Total	Amount	Total	Amount	Total

	(Dollars in thousands)
Real estate mortgage loans:
Single-family	$23,352	21.6%	$41,450	38.0%	$34,810	59.6%	$47,108	74.8%
Multi-family	25,620	23.6%	25,602	23.4%	1,250	2.1%	1,536	2.5%
Construction	—	0.0%	1,127	1.0%	610	1.1%	134	0.2%
Commercial real estate	26,753	24.7%	20,105	18.4%	5,040	8.6%	—	0.0%

Total real estate mortgage loans	75,725	69.9%	88,284	80.8%	41,710	71.4%	48,778	77.5%

Consumer loans:
Home equity loans	880	0.8%	663	0.6%	1,003	1.7%	1,378	2.2%
Home equity lines of credit	13,921	12.9%	5,928	5.4%	1,640	2.8%	1,109	1.8%
Automobile	4,684	4.3%	6,735	6.2%	9,292	15.9%	10,540	16.7%
Other	696	0.6%	626	0.6%	663	1.2%	877	1.4%

Total consumer loans	20,181	18.6%	13,952	12.8%	12,598	21.6%	13,904	22.1%

Commercial loans	12,481	11.5%	7,030	6.4%	4,116	7.0%	261	0.4%

Total loans receivable	108,387	100.0%	109,266	100.0%	58,424	100.0%	62,943	100.0%

Less:
Net deferred loan fees	(163)		(139)		15		(17)
Allowance for loan losses	(1,225)		(978)		(415)		(361)

Loans receivable, net	$106,999		$108,149		$58,024		$62,565

      Loan Maturity. The following tables show the remaining contractual maturity of the loan portfolio at September 30, 2005 and December 31, 2004. Demand loans and other loans having no stated schedule of repayments or no stated maturity are reported as due within one year. The table does not include potential prepayments or scheduled principal amortization.

	At September 30, 2005

	Single-family,
	Multi-family
	and		Commercial
	Construction		and
	Real Estate		Commercial	Total Loans
	Mortgage	Consumer	Real Estate	Receivable

	(Dollars in thousands)
Amounts due:
Within one year	$1,329	$2,273	$11,080	$14,682

After one year:
More than 1 year to 3 years	327	2,449	4,115	6,891
More than 3 years to 5 years	420	3,813	6,143	10,376
More than 5 years to 10 years	21,182	1,333	6,330	28,845
More than 10 years to 15 years	8,017	39	7,981	16,037
More than 15 years	17,697	10,274	3,585	31,556

Total due after one year	47,643	17,908	28,154	93,705

Total amount due	$48,972	$20,181	$39,234	$108,387

	At December 31, 2004

	Single-family,
	Multi-family
	and		Commercial
	Construction		and
	Real Estate		Commercial	Total Loans
	Mortgage	Consumer	Real Estate	Receivable

	(Dollars in thousands)
Amounts due:
Within one year	$1,027	$625	$6,264	$7,916

After one year:
More than 1 year to 3 years	2,483	2,549	2,874	7,906
More than 3 years to 5 years	1,257	4,359	3,219	8,835
More than 5 years to 10 years	24,197	1,801	3,995	29,993
More than 10 years to 15 years	13,074	—	7,831	20,905
More than 15 years	26,141	4,618	2,952	33,711

Total due after one year	67,152	13,327	20,871	101,350

Total amount due	$68,179	$13,952	$27,135	$109,266

      The following tables set forth at September 30, 2005 and December 31, 2004, the dollar amount of total loans receivable contractually due after September 30, 2006 and December 31, 2005, and whether such loans have fixed interest rates or adjustable interest rates.

	Due after September 30, 2006

	Fixed	Adjustable	Total

	(Dollars in thousands)
Single-family, multi-family and construction real estate mortgage loans	$10,805	$36,838	$47,643
Consumer loans	5,483	12,425	17,908
Commercial and commercial real estate loans	7,544	20,610	28,154

Total loans	$23,832	$69,873	$93,705

	Due after December 31, 2005

	Fixed	Adjustable	Total

	(Dollars in thousands)
Single-family, multi-family and construction real estate mortgage loans	$21,131	$46,021	$67,152
Consumer loans	7,407	5,920	13,327
Commercial and commercial real estate loans	5,386	15,485	20,871

Total loans	$33,924	$67,426	$101,350

      Origination of Loans. Lending activities are conducted through all our offices. In 2003, we began originating commercial, commercial real estate and multi-family mortgage loans as we started the process of becoming a commercial bank with growth in the Franklin and Summit Counties, Ohio markets. These loans are predominantly adjustable rate loans. A majority of our single-family mortgage loan originations are fixed-rate loans. Beginning in 2002 and more pronouncedly in later years, current originations of long-term fixed-rate single-family mortgages were sold rather than retained in portfolio. Although the decision to sell current single-family mortgage originations rather than retain the loans in portfolio may result in declining single-family loan portfolio balances and lower earnings from that portfolio in the near term, it protects future profitability as management believes it is not prudent to retain these long-term, fixed-rate loans which subject us to the interest rate risk and reduced future earnings associated with a rise in interest rates. We allowed single-family mortgage loan portfolio balances to decline as interest rates fell to 40-year lows, and homeowners continued to refinance during 2003. The refinancing activity slowed as market mortgage interest rates increased in 2004. The growth in single-family mortgage loans in 2004 was predominantly in adjustable rate loans. Although we expect that most of the long-term fixed-rate mortgage loan originations will be sold on a servicing-released basis, a portion of the loans may be retained for portfolio within our interest rate risk and profitability guidelines. We also emphasize the origination of home equity lines of credit.
      Single-Family Mortgage Lending. A significant lending activity has been the origination of permanent conventional mortgage loans secured by single-family residences located in our primary market area. We currently sell substantially all of the fixed-rate single-family mortgage loans that we originate on a servicing released basis. Prior to 2004, servicing rights generally were retained on loans sold. Most single-family mortgage loans are underwritten according to Freddie Mac guidelines. Loan originations are obtained from the bank’s mortgage services division, loan officers and their contacts with the local real estate industry, existing or past customers, and members of the local communities. At September 30, 2005, single-family mortgage loans totaled $23.4 million, or 21.6% of total loans, of which $7.9 million, or 33.7% were fixed-rate loans.

      Our policy is to originate single-family residential mortgage loans in amounts up to 80% of the appraised value of the property securing the loan and up to 95% of the appraised value if private mortgage insurance is obtained. Mortgage loans generally include due-on-sale clauses which provide us with the contractual right to deem the loan immediately due and payable if the borrower transfers ownership of the property without our consent.
      Due-on-sale clauses are an important means of adjusting the rates on the fixed-rate mortgage loan portfolio, and we exercise our rights under these clauses. The single-family mortgage loan originations are generally for terms to maturity of up to 30 years.
      We offer several adjustable-rate loan programs with terms of up to 30 years and interest rates that adjust with a maximum adjustment limitation of 2.0% per year and a 6.0% lifetime cap. The interest rate adjustments on ARM loans currently offered are indexed to a variety of established indices. ARM loans offered by us do not provide for initial deep discount interest rates or for negative amortization.
      The volume and types of ARM loans originated have been affected by such market factors as the level of interest rates, consumer preferences, competition and the availability of funds. In recent years, demand for ARM loans in our primary market area has been weak due to the low interest rate environment and consumer preference for fixed-rate loans. Consequently, in recent years we have not originated a significant amount of ARM loans as compared to our originations of fixed-rate loans. However, as a result of management’s strategy to sell current long-term fixed rate loan production, ARM loans represent a larger percentage of the portfolio. At September 30, 2005, $15.5 million, or 66.4% of the single-family mortgage portfolio had adjustable rates, compared to $21.9 million, or 52.8% at December 31, 2004, $15.1 million, or 43.4% at December 31, 2003 and $6.5 million, or 11.0% at December 31, 2002.
      Commercial and Multi-Family Real Estate Lending. In 2003, we expanded into business lending and positioned ourselves for growth in the Fairlawn and Columbus, Ohio markets and, as a result, originations of commercial real estate and multi-family residential mortgage loans increased significantly. Commercial real estate and multi-family residential mortgage loans totaled $52.4 million at September 30, 2005 or 48.3% of gross loans, an increase of $6.7 million compared to $45.7 million or 41.8% of gross loans at December 31, 2004, $6.3 million or 10.7% of gross loans at December 31, 2003 and $1.5 million or 2.5% of gross loans at December 31, 2002. We anticipate that commercial real estate and multi-family residential mortgage lending activities will continue to grow in the future.
      We originate commercial real estate loans that are secured by properties used for business purposes, such as manufacturing facilities, office buildings or retail facilities. Commercial real estate and multi-family residential mortgage loans are secured by properties generally located in our primary market area. Our underwriting policies provide that commercial real estate and multi-family residential mortgage loans may be made in amounts up to 85% of the appraised value of the property. In underwriting commercial real estate and multi-family residential mortgage loans, we consider the appraisal value and net operating income of the property, the debt service ratio and the property owner’s financial strength, expertise and credit history.
      Commercial real estate and multi-family residential mortgage loans are generally considered to involve a greater degree of risk than single-family residential mortgage loans. Because payments on loans secured by commercial real estate and multi-family properties are dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. We seek to minimize these risks through our underwriting policies, which require such loans to be qualified at origination on the basis of the property’s income and debt coverage ratio and the financial strength of the owners.

      Commercial Lending. In 2003, we expanded into business lending and positioned ourselves for growth in the Fairlawn and Columbus, Ohio markets. As a result, originations of commercial loans increased. Commercial loans totaled $12.5 million or 11.5% of gross loans at September 30, 2005, an increase of $5.5 million compared to $7.0 million, or 6.4% of gross loans at December 31, 2004, $4.1 million, or 7.0% of gross loans at December 31, 2003 and $261,000 or 0.4% of gross loans at December 31, 2002. We anticipate that commercial lending activities will continue to grow in the future.
      We make commercial business loans primarily to small business and generally secured by business equipment, inventory, accounts receivable and other business assets. In underwriting commercial loans, we consider our net operating income of the company, the debt service ratio and the financial strength, expertise and credit history of the owners.
      Commercial loans are generally considered to involve a greater degree of risk than loans secured by real estate. Because payments on commercial loans are dependent on successful operation of the business enterprise, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. We seek to minimize these risks through our underwriting policies, which require such loans to be qualified at origination on the basis of the enterprise’s income and debt coverage ratio and the financial strength of the owners.
      Construction and Land Lending. We generally originate construction and land development loans to contractors and individuals in our primary market areas. Construction loans are made to finance the construction of owner-occupied single-family residential properties and, to a substantially lesser extent, individual properties built by developers for future sale. Construction loans to individuals are fixed or adjustable-rate loans which may convert to permanent loans with maturities of up to 30 years. Our policies provide that construction loans may be made in amounts up to 80% of the appraised value of the property for construction of single-family residences. We require an independent appraisal of the property. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. We require regular inspections to monitor the progress of construction. Land loans are determined on an individual basis, but generally they do not exceed 75% of the actual cost or current appraised value of the property, whichever is less.
      Construction and land financing is considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development compared to the estimated cost (including interest) of construction. If the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.
      Consumer and Other Lending. Our consumer loan portfolio generally consists of home equity lines of credit, automobile loans, home equity and home improvement loans and loans secured by deposits. At September 30, 2005, our consumer loan portfolio totaled $20.2 million, or 18.6% of gross loans receivable.
      We offer home equity lines of credit that are secured by the borrower’s property. Our policy is to originate home equity lines in amounts up to 80% of the appraised value of the property securing the loan. The lines have a 10 year draw period followed by a 10 year repayment period. Monthly payments during the first 10 years can be either 1.5% of the outstanding balance or interest only. Home equity lines of credit are generally ARM loans with rates adjusting monthly at up to 2.0% above the prime rate of interest as disclosed in The Wall Street Journal. Home equity lines of credit totaled $13.9 million or 12.9% of gross loans at September 30, 2005, an increase of $8.0 million compared to $5.9 million or 5.4% of gross loans at December 31, 2004, $1.6 million or 2.8% of gross loans at December 31, 2003 and $1.1 million or 1.8% of gross loans at December 31, 2002.

      The auto loan portfolio has declined as a result of our decision to exit the indirect auto lending business which requires the maintenance of relationships with auto dealers rather than the benefit of direct interaction between the borrowers and our lending officers. Loans secured by rapidly depreciable assets such as automobiles entail greater risks than single-family residential mortgage loans and repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Auto loans totaled $4.7 million or 4.3% of gross loans at September 30, 2005, a decline of $2.0 million compared to $6.7 million or 6.2% of gross loans at December 31, 2004, $9.3 million or 15.9% of gross loans at December 31, 2003 and $10.5 million or 16.7% of gross loans at December 31, 2002.
      Delinquencies and Classified Assets. The Board of Directors monitors the status of all delinquent mortgage and commercial loans thirty days or more past due monthly. Additionally, the Board of Directors reviews past due statistics and trends for all consumer and installment loans. The procedures taken by us with respect to resolving delinquencies vary depending on the nature and type of the loan and period of delinquency. In general, we make every effort, consistent with safety and soundness principles, to work with the borrower to have the loan brought current. If the loan is still not brought current it then becomes necessary for us to repossess collateral and/or take legal action.
      Historically, the bank has had good asset quality, as the loan portfolio was comprised primarily of single-family mortgage loans underwritten at loan-to-value ratios of 80% or below. As we expanded into business lending and entered the Akron and Columbus markets, we recognized that it was necessary to upgrade our credit review process. Our senior credit officer, who joined us in January 2004, has over 30 years of credit and workout experience. In addition, we hired a third party to conduct an independent loan review covering approximately 90% of our portfolio in 2004. We have enhanced our credit review procedures and we believe that we have the credit infrastructure in place to appropriately monitor our portfolio growth.
      Federal regulations and our Classification of Assets Policy require use of an internal asset classification system as a means of reporting and monitoring assets. We have incorporated the OTS internal asset classifications as a part of our credit monitoring system. In accordance with regulations, problem assets are classified as “substandard,” “doubtful” or “loss,” and the classifications are subject to review by the OTS. An asset is considered “substandard” under the regulations if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. An asset considered “doubtful” under the regulations has all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets considered “loss” under the regulations are those considered “uncollectible” and having so little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets are required to be designated “special mention” when they posses weaknesses but do not currently expose the insured institution to sufficient risk to warrant classification in one of these categories. In order to more closely monitor credit risk as we employ our growth strategy in business lending, we have developed internal loan review procedures and a credit grading system for commercial, commercial real estate and multi-family mortgage loans, and we also utilize an external firm for loan review.
      At September 30, 2005, no assets were designated as special mention; $639,000 in assets were classified as substandard, 97.5% of which were single-family mortgage loans and real estate owned; and no assets were classified as doubtful or loss.

      The following tables set forth information concerning delinquent loans in dollar amounts and as a percentage of the total loan portfolio. The amounts presented represent the total remaining principal balances of the loans, rather than the actual payment amounts that are overdue.

	September 30, 2005				December 31, 2004

	60-89 Days		90 Days or More		60-89 Days		90 Days or More

	Number	Principal	Number	Principal	Number	Principal	Number	Principal
	of	Balance	of	Balance	of	Balance	of	Balance
	Loans	of Loans	Loans	of Loans	Loans	of Loans	Loans	of Loans

	(Dollars in thousands)
Real estate loans:
Single-family	—	$—	9	$590	2	$49	8	$276
Multi-family	—	—	—	—	—	—	—	—
Construction	—	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—	—
Consumer loans:
Home equity loans and lines of credit	—	—	—	—	1	7	—	—
Automobile	3	10	2	16	5	43	2	9
Unsecured lines of credit	—	—	—	—	—	—	—	—
Other	2	2	—	—	—	—	1	1
Commercial loans	—	—	—	—	—	—	—	—

Total delinquent loans	5	$12	11	$606	8	$99	11	$286

Delinquent loans as a percent of total loans		0.01%		0.56%		0.09%		0.26%

	December 31, 2003				December 31, 2002

	60-89 Days		90 Days or More		60-89 Days		90 Days or More

	Number	Principal	Number	Principal	Number	Principal	Number	Principal
	of	Balance	of	Balance	of	Balance	of	Balance
	Loans	of Loans	Loans	of Loans	Loans	of Loans	Loans	of Loans

	(Dollars in thousands)
Real estate loans:
Single-family	3	$97	9	$714	10	$559	10	$761
Multi-family	—	—	—	—	—	—	—	—
Construction	—	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—	—
Consumer loans:
Home equity loans and lines of credit	3	37	—	—	—	—	—	—
Automobile	2	13	2	6	1	5	3	19
Unsecured lines of credit	—	—	1	1	—	—	1	1
Other	—	—	4	20	2	6	—	—
Commercial loans	1	25	—	—	—	—	—	—

Total delinquent loans	9	$172	16	$741	13	$570	14	$781

Delinquent loans as a percent of total loans		0.30%		1.28%		0.91%		1.24%
      The tables do not include delinquent loans less than 60 days past due. At September 30, 2005 and December 31, 2004, 2003 and 2002, total loans past due 30 to 59 days totaled $1.0 million, $549,000, $481,000 and $517,000, respectively.

      Nonperforming Assets. The following table contains information regarding nonperforming loans, real estate owned (“REO”) and other repossessed assets. At September 30, 2005, nonperforming loans totaled $606,000. It is our policy to stop accruing interest on loans 90 days or more past due and set up reserves for all previously accrued interest. At September 30, 2005, the amount of additional interest income that would have been recognized on nonaccrual loans if such loans had continued to perform in accordance with their contractual terms was approximately $31,000. At September 30, 2005, December 31, 2004, 2003 and 2002, there were no impaired loans or troubled debt restructurings.

		At December 31,
	At September 30,
	2005	2004	2003	2002

	(Dollars in thousands)
Nonaccrual loans:
Single-family real estate	$590	$276	$714	$761
Consumer	16	10	27	20

Total(1)	606	286	741	781
Real estate owned (REO)	33	132	184	—
Other repossessed assets	—	—	9	2

Total nonperforming assets(2)	$639	$418	$934	$783

Nonperforming loans to total loans	0.56%	0.26%	1.28%	1.25%
Nonperforming assets to total assets	0.40%	0.24%	0.87%	0.71%

(1)	Total nonaccrual loans equal total nonperforming loans.

(2)	Nonperforming assets consist of nonperforming loans (and impaired loans), other repossessed assets and REO.
      Allowance for Loan Losses. Our strategy to expand into business lending and the significant growth in commercial, commercial real estate and multi-family mortgage loans that resulted from that strategy required an increase in the allowance for loan losses related to these loan types. At September 30, 2005, the allowance for commercial, commercial real estate and multi-family mortgage loans totaled $1.1 million, an increase of $194,000 from $862,000 at December 31, 2004 and an increase of $956,000 from $100,000 at December 31, 2003 as these loan types grew from 17.7% of the total loan portfolio at year-end 2003 to 48.2% at year-end 2004 and 59.8% at September 30, 2005. 86.2% and 88.1% of the allowance was allocated to these loan types at September 30, 2005 and December 31, 2004, as they tend to be larger balance, higher risk loans than single-family residential mortgages, where we have experienced low historical loss rates. As of September 30, 2005, the allowance for loan losses totaled 1.1% of total loans compared to 0.9% as of December 31, 2004 and 0.7% as of December 31, 2003.
      The OTS, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances in accordance with generally accepted accounting principles and guidance for banking agency examiners to use in evaluating the allowances. The policy statement requires that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management has analyzed all significant factors that affect the collectibility of the portfolio in a reasonable manner; and that management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement.

We adopted an Allowance for Loan Losses Policy designed to provide a thorough, disciplined and consistently applied process that incorporates management’s current judgments about the credit quality of the loan portfolio into determination of the allowance for loan and lease losses in accordance with generally accepted accounting principles and supervisory guidance. Management believes that an adequate allowance for loan losses has been established. However, actual losses are dependent upon future events and, as such, further additions to the level of allowances for estimated loan losses may become necessary.
      The following table sets forth activity in the allowance for loan losses for the periods indicated.

	At or For the		At or For the
	Nine Months Ended		Year Ended
	September 30,		December 31,

	2005	2004	2004	2003	2002

	(Dollars in thousands)
Allowance for loan losses, beginning of period	$978	$415	$415	$361	$373
Charge-offs:
Single-family real estate	148	—	—	—	—
Consumer	52	50	117	50	35

Total charge-offs	200	50	117	50	35
Recoveries on loans previously charged off:
Single-family real estate	9	—	—	—	—
Consumer	36	16	34	2	4

Total recoveries	45	16	34	2	4
Net charge-offs	155	34	83	48	31
Provision for loan losses	402	366	646	102	19

Allowance for loan losses, end of period	$1,225	$747	$978	$415	$361

Allowance for loan losses to total loans	1.13%	0.77%	0.90%	0.71%	0.57%
Allowance for loan losses to nonperforming loans	202.23%	451.55%	341.96%	56.01%	46.22%
Net charge-offs to the allowance for losses	16.87%	6.07%	8.49%	11.57%	8.59%
Net charge-offs to average loans	0.18%	0.06%	0.10%	0.08%	0.05%

      The following tables set forth the allowance for loan losses in each of the categories listed at the dates indicated and the percentage of such amounts to the total allowance and loans in each category as a percent of total loans. Although the allowance may be allocated to specific loans or loan types, the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

	At September 30 2005			At December 31, 2004

		% of			% of
		Allowance	Percent of		Allowance	Percent of
		in each	Loans in		in each	Loans in
		Category	Each		Category	Each
		to Total	Category to		to Total	Category to
	Amount	Allowance	Total Loans	Amount	Allowance	Total Loans

	(Dollars in thousands)
Single-family real estate mortgage and
construction loans	$55	4.5%	21.6%	$4	0.4%	39.0%
Consumer loans	114	9.3%	18.6%	112	11.5%	12.8%
Commercial, commercial real estate and multi-family mortgage loans	1,056	86.2%	59.8%	862	88.1%	48.2%

Total allowance for loan losses	$1,225	100.0%	100.0%	$978	100.0%	100.0%

	At December 31,

	2003			2002

		% of	Percent of		% of
		Allowance	Loans in		Allowance	Percent of
		in each	Each		in each	Loans in
		Category	Category		Category	Each
		to Total	to Total		to Total	Category to
	Amount	Allowance	Loans	Amount	Allowance	Total Loans

	(Dollars in thousands)
Single-family real estate mortgage and construction loans	$213	51.3%	60.7%	$296	82.0%	75.0%
Consumer loans	102	24.6%	21.6%	64	17.7%	22.1%
Commercial, commercial real estate and multi-family mortgage loans	100	24.1%	17.7%	1	0.3%	2.9%

Total allowance for loan losses	$415	100.0%	100.0%	$361	100.0%	100.0%

Real Estate
      At September 30, 2005, real estate owned totaled $33,000 and consisted of one single-family residential property. Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

      In addition, at September 30, 2005, the Company conducted its business through five owned or leased offices located in Summit, Columbiana and Franklin Counties, Ohio, as set forth in the following table:

				Net Book Value of
				Property or
				Leasehold
		Original Year	Date of Lease	Improvements at
Location	Leased or Owned	Leased or Acquired	Expiration	December 31, 2004

2923 Smith Road
Fairlawn, Ohio 44333	Leased	2004	2014	$259,000
601 Main Street
Wellsville, Ohio 43968	Owned	1989	—	751,000
49028 Foulks Drive
East Liverpool, Ohio 43920	Owned	1979	—	327,000
4249 Easton Way, Suite 125
Columbus, Ohio 43219	Leased	2003	2009	15,000
Reserve Mortgage Services
1730 Akron-Peninsula Road
Akron, Ohio 44313	Leased	2004	2009	44,000
Investment Activities
      Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certificates of deposit of insured banks and savings institutions, bankers’ acceptances and federal funds. Subject to various restrictions, federally-chartered savings institutions may also invest their assets in commercial paper, investment-grade corporate debt securities, municipal bonds and mutual funds whose assets conform to the investments that a federally-chartered savings institution is otherwise authorized to make directly. Additionally, minimum levels of investments that qualify as liquid assets under OTS regulations must be maintained. Historically, liquid assets above the minimum OTS requirements have been maintained at a level considered to be more than adequate to meet our normal daily activities. During the quarter ended June 30, 2005, we securitized single-family residential mortgage loans with an outstanding principal balance of $18.6 million, formerly held in our portfolio, with Freddie Mac. We continue to hold the securities and service the loans. The securitization increased liquidity as the securities retained are readily marketable, eliminated credit risk on the loans and reduced the bank’s risk-based capital requirement. As a result of the securitization, net single-family residential mortgage loan balances declined $18.5 million, the loan servicing asset increased $120,000 and securities available for sale increased $18.9 million. The unrealized gain on the securities at June 30, 2005 was $530,000 which increased our capital by $350,000.
      The investment policy established by the Board of Directors is designed to provide and maintain liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk, and complement lending activities. Our policies provide the authority to invest in United States Treasury and federal agency securities meeting our guidelines and in mortgage-backed securities guaranteed by the U.S. government and agencies thereof, as well as municipal bonds. To improve liquidity, we transferred all securities previously classified as “held to maturity” to “available for sale” in 2003.

      At September 30, 2005, the securities portfolio totaled $33.3 million. All mortgage-backed securities in the securities portfolio were insured or guaranteed by Freddie Mac or Fannie Mae. There were no collateralized mortgage obligations that failed stress testing at September 30, 2005. Management reports high risk mortgage derivatives testing results to the Board of Directors each month, at which time the Board may direct management to divest of any such securities failing any portion of the testing, in accordance with regulations.
      The following table sets forth certain information regarding the amortized cost and fair value of securities at the dates indicated.

			At December 31,

	At September 30,
	2005		2004		2003		2002

	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value	Cost	Value

	(Dollars in thousands)
Securities available for sale:
Federal agency	$6,007	$5,907	$5,018	$4,983	$12,755	$12,759	$—	$—
Municipal	2,020	2,011	—	—	1,370	1,375	—	—

Total securities available for sale	8,027	7,918	5,018	4,983	14,125	14,134	—	—

Securities held to maturity:
U.S. Government and federal agency	—	—	—	—	—	—	2,527	2,557
Corporate	—	—	—	—	—	—	1,996	1,996

Total securities held to maturity	—	—	—	—	—	—	4,523	4,553

Total federal agency and municipal securities	8,027	7,918	5,018	4,983	14,125	14,134	4,523	4,553

Mortgage-backed securities:
Available for sale	24,814	25,403	8,398	8,525	12,697	12,992	1,395	1,439
Held to maturity	—	—	—	—	—	—	13,299	13,616

Total mortgage-backed securities	24,814	25,403	8,398	8,525	12,697	12,992	14,694	15,055

Net unrealized gains on securities available for sale	480	—	92	—	304	—	44	—

Total securities	$33,321	$33,321	$13,508	$13,508	$27,126	$27,126	$19,261	$19,608

      The tables below set forth certain information regarding the carrying value, weighted average yields and contractual maturities of the debt securities available for sale as of September 30, 2005 and December 31, 2004. Yields are stated on a fully taxable equivalent basis.

	At September 30, 2005

			More than One		More than Five		More than
	One Year or Less		Year to Five Years		Years to Ten Years		Ten Years		Total

		Weighted		Weighted		Weighted		Weighted		Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average
	Value	Yield	Value	Yield	Value	Yield	Value	Yield	Value	Yield

	(Dollars in thousands)
Federal agency	$—	—	$5,907	3.52%	$—		$—		$5,907	3.52%
Mortgage-backed	—	—	353	5.38%	3,484	4.94%	21,566	5.37%	25,403	5.31%
Municipal	—	—	1,003	4.12%	1,008	4.34%	—		2,011	4.23%

Total securities at fair value	$—	—	$7,263	3.70%	$4,492	4.80%	$21,566	5.37%	$33,321	4.93%

	At December 31, 2004

			More than One		More than Five		More than
	One Year or Less		Year to Five Years		Years to Ten Years		Ten Years		Total

		Weighted		Weighted		Weighted		Weighted		Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average
	Value	Yield	Value	Yield	Value	Yield	Value	Yield	Value	Yield

	(Dollars in thousands)
Federal agency	$—	—	$4,983	3.37%	$—	$—			$4,983	3.37%
Mortgage-backed	—	—	496	5.35%	3,197	4.55%	4,832	4.95%	8,525	4.82%

Total securities at fair value	$—	—	$5,479	3.55%	$3,197	4.55%	$4,832	4.95%	$13,508	4.28%

Sources of Funds
      General. Deposits, loan repayments and prepayments, securities sales, maturities and prepayments, borrowings and cash flows generated from operations are the primary sources of funds for use in lending, investing and for other general purposes.
      Deposits. We offer a variety of deposit accounts with a range of interest rates and terms. Our deposits consist of passbook accounts, savings and club accounts, interest- and noninterest-bearing checking accounts, money market accounts and certificates of deposit. For the nine months ended September 30, 2005, certificates of deposit constituted 49.9% of total average deposits. The term of the certificates of deposit offered vary from seven days to five years and the offering rates are established by us. Specific terms of an individual account vary according to the type of account, the minimum balance required, the time period funds must remain on deposit and the interest rate, among other factors. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. At September 30, 2005, we had $38.3 million of certificate accounts maturing in less than one year. We expect that most of these accounts will be reinvested and do not believe that there are any material risks associated with the respective maturities of these certificates. Deposits are obtained predominantly from the area in which our banking offices are located. We do, however, accept brokered deposits. At September 30, 2005, brokered deposits totaled $10.8 million. We rely primarily on a willingness to pay market-competitive interest rates to attract and retain these deposits. Accordingly, rates offered by competing financial institutions affect our ability to attract and retain deposits.
      At September 30, 2005, we had $21.6 million in certificate accounts in amounts of $100,000 or more maturing as follows:

		Weighted
		Average
Maturity Period	Amount	Rate

	(Dollars in thousands)
Three months or less	$5,013	3.29%
Over 3 through 6 months	4,054	3.37%
Over 6 through 12 months	3,962	3.71%
Over 12 months	8,620	3.96%

Total	$21,649

      At December 31, 2004, we had $11.3 million in certificate accounts in amounts of $100,000 or more maturing as follows:

		Weighted
		Average
Maturity Period	Amount	Rate

	(Dollars in thousands)
Three months or less	$3,704	2.47%
Over 3 through 6 months	226	1.82%
Over 6 through 12 months	2,834	2.80%
Over 12 months	4,495	3.67%

Total	$11,259

      The following table sets forth the distribution of our average deposit accounts for the periods indicated and the weighted average interest rates on each category of deposits presented. Averages for the periods presented are based on month-end balances.

				For the Year Ended December 31,

	For the Nine Months Ended
	September 30, 2005			2004			2003			2002

		Percent of			Percent of			Percent of			Percent of
		Total	Average		Total	Average		Total	Average		Total	Average
	Average	Average	Rate	Average	Average	Rate	Average	Average	Rate	Average	Average	Rate
	Balance	Deposits	Paid	Balance	Deposits	Paid	Balance	Deposits	Paid	Balance	Deposits	Paid

	(Dollars in thousands)
Interest-bearing checking accounts	$11,389	9.9%	1.42%	$11,602	13.8%	0.58%	$8,463	11.3%	0.86%	$8,748	11.5%	1.66%
Money market accounts	22,590	19.6%	2.70%	10,688	12.7%	2.34%	7,843	10.4%	1.40%	6,146	8.1%	1.49%
Savings accounts	16,614	14.4%	0.61%	18,730	22.3%	0.57%	18,373	24.4%	0.82%	17,812	23.3%	1.69%
Certificates of deposit	57,542	49.9%	2.98%	39,285	46.8%	2.57%	38,761	51.5%	3.24%	42,792	56.1%	4.63%
Noninterest-bearing deposits:
Demand deposits	7,140	6.2%	—	3,674	4.4%	—	1,781	2.4%	—	754	1.0%	—

Total average deposits	$115,275	100.0%	2.39%	$83,979	100.0%	1.79%	$75,221	100.0%	2.14%	$76,252	100.0%	3.31%

      The following table presents by various rate categories, the amount of certificate accounts outstanding at the dates indicated and the periods to maturity of the certificate accounts outstanding at September 30, 2005.

	Period to Maturity from September 30, 2005

			Two to	Over	At	At December 31,
	Less than	One to	Three	Three	September 30,
	One Year	Two Years	Years	Years	2005	2004	2003	2002

	(Dollars in thousands)
Certificate accounts:
0 to 1.99%	$6,084	$40	$—	$—	$6,124	$11,847	$8,148	$5,980
2.00 to 2.99%	7,897	3,786	213	—	11,896	17,555	10,123	5,723
3.00 to 3.99%	18,938	3,849	1,515	1,271	25,573	9,984	11,221	11,656
4.00 to 4.99%	4,915	11,806	650	2,645	20,016	6,273	6,152	12,167
5.00 to 5.99%	437	—	—	—	437	655	977	3,421
6.00% and above	—	10	—	—	10	10	72	1,774

Total certificate accounts	$38,271	$19,491	$2,378	$3,916	$64,056	$46,324	$36,693	$40,721

      Borrowings. We utilize FHLB advances as an alternative to retail deposits to fund our operations as part of our operating strategy. These FHLB advances are collateralized primarily by certain mortgage loans, home equity lines of credit, commercial real estate loans and mortgage-backed securities and secondarily by our investment in capital stock of the FHLB. FHLB advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions fluctuates from time to time in accordance with the policies of the FHLB.
      Central Federal Capital Trust I, a trust we formed, issued $5.0 million of 3-month LIBOR plus 2.85% floating rate trust preferred securities in 2003 as part of a pooled offering of such securities. We issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. We may redeem the subordinated debentures, in whole but not in part, any time after five years at par. The subordinated debentures must be redeemed no later than 2033.
      Under accounting guidance, FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the holding company. Accordingly, we do not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by us and held by the trust.
      The following table sets forth certain information regarding borrowed funds at or for the periods ended on the dates indicated:

	At or For the
	Nine Months	At or For the Year Ended
	Ended	December 31,
	September 30,
	2005	2004	2003	2002

		(Dollars in thousands)
FHLB advances and other borrowings:
Average balance outstanding	$24,416	31,265	$12,192	$19,902
Maximum amount outstanding at any month-end during the period	47,062	48,574	16,542	19,370
Balance outstanding at end of period	19,100	48,574	12,655	16,330
Weighted average interest rate during period	3.53%	2.28%	5.59%	4.83%
Weighted average interest rate at end of period	4.03%	2.76%	2.28%	5.53%
Subsidiary Activities
      As of September 30, 2005, we maintained CFBank and the trust as wholly owned subsidiaries.
Legal Proceedings
      We may, from time to time, be involved in various legal proceedings in the normal course of business. Periodically, there have been various claims and lawsuits involving us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that management believes would have a material adverse effect on our financial condition or operations, if decided adversely to us.
Personnel
      As of September 30, 2005, we had 56 full-time employees and one part-time employee.

MANAGEMENT
      There are seven directors on our Board, each of whom is elected by the holders of our common stock. The Board is divided into three classes, with terms expiring at our annual meeting of stockholders in 2006, 2007 and 2008, respectively. Each director serves for a three-year term or until his successor is duly qualified and elected.
      David C. Vernon, age 65, was Chairman of Central Federal and CFBank from January 2003 through December 2005. Mr. Vernon was Chief Executive Officer of Central Federal and the bank from January 2003 to February 2005 and President of Central Federal from March 2003 to February 2005. On January 1, 2006, Mr. Vernon retired as Chairman of Central Federal and CFBank and assumed the role of Vice-Chairman of each, in order to continue implementation of our previously announced management succession plan. Mr. Vernon has had an extensive career in banking over a period of 40 years. Mr. Vernon was Chairman, President and Chief Executive Officer of Founders Capital Corporation in Akron, Ohio from September 2002 to February 2003; a strategic planning consultant to Westfield Bank in Westfield, Ohio from May 2000 to July 2002; a consultant to Champaign National Bank in Urbana, Ohio from July 1999 to April 2002 and a consultant to First Place Bank in Warren, Ohio from April 1999 to February 2001. While serving as a consultant to Champaign National Bank, Mr. Vernon also served as a director and member of the Audit and Compensation Committees of its parent company, Futura BancCorp. In February 1999, Mr. Vernon retired as Chairman, President and Chief Executive Officer of Summit Bank, a community bank he had founded in 1991. Summit Bank’s parent corporation, Summit Bancorp, also formed in 1991, merged with FirstFederal Financial Services Corp. (“FirstFederal”) in 1997. From 1997 until his retirement, Mr. Vernon also served as a director of FirstFederal, chaired the directors’ loan committee and served as a member of the mergers and acquisitions committee. Prior to founding Summit Bank, he was Senior Vice President and Senior Loan Officer of Firestone Bank and Bank One, Akron, N.A. Mr., Vernon has been a director of Central Federal since 2003; his current term as a director expires at the annual meeting of stockholders in 2007.
      Mark S. Allio, age 51, was Vice-Chairman, President and Chief Executive Officer of Central Federal and CFBank from February 1, 2005 to December 31, 2005. On January 1, 2006, Mr. Allio became Chairman of Central Federal and the Bank, as Mr. Vernon retired from those positions and assumed the role of Vice-Chairman of each. Mr. Allio was President and Chief Executive Officer of Rock Bank, an affiliate of Quicken Loans Inc., in Livonia, Michigan from April 2003 to December 2004, President of Third Federal Savings, MHC in Cleveland, Ohio from January 2000 to December 2002 and Chief Financial Officer of Third Federal from 1988 through 1999. Prior to joining Third Federal, Mr. Allio specialized in banking taxation for twelve years at KPMG and Arthur Andersen. He has more than 29 years of banking and banking-related experience. Mr. Allio has been a director of Central Federal since 2003; his current term as a director expires at the annual meeting of stockholders in 2006.
      Jeffrey W. Aldrich, age 62, has been President and Chief Executive Officer of Sterling China Co., a dishware manufacturing company in Wellsville, Ohio, since November 1970. He has been a director of Central Federal since 1979; his current term as a director expires at the annual meeting of stockholders in 2006.
      Thomas P. Ash, age 56, has been Director of Governmental Relations, Buckeye Association of School Administrators, Columbus, Ohio, since August 2005. Prior to accepting that position, he had served as Superintendent of Schools, Mid-Ohio Educational Service Center in Mansfield, Ohio from January 2000 to August 2005 and Superintendent of Schools, East Liverpool City School District in East Liverpool, Ohio from August 1984 to December 1999. He has been a director of

Central Federal since 1985; his current term as a director expires at the annual meeting of stockholders in 2007.
      William R. Downing, age 60, has been President of R. H. Downing, Inc., an automotive supply, sales and marketing agency in Akron, Ohio since June 1973. He is also Chairman and Chief Executive Officer of JohnDow Industries, Inc., a manufacturer and distributor of lubrication and fluid handling equipment which he founded in 1988. He has been a director of Central Federal since 2003; his current term as a director expires at the annual meeting of stockholders in 2008.
      Gerry W. Grace, age 66, has been President of Grace Services, Inc., a weed and pest control company located in Canfield, Ohio since April 1980. Mr. Grace also has served as a Trustee of Ellsworth Township, Ohio since January 1976. He has been a director of Central Federal since 1986; his current term as a director expires at the annual meeting of stockholders in 2008.
      Jerry F. Whitmer, age 70, has been a Partner of Brouse McDowell, LPA, a law firm in Akron, Ohio, since 1971. He has been a director of Central Federal since 2003; and his current term as a director expires at the annual meeting of stockholders in 2007.
      Other than our executive officers who serve as directors and whose information appears above, our principal officers are:
      Raymond E. Heh, age 62, President and Chief Operating Officer of CFBank, joined the bank in June 2003. Prior to that date, during an 18-year period, he held numerous positions at Bank One, Akron, N.A., including the offices of President and Chief Operating Officer from July 1990 to January 1993 and Chairman and Chief Executive Officer from January 1993 to April 1997. He remained with the reorganized Bank One as President of the Northeast Ohio Region until December 2002. Mr. Heh has more than 40 years of experience in banking.
      Therese A. Liutkus, age 46, has been Chief Financial Officer of Central Federal and CFBank since November 2003. Prior to joining Central Federal and the bank, she served as Chief Financial Officer of First Place Financial Corp. in Warren, Ohio and its subsidiary, First Place Bank, for six years. Ms. Liutkus has more than 19 years of banking and banking-related experience. She is a Certified Public Accountant.
      R. Parker MacDonell, age 51, has been Regional President — Columbus of CFBank since May 2003. Mr. MacDonell held various management positions at Bank One Columbus NA beginning in August 1987 and served as a Senior Vice President from September 1991 to May 2003. Mr. MacDonell has more than 18 years of banking experience.
      Eloise L. Mackus, age 55, has been Senior Vice President, General Counsel and Secretary of Central Federal and CFBank since July 2003. Prior to joining Central Federal and the bank, she practiced law with firms in Connecticut and Ohio and served as Vice President and General Manager of International Markets for The J. M. Smucker Company. Ms. Mackus has more than 15 years of banking and banking-related experience.
      Timothy M. O’Brien, age 40, has been Senior Vice President, Mortgage Operations of CFBank since September 2005. Prior to joining the bank, Mr. O’Brien held officer positions with DeepGreen

Bank, Metropolitan Bank & Trust, and Mellon Mortgage Company. He has more than 11 years of banking and mortgage experience.
      William R. Reed, age 69, has been Senior Credit Officer of CFBank since January 2004. Prior to joining CFBank, Mr. Reed was Senior Vice President and Senior Credit Officer of FirstMerit Corp. for 19 years and a member of its Corporate Executive Committee for 12 years.
Executive Compensation
      Information regarding executive compensation is incorporated by reference to the information appearing under the caption “Executive Compensation” in our proxy statement for the 2005 Annual Meeting of Stockholders which was dated April 15, 2005 and filed with the Commission on March 30, 2005.
Certain Relationships and Related Transactions
      Information regarding certain relationships and transactions that we have or have had with our directors, officers and large stockholders is incorporated by reference to the information appearing under the caption “Directors and Executive Officers — Certain Relationships and Related Transactions” in our proxy statement for the 2005 Annual Meeting of Stockholders which was dated April 15, 2005 and filed with the Commission on March 30, 2005.

REGULATION AND SUPERVISION
General
      CFBank is a federally-chartered savings association. It is subject to regulation, examination and supervision by the OTS and the FDIC as its deposit insurer. CFBank is a member of the Savings Association Insurance Fund (“SAIF”), and its deposit accounts are insured up to applicable limits by the FDIC. All the deposit premiums paid by CFBank to the FDIC for deposit insurance are currently paid to the SAIF. CFBank also is a member of the Federal Home Loan Bank (“FHLB”) of Cincinnati, which is one of the 12 regional FHLBs. CFBank must file reports with the OTS concerning its activities and financial condition, and it must obtain regulatory approvals prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions. The OTS conducts periodic examinations to assess CFBank’s compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings association can engage and is intended primarily for the protection of the insurance fund and depositors. As a savings and loan holding company, we must file certain reports with, and otherwise comply with, the rules and regulations of the OTS and, with respect to federal securities laws, of the Commission.
      The OTS and the FDIC have significant discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the OTS, the FDIC, the Commission or the United States Congress, could have a material adverse impact on us, CFBank and our operations and shareholders. The following discussion is intended to be a summary of the material statutes and regulations applicable to savings associations and their holding companies, and it does not purport to be a comprehensive description of all such statutes and regulations.
Regulation of Federal Savings Associations
      Business Activities. CFBank derives its lending and investment powers from the Home Owners’ Loan Act, as amended (“HOLA”), and OTS regulations. Under these laws and regulations, CFBank may invest in mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of debt securities and certain other assets. CFBank may also establish service corporations that may engage in activities not otherwise permissible for CFBank, including certain real estate equity investments and securities and insurance brokerage. CFBank’s authority to invest in certain types of loans or other investments is limited by federal law.
      Loans to One Borrower. CFBank is generally subject to the same limits on loans to one borrower as is a national bank. With specified exceptions, CFBank’s total loans or extensions of credit to a single borrower cannot exceed 15% of CFBank’s unimpaired capital and surplus, which does not include accumulated other comprehensive income. CFBank may lend additional amounts up to 10% of its unimpaired capital and surplus which does not include accumulated other comprehensive income, if the loans or extensions of credit are fully-secured by readily-marketable collateral. CFBank currently complies with applicable loans-to-one borrower limitations.
      QTL Test. The HOLA requires that CFBank, as a savings association, comply with the qualified thrift lender (“QTL”) test. Under the QTL test, CFBank is required to maintain at least 65% of its portfolio assets in certain “qualified thrift investments” for at least nine months of the most recent twelve-month period. “Portfolio assets” means, in general, CFBank’s total assets less the sum of (i) specified liquid assets up to 20% of total assets, (ii) goodwill and other intangible assets and (iii) the value of property used to conduct CFBank’s business.
      CFBank may also satisfy the QTL test by qualifying as a domestic building and loan association as defined in the Internal Revenue Code of 1986, as amended (the “Code”). CFBank met the QTL test at September 30, 2005 and in each of the prior 12 months, and, therefore, qualified as a thrift lender. If CFBank fails the QTL test, it must either operate under certain restrictions on its activities or convert to a national bank charter.
      Capital Requirements. The OTS regulations require savings associations to meet three minimum capital standards: (i) a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; (ii) a leverage ratio requirement of 3.0% of core capital to such adjusted total assets, if a savings association has been assigned the highest composite rating of 1 under the Uniform Financial Institutions Rating System; and (iii) a risk-based capital ratio requirement of 8.0% of core and supplementary capital to total risk-based assets. The minimum leverage capital ratio for any other depository institution that does not have a composite rating of 1 will be 4%, unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the depository institution. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulation based on the risks found by the OTS to be inherent in the type of asset.
      Tangible capital is defined, generally, as common shareholders’ equity (including retained earnings), certain non-cumulative perpetual preferred stock and related earnings, minority interests in equity accounts of fully consolidated subsidiaries, less intangibles (other than certain mortgage servicing rights), and investments in and loans to subsidiaries engaged in activities not permissible for a national bank. Core capital is defined similarly to tangible capital, but core capital also includes certain qualifying supervisory goodwill and certain purchased credit card relationships. Supplementary capital currently includes cumulative and other preferred stock, mandatory convertible debt securities, subordinated debt and intermediate preferred stock and the allowance for loan and lease losses. In addition, up to 45% of unrealized gains on available-for-sale equity securities with a readily determinable fair value may be included in tier 2 capital. The allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets, and the amount of supplementary capital that may be included as total capital cannot exceed the amount of core capital. At September 30, 2005, CFBank met each of its capital requirements, in each case on a fully phased-in basis.

			Excess	Capital

	Actual	Required	(Deficiency)	Actual	Required
	Capital	Capital	Amount	Percent	Percent

	(Dollars in thousands)
Tangible	$12,165	$2,334	$9,831	7.8%	1.5%
Core (Leverage)	12,165	6,225	5,940	7.8%	4.0%
Risk-based	13,390	9,334	4,056	11.5%	8.0%
      Capital Distributions. The OTS imposes various restrictions or requirements on the ability of CFBank to make capital distributions, including cash dividends. A savings institution that is the subsidiary of a savings and loan holding company must file a notice with the OTS at least 30 days before making a capital distribution. CFBank must file an application for prior approval if the total amount of its capital distributions, including the proposed distribution, for the applicable calendar year would exceed an amount equal to CFBank’s net income for that year plus CFBank’s retained net income for the previous two years. The OTS may disapprove of a notice of application if (i) CFBank would be undercapitalized following the distribution, (ii) the proposed capital distribution would raise safety and soundness concerns, or (iii) the capital distribution would violate a prohibition contained in any statute, regulation, or agreement. Our ability to pay dividends, service our debt obligations and repurchase our common stock is dependent upon receipt of dividend payments from CFBank.
      Branching. Subject to certain limitations, HOLA and OTS regulations permit federally-chartered savings associations to establish branches in any State of the United States. The authority to establish such a branch is available: (i) in States that expressly authorize branches of savings associations located in another State; and (ii) to an association that qualifies as a “domestic building and loan association” under the Code, which imposes qualification requirements similar to those for a qualified thrift lender under HOLA. See “— QTL Test.” The authority for a federal savings association to establish an interstate branch network would facilitate a geographic diversification of the association’s activities. This authority under HOLA and OTS regulations preempts any State law purporting to regulate branching by federal savings associations.
      Community Reinvestment. Under the Community Reinvestment Act (the “CRA”), as implemented by OTS regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings association, to assess the association’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such association. The CRA also requires all institutions to publicly disclose their CRA ratings.
      The CRA regulations establish an assessment system that bases an association’s rating on its actual performance in meeting community needs. In particular, the assessment system focuses on three tests: (i) a lending test, to evaluate the institution’s record of making loans in its assessment areas; (ii) an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and (iii) a service test, to evaluate the institution’s delivery of services through its branches, ATMs, and other offices.
      Transactions with Related Parties. CFBank’s authority to engage in transactions with its “affiliates” is limited by the OTS regulations and by Sections 23A and 23B of the Federal Reserve Act (the “FRA”). In general, these transactions must be on terms which are as favorable to CFBank as comparable transactions with non-affiliates. In addition, certain types of these transactions are restricted to an aggregate percentage of CFBank’s capital. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from CFBank. In addition, the OTS regulations prohibit a savings association from lending to any of its affiliates that engage in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary.
      Effective April 1, 2003, the FRB rescinded its interpretations of Sections 23A and 23B of the FRA and replaced these interpretations with Regulation W. In addition, Regulation W makes various changes to existing law regarding Sections 23A and 23B, including expanding the definition of what constitutes an affiliate subject to Sections 23A and 23B and exempting certain subsidiaries of state-chartered banks from the restrictions of Sections 23A and 23B. Under Regulation W, all transactions entered into on or before December 12, 2002, which either became subject to Sections 23A and 23B solely because of Regulation W, and all transactions covered by Sections 23A and 23B, the treatment of which will change solely because of Regulation W, became subject to Regulation W on July 1, 2003. All other covered affiliate transactions become subject to Regulation W on April 1, 2003. The Federal Reserve Board expects each depository institution that is subject to Sections 23A and 23B to implement policies and procedures to ensure compliance with Regulation W.
      CFBank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders: (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of CFBank’s capital. The regulations allow small discounts on fees on residential mortgages for directors, officers and employees. In addition, extensions for credit in excess of certain limits must be approved by CFBank’s Board of Directors.
      Section 402 of the Sarbanes-Oxley Act prohibits the extension of personal loans to directors and executive officers of issuers. The prohibition, however, does not apply to mortgages advanced by an insured depository institution, such as CFBank, which are subject to the insider lending restrictions of Section 22(h) of the FRA.
      Enforcement. The OTS has primary enforcement responsibility over savings associations, including CFBank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and to unsafe or unsound practices.
      Standards for Safety and Soundness. Under federal law, the OTS has adopted a set of guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. In addition, the OTS adopted regulations that authorize, but do not require, the OTS to order an institution that has been given notice that it is not satisfying these safety and soundness standards to submit a compliance plan. If, after being notified, an institution fails to submit an acceptable plan of compliance or fails in any material respect to implement an accepted plan, the OTS must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized association is subject under the “prompt corrective action” provisions of federal law. If an institution fails to comply with such an order, the OTS may seek to enforce such order in judicial proceedings and to impose civil money penalties.
      Real Estate Lending Standards. The OTS and the other federal banking agencies adopted regulations to prescribe standards for extensions of credit that: (i) are secured by real estate; or (ii) are made for the purpose of financing the construction of improvements on real estate. The

OTS regulations require each savings association to establish and maintain written internal real estate lending standards that are consistent with safe and sound banking practices and appropriate to the size of the association and the nature and scope of its real estate lending activities. The standards also must be consistent with accompanying OTS guidelines, which include loan-to-value ratios for the different types of real estate loans. Associations are also permitted to make a limited amount of loans that do not conform to the proposed loan-to-value limitations so long as such exceptions are reviewed and justified appropriately. The guidelines also list a number of lending situations in which exceptions to the loan-to-value standards are justified.
      Prompt Corrective Regulatory Action. Under the OTS prompt corrective action regulations, the OTS is required to take certain, and is authorized to take other, supervisory actions against undercapitalized savings associations. For this purpose, a savings association would be placed in one of the following four categories based on the association’s capital: (i) well-capitalized; (ii) adequately capitalized; (iii) undercapitalized; or (iv) critically undercapitalized.
      At September 30, 2005, CFBank met the criteria for being considered “well-capitalized.” When appropriate, the OTS can require corrective action by a savings association holding company under the “prompt corrective action” provision of federal law.
      Insurance of Deposit Accounts. CFBank is a member of the SAIF. Under federal law, the FDIC established a risk based assessment system for determining the deposit insurance assessments to be paid by insured depository institutions. Under the assessment system, the FDIC assigns an institution to one of three capital categories based on the institution’s financial information as of the quarter ending three months before the beginning of the assessment period. An institution’s assessment rate depends on the capital category and supervisory category to which it is assigned. Under the regulation, there are nine risk assessment classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates currently range from 0.0% of deposits for an institution in the highest category (i.e., well-capitalized and financially sound, with no more than a few minor weaknesses) to 0.27% of deposits for an institution in the lowest category (i.e., undercapitalized and substantial supervisory concern). The FDIC is authorized to raise the assessment rates as necessary to maintain the required reserve ratio of 1.25%.
      In addition, all FDIC-insured institutions are required to pay assessments to the FDIC at an annual rate of approximately 0.0168% of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the BIF. These assessments will continue until the Financing Corporation bonds mature in 2017.
      Federal Home Loan Bank System. CFBank is a member of the FHLB of Cincinnati, which is one of the regional FHLBs composing the FHLB System. Each FHLB provides a central credit facility primarily for its member institutions: (i) the greater of $1,000 or 0.20% of the member’s mortgage-related assets; and (ii) 4.50% of the dollar amount of any outstanding advances under such member’s advances, collateral pledge and security agreement with the FHLB of Cincinnati. CFBank, as a member of the FHLB of Cincinnati required to acquire and hold shares of capital stock in the FHLB of Cincinnati in an amount at least equal to 0.12% of the total assets of CFBank. CFBank is also required to own activity based stock, which is based on 4.45% of CFBank’s outstanding advances. These percentages are subject to change by the FHLB. CFBank was in compliance with this requirement with an investment in FHLB of Cincinnati stock at September 30, 2005 of $3.9 million. Any advances from a FHLB must be secured by specified types of collateral, and all long-term advances may be obtained only for the purpose of providing funds for residential housing finance.
      The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of earnings that the FHLBs can pay as dividends to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future FHLB advances increased, CFBank’s net interest income would be affected. Under the Gramm-Leach-Bliley Act (the “GLB Act”), membership in the FHLB is now voluntary for all federally-chartered savings associations, such as CFBank. The GLB Act also replaces the existing redeemable stock structure of the FHLB System with a capital structure that requires each FHLB to meet a leverage limit and a risk-based permanent capital requirement. Two classes of stock are authorized: Class A (redeemable on six-month notice) and Class B (redeemable on five-year notice).
      Federal Reserve System. CFBank is subject to provisions of the FRA and the FRB’s regulations pursuant to which depositary institutions may be required to maintain non-interest-earning reserves against their deposit accounts and certain other liabilities. Currently, reserves must be maintained against transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained in the amount of 3.0% of the aggregate of transaction accounts up to $42.1 million. The amount of aggregate transaction accounts in excess of $42.1 million are currently subject to a reserve ratio of 10.0%. The FRB regulations currently exempt $6.0 million of otherwise reservable balances from the reserve requirements, which exemption is adjusted by the FRB at the end of each year. CFBank is in compliance with the foregoing reserve requirements. Because required reserves must be maintained in the form of vault cash, a non interest-bearing account at a Federal Reserve Bank, or a pass-through account as defined by the FRB, the effect of this reserve requirement is to reduce CFBank’s interest-earning assets. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements imposed by the OTS. FHLB System members are also authorized to borrow from the Federal Reserve discount window, but FRB regulations require such institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.
      Privacy Regulations. Pursuant to the GLB Act, the OTS has published final regulations implementing the privacy protection provisions of the GLB Act. The new regulations generally require that CFBank disclose its privacy policy, including identifying with whom it shares a customer’s “non-public personal information,” to customers at the time of establishing the customer relationship and annually thereafter. In addition, CFBank is required to provide its customers with the ability to “opt-out” of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. CFBank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.
      The USA PATRIOT Act. CFBank is subject to the USA PATRIOT Act, which gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents, and parties registered under the Commodity Exchange Act.

      Among other requirements, Title III of the USA PATRIOT Act imposes the following requirements with respect to financial institutions:

•	Pursuant to Section 352, all financial institutions must establish anti-money laundering programs that include, at minimum: (i) internal policies, procedures, and controls; (ii) specific designation of an anti-money laundering compliance officer; (iii) ongoing employee training programs; and (iv) an independent audit function to test the anti-money laundering program.

•	Pursuant to Section 326, on May 9, 2003, the Secretary of the Department of Treasury, in conjunction with other bank regulators, issued Joint Final Rules that provide for minimum standards with respect to customer identification and verification. These rules became effective on October 1, 2003.
      Section 312 requires financial institutions that establish, maintain, administer, or manage private banking accounts or correspondent accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) to establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures, and controls designed to detect and report money laundering.

•	Effective December 25, 2001, financial institutions are prohibited from establishing, maintaining, administering, or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country), and will be subject to certain record keeping obligations with respect to correspondent accounts of foreign banks.

•	Bank regulators are directed to consider a holding company’s effectiveness in combating money laundering when ruling on FRA and Bank Merger Act applications.
Holding Company Regulation
      Central Federal is a savings and loan holding company regulated by the OTS. As such, it is registered with and is subject to OTS examination and supervision, as well as certain reporting requirements. In addition, the OTS has enforcement authority over Central Federal and any of its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings institution. Unlike bank holding companies, federal savings and loan holding companies are not subject to any regulatory capital requirements or to supervision by the Federal Reserve System.
      Permissible Activities of Central Federal Corporation. Because CFBank was acquired by Central Federal prior to May 4, 1999, Central Federal is permitted to engage in the following non-financial activities under the GLB Act: (i) furnishing or performing management services for a savings institution subsidiary of such holding company; (ii) conducting an insurance agency or escrow business; (iii) holding, managing, or liquidating assets owned or acquired from a savings institution subsidiary of such company; (iv) holding or managing properties used or occupied by a savings institution subsidiary of such company; (v) acting as trustee under a deed of trust; (vi) any other activity (a) that the FRB, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act of 1956 (the “BHC Act”), unless the Director of the OTS, by regulation, prohibits or limits any such activity for savings and loan holding companies, or (b) in which multiple savings and loan holding companies were authorized by regulation to directly engage in on March 5, 1987; (vii) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such holding company is approved by the Director of the OTS; and (viii) any activity permissible for financial holding companies under section 4(k) of the BHC Act.
      Permissible activities which are deemed to be financial in nature or incidental thereto under section 4(k) of the BHC Act include: (i) lending, exchanging, transferring, investing for others, or safeguarding money or securities; (ii) insurance activities or providing and issuing annuities, and acting as principal, agent, or broker; (iii) financial, investment, or economic advisory services; (iv) issuing or selling instruments representing interests in pools of assets that a bank is permitted to hold directly; (v) underwriting, dealing in, or making a market in securities; (vi) activities previously determined by the FRB to be closely related to banking; (vii) activities that bank holding companies are permitted to engage in outside of the U.S.; and (viii) portfolio investments made by an insurance company.
      Restrictions Applicable to All Savings and Loan Holding Companies. Federal law prohibits a savings and loan holding company, including Central Federal, directly or indirectly, from acquiring: (i) control (as defined under HOLA) of another savings institution (or a holding company parent) without prior OTS approval; (ii) through merger, consolidation, or purchase of assets, another savings institution or a holding company thereof, or acquiring all or substantially all of the assets of such institution (or a holding company) without prior OTS approval; or (iii) control of any depository institution not insured by the FDIC (except through a merger with and into the holding company’s savings institution subsidiary that is approved by the OTS).
      A savings and loan holding company may not acquire as a separate subsidiary an insured institution that has a principal office outside of the state where the principal office of its subsidiary institution is located, except (i) in the case of certain emergency acquisitions approved by the FDIC, (ii) if such holding company controls a savings institution subsidiary that operated a home or branch office in such additional state as of March 5, 1987 or (iii) if the laws of the state in which the savings institution to be acquired is located specifically authorize a savings institution chartered by that state to be acquired by a savings institution chartered by the state where the acquiring savings institution or savings and loan holding company is located or by a holding company that controls such a state-chartered association.
      If the savings institution subsidiary of a federal mutual holding company fails to meet the QTL test set forth in Section 10(m) of the HOLA and regulations of the OTS, the holding company must register with the FRB as a bank holding company under the BHC Act within one year of the savings institution’s failure to so qualify.
      Prohibitions Against Tying Arrangements. Federal savings banks are subject to the prohibitions of 12 U.S.C. § 1972 on certain tying arrangements. A depository institution is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.
      Federal Securities Laws. Our common stock is registered with the SEC under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, we are subject to information, proxy solicitation, insider trading restrictions, and other requirements under the Exchange Act.
      The Sarbanes-Oxley Act. As a public company, we are subject to the Sarbanes-Oxley Act, which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing. The Sarbanes-Oxley Act’s principal legislation and the derivative regulation and rule making promulgated by the SEC includes: (i) the creation of an independent accounting oversight board; (ii) auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients; (iii) additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer certify financial statements; (iv) a requirement that companies establish and maintain a system of internal control over financial reporting and that a company’s management provide an annual report regarding its assessment of the effectiveness of such internal control over financial reporting to our independent accountants and that such accountants provide an attestation report with respect to management’s assessment of the effectiveness of our internal control over financial reporting; (v) the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement; (vi) an increase in the oversight of, and enhancement of certain requirements relating to audit committees of public companies and how they interact with our independent auditors; (vii) the requirement that audit committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer; (viii) the requirement that companies disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the SEC) and if not, why not; (ix) expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods; (x) a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions; (xi) disclosure of a code of ethics and the requirement of filing of a Form 8-K for a change or waiver of such code; (xii) mandatory disclosure by analysts of potential conflicts of interest; and (xiii) a range of enhanced penalties for fraud and other violations.
      Compliance with the Sarbanes-Oxley Act and the regulations promulgated thereunder may have a material impact on our results of operations and financial condition, as the internal control rules become applicable to non-accelerated filers in 2007.
      Quotation on Nasdaq®. Our common stock is quoted on the Nasdaq® Capital Market. In order to maintain such quotation, we are subject to certain corporate governance requirements, including: (i) a majority of our board must be composed of independent directors; (ii) we are required to have an audit committee composed of at least three directors, each of whom is an independent director, as such term is defined by both the rules of the National Association of Securities Dealers (“NASD”) and by Exchange Act regulations; (iii) our nominating committee and compensation committee must also be composed entirely of independent directors; and (iv) each of our audit committee and nominating committee must have a publicly available written charter.
Federal and State Taxation

Federal Taxation
      General. We report income on a calendar year, consolidated basis using the accrual method of accounting, and are subject to federal income taxation in the same manner as other corporations, with some exceptions discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the holding company. For our 2005 taxable year, we are subject to a maximum federal income tax rate of 34%.

      Distributions. Under the 1996 Act, if CFBank makes “non-dividend distributions” to the holding company, such distributions will be considered to have been made from CFBank’s unrecaptured tax bad debt reserves (including the balance of its reserves as of December 31, 1987) to the extent thereof, and then from CFBank’s supplemental reserve for losses on loans, to the extent thereof, and an amount based on the amount distributed (but not in excess of the amount of such reserves) will be included in CFBank’s taxable income. Non-dividend distributions include distributions in excess of CFBank’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation.
      Dividends paid out of CFBank’s current or accumulated earnings and profits will not be so included in CFBank’s taxable income. At September 30, 2005, CFBank had no accumulated earnings and profits. At year-end 2004, CFBank had approximately $922,000 in accumulated earnings and profits.
      The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a non-dividend distribution to the holding company, approximately one and one-half times the amount of such distribution (but not in excess of the amount of such reserves) would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. CFBank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

Ohio Taxation
      We are subject to the Ohio corporation franchise tax, which, as applied to the holding company, is a tax measured by both net earnings and net worth. In general, the tax liability is the greater of 5.1% on the first $50,000 of computed Ohio taxable income and 8.5% of computed Ohio taxable income in excess of $50,000 or 0.4% of taxable net worth. Under these alternative measures of computing tax liability, complex formulas determine the jurisdictions to which total net income and total net worth are apportioned or allocated. The minimum tax is $1,000 per year and maximum tax liability as measured by net worth is limited to $150,000 per year.
      A special litter tax also applies to all corporations, including the holding company, subject to the Ohio corporation franchise tax. This litter tax does not apply to “financial institutions.” If the franchise tax is paid on the net income basis, the litter tax is equal to 0.11% of the first $50,000 of computed Ohio taxable income and 0.22% of computed Ohio taxable income in excess of $50,000. If the franchise tax is paid on the net worth basis, the litter tax is equal to 0.014% times taxable net worth. Certain holding companies, such as the holding company, will qualify for complete exemption from the net worth tax if certain conditions are met. We most likely will meet these conditions, and thus, calculate our Ohio franchise tax on the net income basis.
      CFBank is a “financial institution” for State of Ohio tax purposes. As such, it is subject to the Ohio corporate franchise tax on “financial institutions,” which is imposed annually at a rate of 1.3% of CFBank’s apportioned book net worth, determined in accordance with generally accepted accounting principles, less any statutory deduction. As a “financial institution,” CFBank is not subject to any tax based upon net income or net profits imposed by the State of Ohio.

Delaware Taxation
      As a Delaware holding company that does not earn income in Delaware, we are exempted from Delaware corporate income tax, but we are required to file an annual report with and pay an annual franchise tax to the State of Delaware.

DESCRIPTION OF OUR COMMON STOCK
General
      Central Federal Corporation, a Delaware corporation, has authorized capital stock consisting of 6,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share (the “preferred stock”).
      At September 30, 2005, 2,243,662 shares of common stock were issued and outstanding and held by approximately 568 holders of record and individual participants in security position listings. No shares of preferred stock were outstanding on that date or are outstanding on the date of this prospectus. The common stock is listed on the Nasdaq® Capital Market under the ticker symbol “GCFC.” Each share of common stock is entitled to one vote on all matters presented to stockholders. No shares of preferred stock are issued and outstanding as of the date of this prospectus.
      The common stock represents non-withdrawable capital, is not an account of an insurable type, and is not insured by the FDIC or any governmental agency.
Dividends, Voting Rights, Liquidation Provisions and Preemptive Rights
      Dividends. We can pay dividends out of statutory surplus or from certain net profits if, as and when declared by our Board. Our payment of dividends may be subject to limitations imposed by law and applicable regulation. The holders of common stock are entitled to receive and share equally in such dividends as may be declared by the Board out of funds legally available therefore. If we issue preferred stock, the holders of shares of preferred stock may have a priority over the holders of shares of common stock with respect to the receipt of dividends.
      Voting Rights. The holders of common stock have voting rights. They elect the Board and act on such other matters as are required to be presented to them under Delaware law or our Certificate of Incorporation, as well as any other matter that properly comes before the stockholders. Each share of common stock is entitled to one vote; there is no right to cumulate votes in the election of directors. If we hereafter issue preferred stock, holders of shares of preferred stock also may possess voting rights.
      Liquidation Provisions. In the event of any liquidation, dissolution or winding up of CFBank, we, as holder of CFBank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of CFBank (including all deposit accounts and accrued interest thereon and any remaining rights under the liquidation account established in connection with CFBank’s conversion from mutual to stock form in 1998), all assets of CFBank available for distribution. In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all our assets available for distribution. If preferred stock is issued, the holders of preferred stock may have a priority over the holders of common stock in the event of liquidation, dissolution or winding up.
      Preemptive Rights. Holders of common stock are not entitled to preemptive rights with respect to any shares that may be issued. Common stock is not subject to redemption.

Certificate of Incorporation and Bylaws Provisions that Might Delay, Defer or Prevent a Change in Control
      Several provisions of our Certificate of Incorporation and Bylaws, the laws of Delaware and federal regulations limit the ability of any person to acquire a controlling interest in us and thus may be deemed to have an anti-takeover effect. The following discussion is a general summary of those provisions. Copies of our Certificate of Incorporation and Bylaws may be obtained from us upon request without cost to you. See “Incorporation of Certain Documents by Reference” at page 78 below.
      Ability to Issue Preferred Stock. None of the authorized shares of our preferred stock are issued and outstanding. However, shares of our preferred stock may be issued at any time with such preferences and designations as the Board may determine. The Board can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights, which could dilute the voting strength of the holders of common stock and may assist management in impeding a takeover or attempted change in our control.
      Limitation on Voting Rights. The Certificate of Incorporation provides that in no event shall any record beneficial owner of any outstanding common stock in excess of 10% of the then outstanding shares of the common stock (the “Limit”) be entitled or permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is determined pursuant to Rule 13d-3 of the General Rules and Regulations promulgated pursuant to the Exchange Act, and includes (i) shares beneficially owned by such person or any affiliate (as defined in Exchange Act Rule 12b-2), (ii) shares which such person or his affiliates have the right to acquire pursuant to any agreement or understanding, including without limitation upon the exercise of conversion rights or options and (iii) shares as to which such person or his affiliates are deemed to have beneficial ownership through any partnership, syndicate or group acting for the purpose of acquiring, holding, voting or disposing of shares of common stock. Notwithstanding the foregoing, shares with respect to which a revocable proxy has been granted in connection with a meeting of stockholders and shares beneficially owned by any benefit plan of ours are not subject to the limitation, and none of our directors or officers (or any affiliate) will be deemed to beneficially own shares of common stock of any other director or officer of (or any affiliate) solely by reason of service as a director or officer of Central Federal Corporation.
      Classified Board of Directors. The Board is divided into three classes, each of which contains one-third of the whole number of members of the Board. Each class serves a staggered term, with one-third of the total number of directors being elected each year. The Certificate of Incorporation provides that the size of the Board is fixed from time to time by a majority of the directors. The Certificate of Incorporation provides that any vacancy occurring in the Board, including a vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, may be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified Board is intended to provide for continuity of the Board and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board without the consent of the incumbent Board. The Bylaws provide that a stockholder may nominate any person to serve as a director, but notice of such nomination generally must be provided to us no later than 90 days prior to the meeting date. The Certificate of Incorporation provides that a director may be removed from the Board prior to the expiration of his term only for cause, upon the vote of 80% of the outstanding shares of voting stock. In the absence of these provisions, the vote of the holders of a majority of the shares could remove the entire Board, with or without cause, and replace it with persons of the stockholders’ choice.

      No Cumulative Voting; No Special Meetings Called by Stockholders; No Action by Written Consent. The Certificate of Incorporation does not provide for cumulative voting for any purpose. Moreover, special meetings of our stockholders may be called only by the Board. The Certificate of Incorporation and Article I, Section 9 of our Bylaws provide that any action required or permitted to be taken by our stockholders may be taken only at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.
      Availability of Authorized Shares. The Certificate of Incorporation authorizes the issuance of 6,000,000 shares of common stock and 1,000,000 shares of preferred stock. The authorization of these shares gives the Board flexibility to effect financings, acquisitions, stock dividends, stock splits and employee stock options, among other transactions. However, these additional authorized shares also may be used by the Board, consistent with its fiduciary duty, to deter future attempts to gain control of Central Federal Corporation. The Board also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position.
      Supermajority Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. The Certificate of Incorporation requires the approval of the holders of at least 80% of our outstanding shares of voting stock to approve certain “Business Combinations,” as defined below, and related transactions. Under Delaware law, absent this provision, business combinations, including mergers, consolidations and sales of all or substantially all the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of its common stock and any other affected class of stock. Under the Certificate of Incorporation, at least 80% approval of stockholders is required in connection with any transaction involving an Interested Stockholder (as defined below) except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of the Board who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder or (ii) if the proposed transaction meets certain conditions set forth therein which are designed to afford the stockholders a fair price in consideration for their shares; in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient. The term “Interested Stockholder” is defined in the Certificate of Incorporation to include any individual, corporation, partnership or other entity (other than Central Federal Corporation or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of our voting stock. This provision of the Certificate of Incorporation applies to any “Business Combination,” which is defined to include (i) any merger or consolidation of Central Federal Corporation or any of its subsidiaries with or into any Interested Stockholder or Affiliate (as defined in the Certificate of Incorporation) of an Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any Interested Stockholder or Affiliate of 10% or more of our assets; (iii) our issuance or transfer to any Interested Stockholder or its Affiliate of any of our securities in exchange for any assets, cash or securities the value of which equals or exceeds 10% of the fair market value of our common stock; (iv) the adoption of any plan for our liquidation or dissolution proposed by or on behalf of any Interested Stockholder or Affiliate thereof and (v) any reclassification of securities, recapitalization, merger or consolidation of Central Federal Corporation which has the effect of increasing the proportionate share of our common stock or any class of our other equity or convertible securities owned directly or indirectly by an Interested Stockholder or Affiliate thereof.
      Supermajority Stockholder Vote Required to Amend Certificate of Incorporation and Bylaws. Amendment of our Certificate of Incorporation must be approved by a majority vote of our Board or by the affirmative vote of at least 80% of the outstanding shares of our voting stock entitled to vote (after giving effect to the provision limiting voting rights) in order to amend or repeal certain provisions of the Certificate of Incorporation, including the provisions relating to voting rights (Article Fourth, Part C), management of our business and conduct of our affairs and calling special meetings (Article Fifth), the number and classification of directors and nominations (Article Sixth), amendment of the Bylaws (Article Seventh), approval of certain business combinations (Article Eighth), director and officer indemnification (Article Tenth) and amendment of our Certificate of Incorporation (Article Twelfth). Article VIII of the Bylaws specifies that the Bylaws may be amended only by a majority of the members of the Board or by the affirmative vote of stockholders holding at least 80% of the outstanding shares of common stock.
      Lengthy Notice Required to Nominate Candidates for Director. Article Sixth of the Certificate of Incorporation incorporates by reference Article I, Section 6 of the Bylaws, as it pertains to stockholder nominations for director. As noted above, a stockholder who intends to nominate a candidate for election to the Board must give us at least 90 days advance notice. Article I, Section 6 of the Bylaws also requires a stockholder to give 90 days prior notice with respect to any new business; the stockholder also must provide certain information to us concerning the nature of the new business, the stockholder and the stockholder’s interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing stockholder.
Regulatory Restrictions and Provisions of Delaware Law that Might Delay, Defer or Prevent a Change in Control
      Regulatory Restrictions. Federal law provides that no company, “directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions,” may acquire “control” of a savings association at any time without the prior approval of the OTS. In addition, any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation as a savings and loan holding company. Control in this context means ownership of, control of, or holding proxies representing more than 25% of the voting shares of a savings association or the power to control in any manner the election of a majority of the directors of such institution.
      Federal law also provides that no “person,” acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings association unless at least 60 days prior written notice has been given to the OTS and the OTS has not objected to the proposed acquisition. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of a savings association or to vote more than 25% of any class of voting securities of a savings association. Under federal law (as well as the regulations referred to below) the term “savings association” includes state-chartered and federally-chartered SAIF-insured institutions, federally-chartered savings and loans and savings banks whose accounts are insured by the FDIC and holding companies thereof.
      Federal regulations require that, prior to obtaining control of an insured institution, a person, other than a company, must give 60 days notice to the OTS and have received no OTS objection to such acquisition of control, and a company must apply for and receive OTS approval of the acquisition. Control involves a 25% voting stock test, control in any manner of the election of a majority of the institution’s directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of an institution’s voting stock, if the acquiror also is subject to any one of a number of “control factors,” constitutes a rebuttable determination of control under the regulations. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association’s stock after the effective date of the regulations must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable.
      Delaware Law. Delaware law provides additional protection against hostile takeovers. The Delaware takeover statute, which is codified in Section 203 of the Delaware General Corporation Law (“Section 203”), is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.
      In general, Section 203 provides that a “Person” (as defined therein) who owns 15% or more of the outstanding voting stock of a Delaware corporation (an “Interested Stockholder”) may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such “Person” became an Interested Stockholder. The term “business combination” is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.
      The statute exempts the following transactions from the requirements of Section 203: (i) any business combination if, prior to the date a person became an Interested Stockholder, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Stockholder, with the number of shares outstanding calculated without regard to those shares owned by the corporation’s directors who are also officers and by certain employee stock plans; (iii) any business combination with an Interested Stockholder that is approved by the Board and by a two-thirds vote of the outstanding voting stock not owned by the Interested Stockholder; and (iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board. A corporation may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by Section 203.

PRINCIPAL STOCKHOLDERS
      The following table sets forth certain information regarding beneficial ownership of our common stock as of September 30, 2005 by each person known to us to be the beneficial owner of more than 5% of our outstanding common stock

	Amount and Nature
	of Beneficial
	Ownership

Name and Address of Beneficial Owner	Shares	Percent

First Manhattan Company 437 Madison Avenue, New York, New York 10022	159,464	7.1%
Richard J. O’Donnell 2923 Smith Road, Fairlawn, Ohio 44333	128,077	5.7%
      The following table sets forth certain information regarding beneficial ownership of our common stock as of September 30, 2005 by (i) each of our directors and executive officers and (ii) all our directors and executive officers as a group. The address of each beneficial owner is c/o Central Federal Corporation, 2923 Smith Road, Fairlawn, Ohio 44333.

	Amount and Nature
	of Beneficial
	Ownership

Name and Address of Beneficial Owner	Shares	Percent

David C. Vernon, Vice-Chairman of the Board(1)	98,177	4.3%
Mark S. Allio, Chairman of the Board, President and Chief Executive Officer(2)	48,451	2.2%
Jeffrey W. Aldrich, Director(3)	34,790	1.5%
Thomas P. Ash, Director(4)	34,572	1.5%
William R. Downing, Director(5)	18,692	0.8%
Gerry W. Grace, Director(4)	44,572	2.0%
Jerry F. Whitmer, Director(6)	7,500	0.3%
Raymond E. Heh, President and Chief Operating Officer, CFBank(7)	32,132	1.4%
Therese A. Liutkus, CPA, Treasurer & Chief Financial Officer(8)	21,000	0.9%
R. Parker MacDonell, President, Columbus Region, CFBank(9)	72,171	3.2%
Eloise L. Mackus, Senior Vice President, General Counsel and Secretary(10)	23,000	1.0%
Timothy M. O’Brien, Senior Vice President, Mortgage Services, CFBank	—	—
William R. Reed, Senior Credit Officer	—	—
All directors and executive officers of Central Federal Corporation and CFBank as a group (13 persons)(11)	435,047	18.1%

(1)	Includes 12,235 shares awarded to Mr. Vernon pursuant to our equity compensation plans which have not yet vested, but as to which he may provide voting recommendations. Includes 54,390 shares which may be acquired by exercising stock options within 60 days. Also includes 412 shares owned by Catherine Vernon, Mr. Vernon’s spouse.

(2)	Includes 6,000 shares awarded to Mr. Allio pursuant to our equity compensation plans, which have not yet vested, but as to which he may provide voting recommendations.

(3)	Includes 1,000 shares awarded to Mr. Aldrich pursuant to pursuant to our equity compensation plans, which have not yet vested, but as to which he may provide voting recommenda-

tions, and 9,694 shares which may be acquired by exercising stock options within 60 days. Also includes 23,104 shares owned by Jean Aldrich, Mr. Aldrich’s spouse.

(4)	Includes 1,000 shares awarded to each of Mr. Ash and Mr. Grace pursuant to pursuant to our equity compensation plans, which have not yet vested, but as to which he may provide voting recommendations, and 9,694 shares which may be acquired by exercising stock options within 60 days.

(5)	Includes 2,000 shares awarded to Mr. Downing pursuant to our equity compensation plans which have not yet vested, but as to which he may provide voting recommendations, and 16,192 shares owned by R.H. Downing, Inc., which is 100% owned by Mr. Downing.

(6)	Includes 2,000 shares awarded to Mr. Whitmer pursuant to our equity compensation plans which have not yet vested, but as to which he may provide voting recommendations.

(7)	Includes 6,000 shares awarded to Mr. Heh pursuant to our equity compensation plans which have not yet vested, but as to which he may provide voting recommendations, and 23,132 shares which may be acquired by exercising stock options within 60 days.

(8)	Includes 2,000 shares awarded to Ms. Liutkus pursuant to our equity compensation plans which have not yet vested, but as to which she may provide voting recommendations, and 14,500 shares which may be acquired by exercising stock options within 60 days.

(9)	Includes 4,000 shares awarded to Mr. MacDonell pursuant to our equity compensation plans which have not yet vested, but as to which he may provide voting recommendations, and 21,500 shares which may be acquired by exercising stock options within 60 days.

(10)	Includes 4,500 shares awarded to Ms. Mackus pursuant to our equity compensation plans which have not yet vested, but as to which she may provide voting recommendations, and 14,500 shares which may be acquired by exercising stock options within 60 days.

(11)	Includes 45,325 shares awarded to all directors and executive officers as a group pursuant to our equity compensation plans which have not yet vested, but as to which they may provide voting recommendations, and 157,104 shares which may be acquired by exercising stock options within 60 days.

UNDERWRITING
      Subject to the terms and conditions stated in the underwriting agreement, we have agreed to sell, and the underwriter, Ryan Beck & Co., Inc., has agreed to purchase 2,000,000 shares of our common stock. The common stock will be offered subject to receipt and acceptance by the underwriter and to certain other conditions, including the right to reject orders in whole or in part. The offering is being made only in the States of California, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, New Jersey, New York, Ohio, Pennsylvania, the Commonwealths of Massachusetts and Virginia, where the common stock has been registered or qualified for sale.
      Under the terms and conditions of the underwriting agreement, the underwriter is obligated to accept and pay for all the shares of common stock, if any are taken. The underwriting agreement provides that the underwriter’s obligations are subject to approval of certain legal matters by its counsel, including the authorization and the validity of the common stock, and to other conditions contained in the underwriting agreement, such as effectiveness with the Commission of the registration statement that includes this prospectus and the receipt by the underwriter of certificates from our officers, legal opinions from our attorneys and a letter from our independent accountants regarding our financial statements and the statistical data contained in this prospectus and in our filings under the Securities Exchange Act of 1934 (the “Exchange Act”).
      We have been advised that the underwriter proposes to offer the shares of our common stock to the public at the public offering price set forth on the cover of this prospectus and to certain selected dealers at this price, less a concession not in excess of $0.29 per share. The underwriter may allow, and any selected dealer may reallow, a concession not to exceed $0.10 per share to certain brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriter.
      In addition, we have granted the underwriter an option to purchase additional shares of our common stock, not to exceed 300,000 shares, on the same terms as other shares purchased by the underwriter. The underwriter may exercise this option at any time during a period of 30 days following completion of the offering. If the underwriter exercises its option in full, the total offering price, aggregate discounts and commissions and net proceeds before expenses of the offering each will increase by 15%. The underwriter may exercise its option solely for the purpose of covering over-allotments, if any, made in connection with the distribution. If the over-allotment option is exercised in full, the total public offering price, underwriting discounts and commissions and proceeds to us before expenses will be $16.1 million, $1.1 and $15.0 million, respectively.
      The following table shows the per share and total underwriting discounts and commissions to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	Without Option	With Option

Per Share	$0.49	$0.49
Total	$980,000	$1,127,000
      The underwriter has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.
      Following the offering, the shares of our common stock held by our directors and executive officers will be subject to a lock-up period through July 10, 2006, during which the holders of such shares may not, without the underwriter’s prior written consent, directly or indirectly, offer for sale, sell, contract to sell, or grant any option to sell (including any short sale), pledge, transfer, assign or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into shares of our common stock. The underwriter has no present intention to waive or shorten the lock-up period. The underwriter’s determination to release all or any portion of the shares from the lock-up agreements will depend on several factors including the market price and demand for our common stock and the general condition of the securities markets. However, the underwriter’s decision is arbitrary and may not be based on any specific parameters.
      We estimate that the total expenses of the offering payable by us, not including underwriting discounts and commissions and not taking into consideration the underwriter’s over-allotment option, will be approximately $450,000. These expenses and the estimated amount of each include, but are not limited to: Commission registration fee, $2,500; Nasdaq® fee, $25,000; accounting fees and expenses, $60,000; legal fees and expenses, $225,000; printing expenses, $75,000; transfer agent fees, $10,000; and blue skies fees and expenses, and miscellaneous expenses, $52,500.
      We have agreed to indemnify the underwriter and its controlling persons against certain liabilities, including liabilities under the Securities Act of 1933 (the “Securities Act”) and the Exchange Act and liabilities arising from breaches of the representations, warranties and covenants contained in the underwriting agreement, and, under certain conditions, to contribute to any payment that the underwriter may be required to make for those liabilities.
      In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market.

•	Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option (a “naked short position”), the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

      These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq® Capital Market or otherwise and, if commenced, may be discontinued at any time.
      At our request, the underwriter has reserved up to 100,000 shares of our common stock for purchase by our officers, directors and employees in the offering. Such participation is permitted where a specific portion of the offering is directed for sale to officers, directors and employees by the issuer. Executive officers and directors who purchase shares will be subject to a lock-up period through July 10, 2006, during which they will be prohibited from the sale, transfer, assignment, pledge or hypothecation of our common stock.
INTEREST OF NAMED EXPERTS AND COUNSEL
      Brouse McDowell, A Legal Professional Association, Akron, Ohio, our legal counsel for this matter, has passed upon the legality of the common stock.
      Certain legal matters will be passed upon for Ryan Beck & Co., Inc. by Thacher Proffitt & Wood LLP, Washington, D.C.
      Crowe Chizek and Company LLC, an independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and have issued a report thereon. These financial statements and the accounting firm’s report appear elsewhere in this prospectus, in reliance upon the authority of Crowe Chizek and Company LLC as experts in accounting and auditing.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The Securities and Exchange Commission (the “Commission”) allows us to incorporate into this prospectus information that we file with the Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the Commission in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference (i) our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 which contains certified financial statements for the fiscal year and (ii) all other reports we have filed with the Commission pursuant to Section 13(a), 14 or 15(d) of the Exchange Act since December 31, 2004. Upon written or oral request, you (and any beneficial owner of our common stock) may obtain without charge copies of any or all of these documents, including exhibits, as well as copies of our Certificate of Incorporation and Bylaws, by request to Eloise L. Mackus, Senior Vice President, General Counsel and Secretary, Central Federal Corporation, 2923 Smith Road, Fairlawn, Ohio 44333; telephone, 330.666.7979; and e-mail, EllyMackus@CFBankmail.com. You may also obtain copies of the documents incorporated by reference herein on CFBank’s Internet website at www.CFBankOnline.com.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We are subject to the informational requirements of the Exchange Act, and, accordingly, file reports, proxy statements and other information with the Commission. You may read and copy any document we have filed at the Commission’s Public Reference Room, Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the operation of the Public Reference Room. The Commission maintains an website that contains reports, proxy and information statements and other information about issuers that file electronically with the Commission. The address of the Commission’s website is www.sec.gov. This prospectus is part of a registration statement that we filed with the Commission. The registration statement contains more information than this prospectus regarding us and our capital stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Commission at the address listed above or from the Commission’s website. You also may obtain additional information about us, including our press releases, filings with the Commission and other investor information on CFBank’s Internet website at www.CFBankOnline.com.
COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES
      Sections 102(b)(7) and 145 of the Delaware General Corporation Law authorize the indemnification of officers and directors in defense of any civil, criminal, administrative or investigative proceeding. Articles Tenth and Eleventh of our Certificate of Incorporation provide for indemnification in terms consistent with the statutory authority, and we maintain insurance covering certain liabilities of our directors and elected and appointed officers and those of our subsidiaries, including liabilities under the Securities Act.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions of our Certificate of Incorporation, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CENTRAL FEDERAL CORPORATION

CENTRAL FEDERAL CORPORATION
CONSOLIDATED BALANCE SHEETS
September 30, 2005 (unaudited) and December 31, 2004

	September 30, 2005	December 31, 2004

	(Dollars in thousands
	except per share data)
ASSETS
Cash and cash equivalents	$2,335	$32,675
Securities available for sale	33,321	13,508
Loans held for sale	178	—
Loans, net of allowance of $1,225 and $978	106,999	108,149
Federal Home Loan Bank stock	3,914	3,778
Loan servicing rights	286	208
Foreclosed assets, net	33	132
Premises and equipment, net	2,839	2,690
Goodwill	—	1,749
Other intangible assets	—	299
Bank owned life insurance	3,504	3,401
Loan sales proceeds receivable	1,057	1,888
Deferred tax asset	1,952	1,491
Accrued interest receivable and other assets	1,435	1,037

	$157,853	$171,005

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	$5,925	$5,505
Interest bearing	114,820	96,119

Total deposits	120,745	101,624
Federal Home Loan Bank advances	13,945	41,170
Other borrowings	—	2,249
Advances by borrowers for taxes and insurance	69	321
Accrued interest payable and other liabilities	757	979
Subordinated debentures	5,155	5,155

Total liabilities	140,671	151,498
Shareholders’ equity
Preferred stock, 1,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 6,000,000 shares authorized; 2005 — 2,312,195 shares issued, 2004 — 2,294,520 shares issued	23	23
Additional paid-in capital	12,801	12,519
Retained earnings	5,179	8,497
Accumulated other comprehensive income	316	61
Unearned stock based incentive plan shares	(354)	(351)
Treasury stock, at cost (2005 — 68,533 shares, 2004 — 108,671 shares)	(783)	(1,242)

Total shareholders’ equity	17,182	19,507

	$157,853	$171,005

See accompanying notes to the interim consolidated financial statements.

CENTRAL FEDERAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2005 and 2004 (unaudited)

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Dollars in thousands
	except per share data)
Interest and dividend income
Loans, including fees	$1,724	$1,287	$5,274	$3,328
Taxable securities	411	181	727	620
Tax exempt securities	—	—	—	20
Federal Home Loan Bank stock dividends	48	40	136	112
Federal funds sold and other	4	109	86	180

	2,187	1,617	6,223	4,260
Interest expense
Deposits	758	360	1,939	993
Federal Home Loan Bank advances and other debt	119	146	415	250
Subordinated debentures	83	58	231	162

	960	564	2,585	1,405

Net interest income	1,227	1,053	3,638	2,855
Provision for loan losses	50	296	402	366

Net interest income after provision for loan losses	1,177	757	3,236	2,489
Noninterest income
Service charges on deposit accounts	46	36	142	98
Net gains on sales of loans	54	19	361	63
Loan servicing fees, net	15	(6)	22	49
Net gains (losses) on sales of securities	—	(36)	—	(55)
Earnings on bank owned life insurance	35	36	103	110
Other	11	7	45	17

	161	56	673	282
Noninterest expense
Salaries and employee benefits	901	977	2,685	2,513
Occupancy and equipment	117	84	350	222
Data processing	117	105	360	315
Franchise taxes	54	55	163	168
Professional fees	145	90	376	282
Director fees	46	47	127	127
Postage, printing and supplies	31	89	128	184
Advertising and promotion	16	22	114	71
Telephone	28	20	94	64
Loan expenses	6	8	25	38
Foreclosed assets, net	15	12	22	3
Depreciation	99	98	311	252
Amortization of intangibles	20	—	82	—
Impairment loss on goodwill and intangibles	1,966	—	1,966	—
Other	82	226	280	432

	3,643	1,833	7,083	4,671

Loss before income taxes	(2,305)	(1,020)	(3,174)	(1,900)
Income tax benefit	(237)	(355)	(547)	(683)

Net loss	$(2,068)	$(665)	$(2,627)	$(1,217)

Loss per share:
Basic	$(0.94)	$(0.33)	$(1.19)	$(0.61)
Diluted	$(0.94)	$(0.33)	$(1.19)	$(0.61)
See accompanying notes to the interim consolidated financial statements.

CENTRAL FEDERAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Nine Months Ended September 30, 2005 (unaudited)

				Accumulated	Unearned
		Additional		Other	Stock Based		Total
	Common	Paid-In	Retained	Comprehensive	Incentive	Treasury	Shareholders’
	Stock	Capital	Earnings	Income	Plan Shares	Stock	Equity

	(Dollars in thousands except per share data)
Balance at January 1, 2005	$23	$12,519	$8,497	$61	$(351)	$(1,242)	$19,507
Comprehensive loss:
Net loss			(2,627)				(2,627)
Other comprehensive income				255			255

Total comprehensive loss							(2,372)
Issuance of stock based incentive plan shares (17,675 shares)		193			(193)	—
Release of 15,852 stock based incentive plan shares					190		190
Tax benefits from stock based incentive plan shares released		33					33
Stock options exercised (40,138 shares)		2	(86)			459	375
Tax benefits from stock options exercised		54					54
Cash dividends declared ($.27 per share)			(605)				(605)

Balance at September 30, 2005	$23	$12,801	$5,179	$316	$(354)	$(783)	$17,182

See accompanying notes to the interim consolidated financial statements.

CENTRAL FEDERAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Three and Nine Months Ended September 30, 2005 and 2004 (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Dollars in thousands)
Net loss	$(2,068)	$(665)	$(2,627)	$(1,217)
Change in net unrealized gain (loss) on securities available for sale	(75)	396	(142)	(165)
Less: Reclassification adjustment for gains and (losses) later recognized in net income	—	(36)	—	(55)

Net unrealized gains and (losses)	(75)	432	(142)	(110)
Initial unrealized gain on mortgage-backed securities received in securitization	—	—	530	—
Tax effect	(25)	(147)	(133)	37

Other comprehensive income (loss)	(50)	285	255	(73)

Comprehensive loss	$(2,118)	$(380)	$(2,372)	$(1,290)

See accompanying notes to the interim consolidated financial statements.

CENTRAL FEDERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2005 and 2004 (unaudited)

	Nine Months Ended
	September 30,

	2005	2004

	(Dollars in thousands)
Cash flows from operating activities	$(379)	$(929)
Cash flows from investing activities
Net decrease in interest bearing deposits	—	1,289
Available-for-sale securities:
Sales	1,435	15,191
Maturities, prepayments and calls	2,550	4,503
Purchases	(5,037)	(6,076)
Loan originations and payments, net	(17,677)	(34,262)
Loans purchased	—	(5,390)
Additions to premises and equipment	(462)	(1,007)
Other	69	79

Net cash from investing activities	(19,122)	(25,673)
Cash flows from financing activities
Net change in deposits	19,111	16,997
Net change in short-term borrowings from the Federal Home Loan Bank and other	(27,474)	13,900
Proceeds from Federal Home Loan Bank advances and other debt	—	12,270
Repayments on Federal Home Loan Bank advances and other debt	(2,000)	—
Net change in advances by borrowers for taxes and insurance	(252)	(6)
Cash dividends paid	(599)	(549)
Proceeds from exercise of stock options	375	306
Repurchase of common stock	—	(131)

Net cash from financing activities	(10,839)	42,787
Net change in cash and cash equivalents	(30,340)	16,185
Beginning cash and cash equivalents	32,675	8,936

Ending cash and cash equivalents	$2,335	$25,121

Supplemental cash flow information:
Interest paid	$2,509	$1,407
Income taxes paid	—	—
Supplemental noncash disclosures:
Securitization of single-family residential mortgage loans	$18,497	$—
Transfers from loans to repossessed assets	—	728
See accompanying notes to the interim consolidated financial statements.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)
Note 1 — Summary of Significant Accounting Policies

Basis of Presentation:
      The accompanying consolidated financial statements have been prepared pursuant to rules and regulations of the Securities and Exchange Commission (the “SEC”) and in compliance with accounting principles generally accepted in the United States of America. Because this report is based on an interim period, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.
      In the opinion of the management of Central Federal Corporation (the “Company”), the accompanying consolidated financial statements as of September 30, 2005 and December 31, 2004 and for the three and nine months ended September 30, 2005 and 2004 include all adjustments necessary for a fair presentation of the financial condition and the results of operations for those periods. The financial performance reported for the Company for the three and nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year. This information should be read in conjunction with the Company’s Annual Report to Shareholders and Form 10-KSB for the period ended December 31, 2004. Reference is made to the accounting policies of the Company described in Note 1 of the Notes to Consolidated Financial Statements contained in the Company’s 2004 Annual Report that was filed as Exhibit 13 to the Form 10-KSB. The Company has consistently followed those policies in preparing this Form 10-QSB.

Operating Segments:
      Internal financial information is primarily reported and aggregated in two lines of business, banking and mortgage services.

Earnings Per Share:
      Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Stock based incentive plan shares are considered outstanding as they are earned over the vesting period. Diluted earnings per common share include the dilutive effect of stock based incentive plan shares and additional potential common shares issuable under stock options.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)
      The factors used in the loss per share computation follow.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Basic
Net loss	$(2,068)	$(665)	$(2,627)	$(1,217)

Weighted average common shares outstanding	2,208,071	2,017,645	2,200,176	2,001,276

Basic loss per common share	$(0.94)	$(0.33)	$(1.19)	$(0.61)

Diluted
Net loss	$(2,068)	$(665)	$(2,627)	$(1,217)

Weighted average common shares outstanding for basic loss per share	2,208,071	2,017,645	2,200,176	2,001,276
Add: Dilutive effects of assumed exercises of stock options and stock based incentive plan shares	—	—	—	—

Average shares and dilutive potential common shares	2,208,071	2,017,645	2,200,176	2,001,276

Diluted loss per common share	$(0.94)	$(0.33)	$(1.19)	$(0.61)

      The following potential average common shares were anti-dilutive and not considered in computing diluted loss per share because the Company had a loss from continuing operations, the exercise price of the options was greater than the average stock price for the periods or the fair value of the stock based incentive plan shares at the date of grant was greater than the average stock price for the periods.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Stock options	297,539	259,504	261,550	254,395
Stock based incentive plan shares	33,537	34,524	30,187	34,549

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)

Stock Compensation:
      Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Net loss as reported	$(2,068)	$(665)	$(2,627)	$(1,217)
Deduct: Stock-based compensation expense determined under fair value based method	59	23	358	144

Pro forma net loss	$(2,127)	$(688)	$(2,985)	$(1,361)

Basic loss per share as reported	$(0.94)	$(0.33)	$(1.19)	$(0.61)
Pro forma basic loss per share	(0.96)	(0.34)	(1.36)	(0.68)
Diluted loss per share as reported	$(0.94)	$(0.33)	$(1.19)	$(0.61)
Pro forma diluted loss per share	(0.96)	(0.34)	(1.36)	(0.68)
      The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no options granted in the quarter ended September 30, 2004.

		Nine
	Three	Months Ended
	Months Ended	September 30,
	September 30,
	2005	2005	2004

Risk-free interest rate	3.98%	3.85%	3.26%
Expected option life (years)	6	6	6
Expected stock price volatility	26%	27%	24%
Dividend yield	3.62%	3.46%	2.86%
Weighted average fair value of options granted during the period	$2.03	$2.27	$2.52
      On June 23, 2005, the Board of Directors approved the accelerated vesting of all unvested stock options awarded prior to 2005 to eligible participants under the 1999 Stock Based Incentive Plan and the 2003 Equity Compensation Plan. As a result of the acceleration, unvested options granted in 2003 and 2004 to acquire 102,000 shares of the registrant’s common stock, which otherwise would have vested on various dates thru January 16, 2008, became immediately exercisable. All other terms and conditions applicable to options granted under these plans, including the exercise prices and the number of shares subject to the accelerated options, are unchanged. No compensation

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)
expense was recognized from the accelerated vesting of the stock options, because all options had an exercise price greater than the company’s stock price on June 23, 2005.
      The decision to accelerate the vesting of these options was related to the issuance of Statement of Financial Accounting Standard No. 123 (revised 2004), Share Based Payment (“SFAS 123R”). In accordance with the provisions of SFAS 123R, the registrant will adopt the pronouncement on January 1, 2006 and believes the above-mentioned acceleration of vesting will eliminate compensation expense related to these options of approximately $115 and $33 in 2006 and 2007. The total expense is reflected in the pro forma footnote disclosure above, as permitted under the transition guidance provided by the Financial Accounting Standards Board. As a result of the acceleration of the vesting of these options, the Company currently has no options which will be unvested at January 1, 2006. Future option grants will be accounted for in accordance with SFAS 123R.

Reclassifications:
      Some items in the prior year period financial statements were reclassified to conform to the current presentation.
Note 2 — Securities
      The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses

September 30, 2005
Federal agency	$5,907	$1	$(101)
Mortgage-backed	25,403	662	(73)
Municipal	2,011	—	(9)

Total	$33,321	$663	$(183)

December 31, 2004
Federal agency	$4,983	$2	$(37)
Mortgage-backed	8,525	195	(68)

Total	$13,508	$197	$(105)

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)
      Sales of available for sale securities were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Proceeds	$1,435	$11,239	$1,435	$15,191
Gross gains	—	—	—	41
Gross losses	—	(36)	—	(96)
      The tax (benefit) provision related to these net realized gains and losses was ($12) and ($19) for the three and nine months ended September 30, 2004.
      The fair value of debt securities at September 30, 2005 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Available for
Sale Fair
Value

Due from one to five years	$6,910
Due from five to ten years	1,008
Mortgage-backed	25,403

Total	$33,321

      Securities with a carrying amount of $17,066 and $770 at September 30, 2005 and December 31, 2004 were pledged to secure Federal Home Loan Bank advances. At September 30, 2005 and December 31, 2004, there were no holdings of securities of any one issuer, other than federal agencies, in an amount greater than 10% of shareholders’ equity.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)
      Securities with unrealized losses at September 30, 2005 and December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss

September 30, 2005
Federal agency	$4,913	$(101)	$—	$—	$4,913	$(101)
Mortgage-backed	2,953	(19)	2,076	(54)	5,029	(73)
Municipal	2,011	(9)			2,011	(9)

Total	$9,877	$(129)	$2,076	$(54)	$11,953	$(183)

December 31, 2004
Federal agency	$3,976	$(37)	$—	$—	$3,976	$(37)
Mortgage-backed	700	(1)	2,476	(67)	3,176	(68)

Total	$4,676	$(38)	$2,476	$(67)	$7,152	$(105)

      Unrealized losses on the above securities have not been recognized in income because the issuers of the bonds are all federal agencies and municipal bonds with high credit ratings and the decline in fair value is temporary and largely due to changes in market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.
Note 3 — Loans
      Loans were as follows:

	September 30,	December 31,
	2005	2004

Commercial	$12,481	$7,030
Real estate:
Single-family residential	23,352	41,450
Multi-family residential	25,620	25,602
Commercial	26,753	20,105
Construction	—	1,127
Consumer	20,181	13,952

Subtotal	108,387	109,266
Less: Net deferred loan fees	(163)	(139)
Allowance for loan losses	(1,225)	(978)

Loans, net	$106,999	$108,149

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)
      Activity in the allowance for loan losses was as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Beginning balance	$1,242	$465	$978	$415
Provision for loan losses	50	296	402	366
Loans charged-off	(83)	(22)	(200)	(50)
Recoveries	16	8	45	16

Ending balance	$1,225	$747	$1,225	$747

      Impaired loans were not material for any period presented.
      Nonperforming loans were as follows:

	September 30,	December 31,
	2005	2004

Loans past due over 90 days still on accrual	$—	$—
Nonaccrual loans	606	286
      Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. There were no nonperforming commercial, commercial real estate or multi-family loans at September 30, 2005 or December 31, 2004.
Note 4 — Secondary Mortgage Market Activities
      Mortgage loans serviced for others are not reported as assets. The principal balances of these loans were $40,384 and $27,319 at September 30, 2005 and December 31, 2004.
      Custodial escrow balances maintained in connection with serviced loans were $295 and $282 at September 30, 2005 and December 31, 2004.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)
      Activity for capitalized mortgage servicing rights and the related valuation allowance follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Servicing rights:
Beginning of period	$302	$237	$208	$221
Additions	—	—	120	3
Amortized to expense	(28)	(11)	(49)	(40)
Provision for loss in fair value	12	(14)	7	28

End of period	$286	$212	$286	$212

Valuation allowance:
Beginning of period	$25	$14	$20	$56
Additions expensed	—	14	—	14
Reductions credited to expense	(12)	—	(7)	(42)

End of period	$13	$28	$13	$28

      The fair value of capitalized mortgage servicing rights was $295 and $213 at September 30, 2005 and December 31, 2004. Fair value was determined using a 10% discount rate and prepayment speeds ranging from 189% to 435%, depending on the stratification of the specific right.
      Estimated amortization expense for the next five years:

September 30, 2006	$63
September 30, 2007	63
September 30, 2008	63
September 30, 2009	63
September 30, 2010	47
Note 5 — Securitizaton
      On June 30, 2005, the Company securitized single-family residential mortgage loans with an outstanding principal balance of $18.6 million, formerly held in its portfolio, with Freddie Mac. The Company continues to hold the securities and service the loans. The Company receives annual servicing fees of 0.25 percent of the outstanding balance. Since the Company cannot de-securitize the securities to get back the loans, the securitization is not considered a sale or transfer under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, but an exchange of loans for securities under SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise and SFAS No. 115, Accounting for Certain Investments in Debt and Equity

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)
Securities because the Company received the beneficial interest in the loans it transferred to Freddie Mac. As such, the mortgage backed securities were recorded at the cost of the loans and were classified as “available for sale” with the $530,000 initial unrealized gain reported in other comprehensive income.
Note 6 — Goodwill and Intangible Assets
      The change in balance of goodwill during the period is as follows:

Three and
Nine Months
Ended
September 30,
2005

Beginning of period	$1,749
Acquired goodwill	—
Impairment	(1,749)

End of period	$—

      Goodwill was related to the October 2004 acquisition of Reserve Mortgage Services, Inc., the Company’s mortgage services division. The acquisition of Reserve was expected to be immediately accretive to earnings. Unfortunately, the Reserve operation has experienced loss, rather than the expected profits. Management does not believe that volumes will achieve a sufficient level to support the recorded goodwill. As a result, a goodwill impairment loss of $1,749 was recorded in the quarter ended September 30, 2005. The fair value of the mortgage services segment was estimated using the expected present value of future cash flows in determining the impairment loss.
      Other intangible assets were as follows:

	September 30, 2005		December 31, 2004

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Noncompete agreement	$—	$—	$25	$4
Prior owner intangible	—	—	295	17

Total	$—	$—	$320	$21

      Aggregate amortization expense was $20 and $82 for the three and nine months ended September 30, 2005. There was no amortization expense in the prior year periods as the assets were acquired in the Company’s purchase of Reserve Mortgage Services, Inc. in October 2004.
      In association with the goodwill impairment loss discussed above, it was determined that the carrying amount of other intangible assets was not recoverable and exceeded the fair value. An impairment loss of $217, the unamortized balance of other intangible assets, was recorded in the quarter ended September 30, 2005.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)
Note 7 — Federal Home Loan Bank Advances
      Advances from the Federal Home Loan Bank were as follows.

	September 30,	December 31,
	2005	2004

Maturity October 2005 at 4.06% floating rate	$3,675	$—
Maturity January 2005 at 2.20% floating rate	—	28,900
Maturities March 2006 thru September 2008, fixed at rates from 2.03% to 3.41%, averaging 2.91% at September 30, 2005, and maturities March 2005 thru September 2008, fixed at rates from 1.50% to 3.41%, averaging 2.70% at December 31, 2004	10,270	12,270

Total	$13,945	$41,170

      Fixed rate advances are due in full at their maturity date, with a penalty if prepaid. Floating rate advances can be prepaid at any time with no penalty.
      The advances were collateralized as follows.

	September 30,	December 31,
	2005	2004

First mortgage loans under a blanket lien arrangement	$23,131	$41,269
Second mortgage loans	786	695
Multi-family mortgage loans	11,245	10,372
Home equity lines of credit	5,272	3,236
Commercial real estate loans	18,186	14,964
Securities	17,066	770

Total	$75,686	$71,306

      Based on this collateral and the Company’s holdings of FHLB stock, the Company is eligible to borrow up to $48,664 at September 30, 2005.
      Required payments over the next five years are:

September 30, 2006	$7,675
September 30, 2007	4,270
September 30, 2008	2,000
September 30, 2009	—
September 30, 2010	—

Total	$13,945

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)
Note 8 — Segment Information
      The Company manages and operates two reportable segments: banking and mortgage services. Loans, securities, deposits and servicing fees provide the revenue in the banking operation, and 1-4 family mortgage loan sales provide the revenues in mortgage services. Parent and Other included activities that are not directly attributed to the reportable segments, and is comprised of the Parent Company and elimination entries between all segments.
      All operations are domestic. Prior to the Company’s acquisition of Reserve Mortgage Services (“Reserve”) in October 2004 as a division of the Company’s wholly owned subsidiary, CFBank, a federally chartered savings association (the “Bank”), mortgage services were performed by the Bank and there was only one reportable segment. As such, no segment information is included for the previous period.
      The accounting policies are the same as those described in the Summary of Significant Accounting Policies. Income taxes are allocated and transactions among the segments are made at fair value.

	Banking	Mortgage Services	Parent and Other	Total

Three months ended September 30, 2005
Net interest income (expense)	$1,301	$10	$(84)	$1,227
Provision for loan losses	(50)	—	—	(50)
Other revenue	67	87	7	161
Impairment loss on goodwill and intangibles	—	(1,966)	—	(1,966)
Other expense	(1,429)	(185)	(63)	(1,677)

Loss before income tax	(111)	(2,054)	(140)	(2,305)
Income tax benefit	(47)	(104)	(86)	(237)

Net loss	$(64)	$(1,950)	$(54)	$(2,068)

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of September 30, 2005 and December 31, 2004, and
for the Three and Nine Months Ended September 30, 2005 and 2004
(Dollars in thousands except per share data)

	Banking	Mortgage Services	Parent and Other	Total

Nine months ended September 30, 2005
Net interest income (expense)	$3,847	$22	$(231)	$3,638
Provision for loan losses	(402)	—	—	(402)
Other revenue	252	394	27	673
Impairment loss on goodwill and intangibles	—	(1,966)	—	(1,966)
Other expense	(4,190)	(681)	(246)	(5,117)

Loss before income tax	(493)	(2,231)	(450)	(3,174)
Income tax benefit	(192)	(164)	(191)	(547)

Net loss	$(301)	$(2,067)	$(259)	$(2,627)

September 30, 2005
Segment assets	$156,699	$480	$674	$157,853

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Central Federal Corporation
Fairlawn, Ohio
      We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2004 and 2003 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
Crowe Chizek and Company LLC
Cleveland, Ohio
February 10, 2005

CENTRAL FEDERAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(Dollars in thousands
	except per share data)
ASSETS
Cash and cash equivalents	$32,675	$8,936
Interest-bearing deposits in other financial institutions	—	1,587
Securities available for sale	13,508	27,126
Loans held for sale	—	106
Loans, net of allowance of $978 and $415	108,149	58,024
Federal Home Loan Bank stock	3,778	3,626
Loan servicing rights	208	221
Foreclosed assets, net	132	193
Premises and equipment, net	2,690	1,932
Goodwill	1,749	—
Other intangible assets	299	—
Bank owned life insurance	3,401	3,256
Loan sales proceeds receivable	1,888	—
Deferred tax asset	1,491	930
Accrued interest receivable and other assets	1,037	1,074

	$171,005	$107,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	$5,505	$2,457
Interest bearing	96,119	70,901

Total deposits	101,624	73,358
Federal Home Loan Bank advances	41,170	7,500
Other borrowings	2,249	—
Advances by borrowers for taxes and insurance	321	207
Accrued interest payable and other liabilities	979	935
Subordinated debentures	5,155	5,155

Total liabilities	151,498	87,155
Shareholders’ equity
Preferred stock, 1,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 6,000,000 shares authorized; 2004 — 2,294,520 shares issued, 2003 — 2,280,020 shares issued	23	23
Additional paid-in capital	12,519	11,845
Retained earnings	8,497	10,997
Accumulated other comprehensive income	61	201
Unearned stock based incentive plan shares	(351)	(357)
Treasury stock, at cost (2004 — 108,671 shares, 2003 — 255,648 shares)	(1,242)	(2,853)

Total shareholders’ equity	19,507	19,856

	$171,005	$107,011

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,

	2004	2003	2002

	(Dollars in thousands
	except per share data)
Interest and dividend income
Loans, including fees	$4,855	$4,203	$5,255
Taxable securities	750	934	1,518
Tax exempt securities	20	5	—
Federal Home Loan Bank stock dividends	152	141	157
Federal funds sold and other	367	152	137

	6,144	5,435	7,067
Interest expense
Deposits	1,436	1,570	2,501
Federal Home Loan Bank advances and other debt	488	1,940	961
Subordinated debentures	225	11	—

	2,149	3,521	3,462

Net interest income	3,995	1,914	3,605
Provision for loan losses	646	102	19

Net interest income after provision for loan losses	3,349	1,812	3,586
Noninterest income
Service charges on deposit accounts	141	165	130
Net gains on sales of loans	222	429	313
Loan servicing fees, net	62	(101)	8
Net gains (losses) on sales of securities	(55)	42	16
Earnings on bank owned life insurance	145	188	68
Other	22	33	30

	537	756	565
Noninterest expense
Salaries and employee benefits	3,454	3,549	1,713
Occupancy and equipment	327	224	96
Data processing	431	246	196
Franchise taxes	196	301	287
Professional fees	424	673	212
Director fees	169	119	84
Postage, printing and supplies	167	198	133
Advertising and promotion	171	27	20
Telephone	91	48	23
Loan expenses	48	91	143
Foreclosed assets, net	57	14	(34)
Depreciation	355	176	144
Amortization of intangibles	21	—	—
Other	509	264	147

	6,420	5,930	3,164

Income (loss) before income taxes	(2,534)	(3,362)	987
Income tax expense (benefit)	(872)	(988)	313

Net income (loss)	$(1,662)	$(2,374)	$674

Earnings (loss) per share:
Basic	$(0.82)	$(1.31)	$0.44
Diluted	$(0.82)	$(1.31)	$0.43
See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,

	2004	2003	2002

	(Dollars in thousands
	except per share data)
Net income (loss)	$(1,662)	$(2,374)	$674
Unrealized holding gains (losses) on securities available for sale	(267)	(154)	34
Less: Reclassification adjustment for gains and (losses) later recognized in net income	(55)	42	16

Net unrealized gains and (losses)	(212)	(196)	18
Unrealized gain on securities transferred from held to maturity to available for sale	—	458	—
Tax effect	72	(89)	(6)

Other comprehensive income (loss)	(140)	173	12

Comprehensive income (loss)	$(1,802)	$(2,201)	$686

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2004, 2003 and 2002

						Unearned
					Unearned	Stock
				Accumulated	Employee	Based
		Additional		Other	Stock	Incentive		Total
	Common	Paid-In	Retained	Comprehensive	Ownership	Plan	Treasury	Shareholders’
	Stock	Capital	Earnings	Income	Plan Shares	Shares	Stock	Equity

	(Dollars in thousands except per share data)
Balance at January 1, 2002	$19	$8,310	$13,962	$16	$(1,651)	$(270)	$(2,226)	$18,160
Comprehensive income:
Net income			674					674
Other comprehensive income				12				12
Total comprehensive income								686
Commitment to release 21,588 employee stock ownership plan shares		(4)			226			222
Release of 15,516 stock based incentive plan shares						110		110
Purchase of 96,410 shares of treasury stock							(1,044)	(1,044)
Cash dividends declared ($.36 per share)			(551)					(551)

Balance at December 31, 2002	19	8,306	14,085	28	(1,425)	(160)	(3,270)	17,583
Comprehensive income:
Net loss			(2,374)					(2,374)
Other comprehensive income				173				173
Total comprehensive loss								(2,201)
Issuance of common stock in private placement, net of offering costs of $64 (312,649 shares)	3	3,116						3,119
Issuance of stock based incentive plan shares (28,500 shares)	1	337				(338)		—
Sale of employee stock ownership plan shares at plan termination (81,000 shares)		125			748			873
Final allocation of employee stock ownership plan shares at plan termination (41,882 shares)		(39)			677			638
Release of 16,002 stock based incentive plan shares						141		141
Stock options exercised (37,302 shares)			(72)				417	345
Tax benefits from stock options exercised			47					47
Cash dividends declared ($.36 per share)			(689)					(689)

Balance at December 31, 2003	23	11,845	10,997	201	—	(357)	(2,853)	19,856
Comprehensive income:
Net loss			(1,662)					(1,662)
Other comprehensive loss				(140)				(140)
Total comprehensive loss								(1,802)
Issuance of stock based incentive plan shares, net of forfeitures (20,703 shares)		237				(237)		—
Release of 21,278 stock based incentive plan shares						243		243
Stock options exercised (44,900 shares)			(90)				502	412
Tax benefits from stock options exercised		48						48
Purchase of 25,000 shares of treasury stock							(319)	(319)
Issuance of 127,077 shares of treasury stock in acquisition		359					1,428	1,787
Other		30						30
Cash dividends declared ($.36 per share)			(748)					(748)

Balance at December 31, 2004	$23	$12,519	$8,497	$61	$—	$(351)	$(1,242)	$19,507

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(Dollars in thousands
	except per share data)
Net income (loss)	$(1,662)	$(2,374)	$674
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	646	102	19
Valuation loss on mortgage servicing rights	(36)	56	—
Depreciation	355	176	144
Amortization, net	184	(5)	(77)
Net realized (gain) loss on sales of securities	55	(42)	(16)
Loss (gain) on disposal of premises and equipment	(3)	50	—
Gain on sale of foreclosed assets	13	—	—
FHLB stock dividend	(152)	(141)	(157)
ESOP expense	—	638	222
SBIP expense	243	141	110
Net change in:
Loans held for sale	106	(106)	8,221
Bank owned life insurance	(145)	(188)	(68)
Loan sales proceeds receivable	(589)	—	—
Deferred tax asset	(589)	(1,083)	138
Accrued interest receivable and other assets	86	(22)	(206)
Accrued interest payable and other liabilities	(42)	(600)	865

Net cash from operating activities	(1,530)	(3,398)	9,869
Cash flows from investing activities
Net decrease in interest bearing deposits	1,587	5,618	(199)
Available-for-sale securities:
Sales	15,191	3,078	386
Maturities, prepayments and calls	5,114	28,968	594
Purchases	(7,081)	(46,914)	(290)
Held-to-maturity securities:
Maturities, prepayments and calls	—	7,201	27,056
Purchases	—	—	(21,508)
Loan originations and payments, net	(45,900)	4,434	8,010
Loans purchased	(5,574)	—	—
Additions to premises and equipment	(1,027)	(1,326)	(127)
Proceeds from the sale of premises and equipment	5	—	—
Proceeds from the sale of foreclosed assets	765	—	—
Purchase of bank owned life insurance	—	—	(3,000)
Net cash used in acquisition	(236)	—	—
Cash received in repayment of ESOP loan	—	853	—

Net cash from investing activities	(37,156)	1,912	10,922
(continued)

CENTRAL FEDERAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(Dollars in thousands
	except per share data)
Cash flows from financing activities
Net change in deposits	28,266	(1,332)	(1,478)
Net change in short-term borrowings from the Federal Home Loan Bank and other	22,417	7,500	—
Proceeds from Federal Home Loan Bank advances and other debt	12,270	—	—
Repayments on Federal Home Loan Bank advances and other debt	—	(16,330)	(9,063)
Net change in advances by borrowers for taxes and insurance	114	(241)	(123)
Proceeds from subordinated debentures	—	5,155	—
Cash dividends paid	(735)	(655)	(551)
Proceeds from private placement	—	3,119	—
Proceeds from exercise of stock options	412	345	—
Repurchase of common stock	(319)	—	(1,044)

Net cash from financing activities	62,425	(2,439)	(12,259)
Net change in cash and cash equivalents	23,739	(3,925)	8,532
Beginning cash and cash equivalents	8,936	12,861	4,329

Ending cash and cash equivalents	$32,675	$8,936	$12,861

Supplemental cash flow information:
Interest paid	$2,178	$3,519	$3,495
Income taxes paid	—	106	160
Supplemental noncash disclosures:
Transfer of securities from held to maturity to available for sale	$—	$10,533	$—
Transfers from loans to repossessed assets	716	193	—
Acquisition of Reserve Mortgage Services, Inc. through issuance of common stock	1,787	—	—
See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
Note 1 — Summary of Significant Accounting Policies
      Nature of Operations and Principles of Consolidation: The consolidated financial statements include Central Federal Corporation, its wholly-owned subsidiary, CFBank, and Reserve Mortgage Services, Inc., a wholly owned subsidiary of CFBank since October 22, 2004, together referred to as “the Company”. Intercompany transactions and balances are eliminated in consolidation.
      The Company provides financial services through its offices in Fairlawn, Columbus, Wellsville and Calcutta, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the areas. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions.
      Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, Management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.
      Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions under 90 days. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and borrowings with original maturities under 90 days.
      Interest-bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.
      Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.
      Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.
      Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
      Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
      Mortgage loans held for sale after 2003 are generally sold with servicing rights released. Mortgage loans held for sale prior to 2004 were generally sold with servicing rights retained and the carrying value of mortgage loans sold was reduced by the cost allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.
      Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.
      Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged-off no later than 90 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.
      All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
      Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.
      The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.
      A loan is impaired when full payment under the loan terms is not expected. Commercial, multi-family residential and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.
      Servicing Rights: Servicing rights represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to loan type and investor. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.
      Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.
      Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 7 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 25 years. Leasehold improvements are amortized over the lives of the respective leases.
      Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.
      Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.
      Other intangible assets consist of a noncompete agreement and prior owner intangible assets arising from the acquisition of Reserve Mortgage Services, Inc. They are initially measured at fair value and then are amortized on the straight-line method over their estimated useful lives.
      Long-term Assets: Premises and equipment, other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.
      Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
      Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2004	2003	2002

Net income (loss) as reported	$(1,662)	$(2,374)	$674
Deduct: Stock-based compensation expense determined under fair value based method	183	175	121

Pro forma net income (loss)	$(1,845)	$(2,549)	$553

Basic earnings (loss) per share as reported	$(0.82)	$(1.31)	$0.44
Pro forma basic earnings (loss) per share	(0.91)	(1.40)	0.36
Diluted earnings (loss) per share as reported	$(0.82)	$(1.31)	$0.43
Pro forma diluted earnings (loss) per share	(0.91)	(1.40)	0.35
      The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2004	2003

Risk-free interest rate	3.26%	2.96%
Expected option life (years)	6.0 years	5.9 years
Expected stock price volatility	24%	44%
Dividend yield	2.86%	3.13%
Weighted average fair value of options granted during year	$2.53	$3.96
      Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred tax assets are recognized for net operating losses that expire primarily in 2023 and 2024 because the benefit is more likely than not to be realized.
      Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest. See Note 13 — ESOP Plan for information regarding termination of this plan in 2003.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
      Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Stock based incentive plan shares are considered outstanding as they are earned over the vesting period. Diluted earnings per common share includes the dilutive effect of stock based incentive plan shares and additional potential common shares issuable under stock options.
      Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.
      Effect of Newly Issued But Not Yet Effective Accounting Standards: In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 123R, Share-Based Payment, a revision of SFAS 123, Accounting for Stock-Based Compensation. The revised SFAS 123, Share-Based Payment, requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is to be recognized over the period during which an employee is required to provide service in exchange for the award. The provisions of this statement will become effective January 1, 2006 for all equity awards granted after the effective date. The statement requires compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date be recognized as the service is rendered on or after the effective date. The Company currently reports employee compensation expense under stock options using the intrinsic value method and no stock-based compensation cost is reflected in net income, as all options were granted at an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The adoption of this standard is expected to reduce net income by $115 in 2006 reflecting the compensation cost relative to unvested options at January 1, 2006.
      In March 2004, the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) released Issue 03-1, Meaning of Other Than Temporary Impairment, which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurement requirements of Issue 03-1, and other disclosure requirements not already implemented, were effective for periods beginning after June 15, 2004. In September 2004, the FASB staff issued FASB Staff Position (FSP) EITF 03-1-1, which delayed the effective date for certain measurement and recognition guidance contained in Issue 03-1. The FSP requires the application of pre-existing other-than-temporary guidance during the period of delay until a final consensus is reached. Management does not anticipate the issuance of the final consensus will have a material impact on the Company’s financial condition, results of operations or liquidity.
      In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 requires acquired loans, including debt securities, to be recorded at the amount of the purchaser’s initial investment and prohibits carrying over valuation allowances from the seller for those individually-evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
SOP 03-3 also requires the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser’s initial investment to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The guidance is effective for loans acquired in fiscal years beginning after December 15, 2004 and is not expected to have a material impact on the Company’s financial condition, results of operations, or liquidity.
      Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.
      Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $459 and $300 was required to meet regulatory reserve and clearing requirements at year-end 2004 and 2003. These balances do not earn interest.
      Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.
      Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
      Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by Management to be aggregated in one reportable operating segment.
      Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.
Note 2 — Business Combination
      On October 22, 2004, the Company acquired 100% of the outstanding common stock of RJO Financial Services, Inc., doing business as Reserve Mortgage Services (Reserve), an Akron, Ohio based company licensed as a mortgage banker in Ohio, Florida and Georgia. Reserve’s name changed to Reserve Mortgage Services, Inc. and it became an operating subsidiary of the Bank on the date of the acquisition. Operating results of Reserve are included in the consolidated financial statements since the date of the acquisition. As a result of this acquisition, the Company expects to

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
significantly expand mortgage services and increase mortgage loan production. The Company expects to sell most of the mortgage loan production on a servicing-released basis.
      The aggregate purchase price was $2,206, including $419 in cash and $1,787 in common stock. The value of the 127,077 common shares issued was determined based on the average market price over the week before and after the terms of the acquisition were agreed to and announced.
      The purchase price resulted in goodwill of approximately $1,749, a noncompete agreement of $25 and prior owner intangible of $295. The noncompete agreement will be amortized over its one year term and the prior owner intangible will be amortized over 3 years, using the straight-line method for book and tax purposes. Goodwill will not be amortized but instead evaluated annually for impairment. Goodwill is not deductible for tax purposes.
      The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

At October 22, 2004

Cash	$189
Loan sales proceeds receivable	1,299
Loans receivable	54
Premises and equipment	83
Other assets	3
Intangible assets	320
Goodwill	1,749

Total assets acquired	3,697
Loans payable	1,232
Other liabilities	259

Total liabilities assumed	1,491

Net assets acquired	$2,206

      The following table presents pro forma information as if the acquisition had occurred at the beginning of the years indicated. The pro forma information includes adjustments for interest income on net cash used in the acquisition, amortization of intangibles arising from the transaction, depreciation expense on property acquired, and the related income tax effects. These amounts include Reserve’s actual results in 2004 for the months prior to the acquisition on October 22, 2004, and Reserve’s actual results for 2003 and 2002. The pro forma financial information is not

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

	2004	2003	2002

Net interest income	$3,988	$1,906	$3,597
Net income (loss)	$(1,682)	$(2,175)	$711
Basic earnings (loss) per share	$(0.79)	$(1.12)	$0.43
Diluted earnings (loss) per share	$(0.79)	$(1.12)	$0.42
Note 3 — Securities
      The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses

2004
Federal agency	$4,983	$2	$(37)
Mortgage-backed	8,525	195	(68)

Total	$13,508	$197	$(105)

2003
Federal agency	$12,759	$8	$(4)
State and municipal	1,375	5	—
Mortgage-backed	12,992	400	(105)

Total	$27,126	$413	$(109)

      Sales of available for sale securities were as follows:

	2004	2003	2002

Proceeds	$15,191	$3,078	$386
Gross gains	41	42	16
Gross losses	(96)	—	—
      The tax (benefit) provision related to these net realized gains and losses was ($19), $14 and $5, respectively.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
      The fair value of debt securities at year-end 2004 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Available
for Sale
Fair
Value

Due from one to five years	$4,983
Mortgage-backed	8,525

Total	$13,508

      Securities pledged at year-end 2004 and 2003 with a carrying amount of $770 and $1,296 were pledged to secure Federal Home Loan Bank advances. At year-end 2004 and 2003, there were no holdings of securities of any one issuer, other than federal agencies, in an amount greater than 10% of shareholders’ equity.
      Securities with unrealized losses at year-end 2004 and 2003, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total

		Unrealized		Unrealized		Unrealized
2004 Description of Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

Federal agency	$3,976	$(37)	$—	$—	$3,976	$(37)
Mortgage-backed	700	(1)	2,476	(67)	3,176	(68)

Total temporarily impaired	$4,676	$(38)	$2,476	$(67)	$7,152	$(105)

	Less than 12 Months		12 Months or More		Total

		Unrealized		Unrealized		Unrealized
2003 Description of Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

Federal agency	$4,026	$(4)	$—	$—	$4,026	$(4)
Mortgage-backed	4,021	(105)	—	—	4,021	(105)

Total temporarily impaired	$8,047	$(109)	$—	$—	$8,047	$(109)

      Unrealized losses on the above securities have not been recognized in income because the issuers of the bonds are all federal agencies and the decline in fair value is temporary and largely due to changes in market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.
      To improve liquidity, in 2003 the Company transferred all securities previously classified as “held to maturity,” which had a carrying value of $10,533, to “available for sale.” The unrealized gain on the securities transferred totaled $458 before tax. The Company’s equity and accumulated other comprehensive income increased $302 after tax as a result of the transfer.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
Note 4 — Loans
      Loans at year-end were as follows:

	2004	2003

Commercial	$7,030	$4,116
Real estate:
Single-family residential	41,450	34,810
Multi-family residential	25,602	1,250
Commercial	20,105	5,040
Construction	1,127	610
Consumer	13,952	12,598

Subtotal	109,266	58,424
Less: Net deferred loan fees	(139)	15
Allowance for loan losses	(978)	(415)

Loans, net	$108,149	$58,024

      Activity in the allowance for loan losses was as follows.

	2004	2003	2002

Beginning balance	$415	$361	$373
Provision for loan losses	646	102	19
Loans charged-off	(117)	(50)	(35)
Recoveries	34	2	4

Ending balance	$978	$415	$361

      Impaired loans are not material for any period presented.
      Nonperforming loans were as follows:

	2004	2003

Loans past due over 90 days still on accrual	$—	$—
Nonaccrual loans	286	741
      Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
Note 5 — Secondary Mortgage Market Activities
      Mortgage loans serviced for others are not reported as assets. The principal balances of these loans were $27,319 and $32,584 at year-end 2004 and 2003.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
      Custodial escrow balances maintained in connection with serviced loans were $282 and $100 at year-end 2004 and 2003.
      Activity for capitalized mortgage servicing rights and the related valuation allowance follows:

	2004	2003	2002

Servicing rights:
Beginning of year	$221	$200	$88
Additions	3	195	162
Amortized to expense	(52)	(118)	(50)
Provision for loss in fair value	36	(56)	—

End of year	$208	$221	$200

Valuation allowance:
Beginning of year	$56	$—	$—
Additions expensed	—	56	—
Reductions credited to expense	(36)	—	—

End of year	$20	$56	$—

      The fair value of capitalized mortgage servicing rights was $213 and $225 at year-end 2004 and 2003. Fair value was determined using a 10% discount rate and prepayment speeds ranging from 186% to 463%, depending on the stratification of the specific right.
      Estimated amortization expense for the next five years:

2005	$47
2006	47
2007	47
2008	47
2009	40

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
Note 6 — Premises and Equipment
      Year-end premises and equipment were as follows:

	2004	2003

Land and land improvements	$127	$117
Buildings	1,880	1,713
Furniture, fixtures and equipment	2,020	1,416
Leasehold improvements	325	10

	4,352	3,256
Less: accumulated depreciation	(1,662)	(1,324)

	$2,690	$1,932

      The Company leases certain office properties and autos. Rent expense was $209, $14, and $0 for 2004, 2003 and 2002. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2005	$287
2006	287
2007	265
2008	251
2009	208
Thereafter	662

Total	$1,960

      The Company is a one-third owner of a limited liability company that owns and manages the office building at 2923 Smith Road, Fairlawn, Ohio 44333 where the Company’s headquarters and CFBank’s Fairlawn office are located. The Company entered into a 10 year lease with the limited liability company in March 2004 that calls for monthly payments of $11, increasing 3% annually for the life of the lease thru February 2014. Total rent expense under this operating lease was $114 in 2004.
      The President of Reserve Mortgage Services, Inc. is a 100% owner of a company that owns and manages the office building at 1730 Akron-Peninsula Road, Akron, Ohio 44313 where the Company’s mortgage services office is located. Lease agreements are for 5 year terms expiring at various times from May 2007 thru December 2009, and call for monthly rental payments of $4 as of December 31, 2004, increasing to $7 at January 1, 2005. Total rent expense was $8 in 2004.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
Note 7 — Goodwill and Intangible Assets

Goodwill
      The change in balance for goodwill during the year is as follows:

2004

Beginning of year	$—
Acquired goodwill	1,749
Impairment	—

End of year	$1,749

Acquired Intangible Assets

	2004

	Gross
	Carrying	Accumulated
	Amount	Amortization

Amortized intangible assets:
Noncompete agreement	$25	$4
Prior owner intangible	295	17

Total	$320	$21

      Aggregate amortization expense was $21 for 2004.
      Estimated amortization expense for each of the next three years:

2005	$119
2006	98
2007	82

Total	$299

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
Note 8 — Deposits
      Time deposits of $100 or more were $11,259 and $4,285 at year-end 2004 and 2003.
      Scheduled maturities of time deposits for the next five years were as follows.

2005	$29,329
2006	9,822
2007	2,999
2008	1,019
2009	3,155

$46,324

Note 9 — Federal Home Loan Bank Advances
      At year end, advances from the Federal Home Loan Bank were as follows.

	2004	2003

Maturity January 2005 at 2.20% floating rate	$28,900	$—
Maturity January 2004 at 1.09% floating rate	—	7,500
Maturities March 2005 thru September 2008, fixed at rates from 1.50% to 3.41%, averaging 2.70%	12,270	—

Total	$41,170	$7,500

      In December 2003, the Company prepaid $11,195 in Federal Home Loan Bank advances, with an average cost of 5.52% and an average remaining maturity of 4.5 years. These fixed-rate advances were originated primarily in 1998 and 1999 and were used to finance mortgage loans which had prepaid. Accordingly, the loans represented an inappropriate and costly source of funding which was not necessary due to the liquidity position of the Company. The pre-tax prepayment penalty associated with this transaction was $1,270 and is included in interest expense on Federal Home Loan Bank advances and other debt in the 2003 Consolidated Statement of Operations.
      The floating rate advances outstanding at year-end 2004 can be prepaid at any time with no penalty. The advances were collateralized by $41,269 and $34,795 of first mortgage loans under a blanket lien arrangement, $695 and $0 second mortgage loans, $10,372 and $0 of multi-family mortgage loans, $3,236 and $0 of home equity lines of credit, $14,964 and $0 of commercial real estate loans and $770 and $1,296 of securities at year-end 2004 and 2003. Based on this collateral and the Company’s holdings of FHLB stock, the Company is eligible to borrow up to $42,713 at year-end 2004.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)

Payment information
      Required payments over the next five years are:

2005	$30,900
2006	4,000
2007	4,270
2008	2,000
2009	—

Total	$41,170

Note 10 — Other Borrowings
      The Company had a revolving line of credit with an unaffiliated bank, acquired in the Reserve acquisition, which provides financing up to $3,000 and matures June 30, 2005. Interest on the outstanding balance is payable monthly at the prime rate plus .25%. The line of credit is collateralized by loan sales proceeds receivable. The outstanding balance was $2,238 and the interest rate was 5.5% at year-end 2004.
      The Company had a term note payable to an unaffiliated bank, acquired in the Reserve acquisition, payable in monthly installments of principal and interest of $1. Interest on the note is at the prime rate plus .50%. The note is collateralized by equipment and accounts receivable of Reserve and matures in August 2005. The outstanding balance was $11 and the interest rate was 5.75% at year-end 2004.
Note 11 — Subordinated Debentures
      A trust formed by the Company issued $5,000 of 3 month LIBOR plus 2.85% floating rate trust preferred securities in 2003 as part of a pooled offering of such securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. The Company may redeem the subordinated debentures, in whole but not in part, any time after five years at par. The subordinated debentures must be redeemed no later than 2033.
      Under FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust.
      There are no required payments on the subordinated debentures over the next 5 years.
Note 12 — Benefit Plans
      Multi-employer pension plan: The Company participates in a multi-employer contributory trusteed pension plan. The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped. The plan was maintained for all

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
eligible employees and the benefits were funded as accrued through the purchase of individual life insurance policies. The cost of funding was charged directly to operations. The unfunded liability at June 30, 2004 totaled $195. The Company’s contribution in 2004, for the plan year ending June 30, 2005, and in 2003, for the plan year ended June 30, 2004, totaled $66 and $34. The Company made no contribution for 2002.
      401(k) Plan: In 2003, the Company instituted a 401(k) benefit plan. Employees 21 years of age and older are eligible to participate and are eligible for Company matching contributions after one year of service. The plan allows employee contributions up to 90% of their compensation, which may be matched by the Company on a discretionary basis. There was no match in 2004 or 2003.
      Stock Based Incentive Plans: Stock based incentive plans (SBIP) provide for stock option grants and restricted stock awards to directors, officers and employees. The 1999 Stock Based Incentive Plan was approved by shareholders on July 13, 1999. The plan provided for 193,887 shares for stock option grants and 77,554 shares for restricted stock awards. The 2003 Equity Compensation Plan was ratified by shareholders on April 23, 2003 and provided an aggregate of 100,000 shares for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. An amendment and restatement of the 2003 Equity Compensation Plan was approved by stockholders on April 20, 2004 to provide an additional 100,000 shares of Company for stock options grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. Both plans provide for options to be granted for terms of up to, but not exceeding ten years from the date of grant and cannot be granted at a price less than the fair market value of the common stock on the date of grant. Shares related to forfeited stock options and restricted stock awards become available for subsequent grant under the terms of the plans. See Note 16 for discussion of stock options.
      Compensation expense for restricted stock awards is recognized over the vesting period of the shares based on the fair value of the shares on the date of grant. Unearned compensation is reported as a reduction of shareholders’ equity until earned. Compensation expense was $243, $141 and $110 for 2004, 2003 and 2002.
      A summary of the activity in the plan is as follows:

	2004	2003	2002

Unvested shares outstanding at beginning of year	40,518	28,695	43,043
Granted	26,028	28,500	—
Vested	(19,968)	(12,024)	(14,348)
Forfeited	(5,325)	(4,653)	—

Unvested shares outstanding at end of year	41,253	40,518	28,695

Shares available for grant	8,659	10,028	3,875

      Salary Continuation Agreement: In 2004, the Company initiated a nonqualified salary continuation agreement for the Chairman of the Board of Directors. Benefits provided under the plan are unfunded, and payments to the Chairman will be made the by Company. Under the plan,

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
the Company pays him, or his beneficiary, a benefit of $25,000 annually for 20 years, beginning the earlier of March 2008 or termination of his employment. The expense related to this plan totaled $38 in 2004. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $38 at year-end 2004.
      Life Insurance Benefits: The Company entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by the Company. The expense related to these benefits totaled $101 in 2004. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $101 at year-end 2004.
Note 13 — ESOP Plan
      Until the plan was terminated in 2003, employees participated in an Employee Stock Ownership Plan (ESOP). The ESOP borrowed from the Company to purchase 155,111 shares of stock at $10 per share. The Company made discretionary contributions to the ESOP, and paid dividends on unallocated shares to the ESOP, and the ESOP used funds it received to repay the loan. When loan payments were made, ESOP shares were allocated to participants based on relative compensation and expense was recorded. Dividends on allocated shares increased participant accounts.
      The ESOP received $738 from a return of capital distribution paid by the Company in 2000 and purchased an additional 83,353 shares with the proceeds.
      At the time of termination, there were 122,882 unearned ESOP shares of which 81,000 shares were sold and the proceeds were used to repay the outstanding balance of the loan incurred to fund the ESOP plan at inception. The remaining 41,882 shares were allocated to participants on a fully vested basis. The cost associated with terminating the ESOP totaled $638 and is included in salaries and employee benefits expense in the 2003 Consolidated Statement of Operations.
      Contributions to the ESOP during 2003 and 2002 were $0 and $159. Expense for 2003 and 2002 was $638 and $222.
Note 14 — Income Taxes
      Income tax expense (benefit) was as follows.

	2004	2003	2002

Current federal	$(283)	$95	$175
Deferred federal	(589)	(1,083)	138

Total	$(872)	$(988)	$313

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
      Effective tax rates differ from federal statutory rate of 34% applied to income (loss) before income taxes due to the following.

	2004	2003	2002

Federal statutory rate times financial statement income (loss)	$(861)	$(1,143)	$336
Effect of:
Bank owned life insurance income	(49)	(64)	(23)
ESOP shares released at fair market value	—	207	1
Other	38	12	(1)

	$(872)	$(988)	$313

Effective tax rate	(34.4)%	(29.4)%	31.7%
      Year-end deferred tax assets and liabilities were due to the following.

	2004	2003

Deferred tax assets:
Allowance for loan losses	$333	$141
Deferred loan fees	159	160
Post-retirement death benefits	34	—
Deferred compensation	13	—
Nonaccrual interest	5	36
Accrued stock awards	58	39
Net operating loss	1,810	1,325
Deferred tax credits	17	—
Other	6	14

	2,435	1,715
Deferred tax liabilities:
Depreciation	284	229
FHLB stock dividend	430	378
Intangible assets	95	—
Mortgage servicing rights	71	75
Prepaid expenses	33	—
Unrealized gain on securities available for sale	31	103

	944	785

Net deferred tax asset (liability)	$1,491	$930

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
      Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,250. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2004. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.
      No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. Net operating losses totaling $2,839 and $2,485 expire in 2023 and 2024, respectively.
Note 15 — Related Party Transactions
      There were no loans to principal officers, directors, and their affiliates in 2004 or 2003. Deposits from principal officers, directors, and their affiliates at year-end 2004 and 2003 were $1,282 and $384.
Note 16 — Stock Options
      Options to buy stock are granted to directors, officers and employees under the 1999 Stock Based Incentive Plan and 2003 Equity Compensation Plan, which provide for issue of up to 393,887 options. Exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest over three to five years.
      A summary of the activity in the plan is as follows.

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	209,721	$10.17	182,497	$9.23	182,497	$9.23
Granted	110,864	12.63	77,758	11.79	—
Exercised	(44,900)	9.19	(37,302)	9.23	—
Forfeited	(19,149)	11.16	(13,232)	9.26	—

Outstanding at end of year	256,536	$11.32	209,721	$10.17	182,497	$9.23

Options exercisable at year-end	106,386	$9.86	101,285	$9.20	107,903	$9.22

Options available for grant	12,149		18,364		11,390

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
      Options outstanding at year-end 2004 were as follows.

	Outstanding			Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Number	Life	Price	Number	Price

$9.19 - $10.05	92,638	5.0 years	$9.32	82,726	$9.24
$11.50 - $12.70	146,666	8.9 years	$12.30	21,994	$11.91
$13.76 - $13.94	17,232	9.1 years	$13.81	1,666	$13.94
Note 17 — Capital Requirements and Restrictions on Retained Earnings
      The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.
      Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2004 and 2003, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
      Actual and required capital amounts and ratios are presented below at year-end.

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

2004
Total Capital to risk weighted assets	$14,555	12.2%	$9,580	8.0%	$11,975	10.0%
Tier 1 (Core) Capital to risk weighted assets	13,576	11.3	4,790	4.0	7,185	6.0
Tier 1 (Core) Capital to adjusted assets	13,576	8.1	6,726	4.0	8,408	5.0
Tangible Capital (to adjusted total assets)	13,576	8.1	2,522	1.5	N/A

2003
Total Capital to risk weighted assets	$15,093	21.6%	$5,597	8.0%	$6,997	10.0%
Tier 1 (Core) Capital to risk weighted assets	14,678	21.0	2,799	4.0	4,198	6.0
Tier 1 (Core) Capital to adjusted assets	14,678	13.9	4,217	4.0	5,272	5.0
Tangible Capital (to adjusted total assets)	14,678	13.9	1,584	1.5	N/A
      The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.
      The Bank converted from a mutual to a stock institution, and a “liquidation account” was established at $14,300, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders’ equity below the required liquidation account balance.
      Office of Thrift Supervision (OTS) regulations limit capital distributions by savings associations. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At year-end 2004, no amount is available to pay dividends to the Company without prior approval from the OTS. The Company’s ability to pay dividends is dependent on the Bank, which is restricted by regulations. These regulations may limit the Company’s ability to pay dividends at historical levels.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
Note 18 — Loan Commitments and Other Related Activities
      Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.
      The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.

	2004		2003

	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate

Commitments to make loans	$882	$917	$486	$520
Unused lines of credit	543	8,406	—	4,257
      Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.75% to 9.63% at December 31, 2004 and 5.25% to 7.00% at December 31, 2003 with maturities ranging from 15 years to 30 years.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
Note 19 — Fair Values of Financial Instruments
      Carrying amounts and estimated fair values of financial instruments were as follows at year-end.

	2004		2003

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets
Cash and cash equivalents	$32,675	$32,675	$8,936	$8,936
Interest-bearing deposits in other financial institutions	—	—	1,587	1,587
Securities available for sale	13,508	13,508	27,126	27,126
Loans held for sale	—	—	106	107
Loans, net	108,149	108,712	58,024	59,341
Federal Home Loan Bank stock	3,778	3,778	3,626	3,626
Loan sales proceeds receivable	1,888	1,888	—	—
Accrued interest receivable	501	501	487	487
Financial liabilities
Deposits	(101,624)	(102,030)	(73,358)	(73,927)
Federal Home Loan Bank advances	(41,170)	(41,017)	(7,500)	(7,500)
Other borrowings	(2,249)	(2,249)	—	—
Subordinated debentures	(5,155)	(5,155)	(5,155)	(5,155)
Accrued interest payable	(36)	(36)	(65)	(65)
      The methods and assumptions used to estimate fair value are described as follows.
      Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, loan sales proceeds receivable, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
Note 20 — Parent Company Only Condensed Financial Information
      Condensed financial information of Central Federal Corporation follows.
Condensed Balance Sheets
December 31

	2004	2003

ASSETS
Cash and cash equivalents	$8,504	$9,238
Investment in banking subsidiary	15,708	15,099
Investment in and advances to other subsidiaries	296	289
Other assets	399	621

Total assets	$24,907	$25,247

LIABILITIES AND EQUITY
Debt	$5,155	$5,155
Accrued expenses and other liabilities	245	236
Shareholders’ equity	19,507	19,856

Total liabilities and shareholders’ equity	$24,907	$25,247

Condensed Statements of Operations
Years ended December 31

	2004	2003	2002

Interest income	$—	$20	$77
Dividends from subsidiaries	—	5,437	2,800
Other income	—	11	—
Interest expense	225	59	297
Other expense	306	338	173

Income (loss) before income tax and undistributed subsidiaries operations	(531)	5,071	2,407
Income tax benefit	143	125	137
Effect of subsidiaries’ operations	(1,274)	(7,570)	(1,870)

Net income (loss)	$(1,662)	$(2,374)	$674

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
Condensed Statements of Cash Flows
Years ended December 31

	2004	2003	2002

Cash flows from operating activities
Net income (loss)	$(1,662)	$(2,374)	$674
Adjustments:
Effect of subsidiaries’ operations	1,274	7,570	1,870
Change in other assets and other liabilities	296	(102)	(230)

Net cash from operating activities	(92)	5,094	2,314
Cash flows from investing activities
Cash received in repayment of ESOP loan	—	853	212
Investments in subsidiaries	—	(289)	—

Net cash from investing activities	—	564	212
Cash flows from financing activities
Proceeds of borrowings	—	5,155	—
Repayments of borrowings	—	(4,900)	(2,100)
Proceeds from stock issue	—	3,119	—
Proceeds from exercise of stock options	412	345	—
Purchase of treasury stock	(319)	—	(1,044)
Dividends paid	(735)	(655)	(551)
Dividends on unallocated ESOP shares	—	—	(53)

Net cash from financing activities	(642)	3,064	(3,748)

Net change in cash and cash equivalents	(734)	8,722	(1,222)
Beginning cash and cash equivalents	9,238	516	1,738

Ending cash and cash equivalents	$8,504	$9,238	$516

CENTRAL FEDERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002
(Dollars in thousands except per share data)
Note 21 — Earnings Per Share
      The factors used in the earnings per share computation follow.

	2004	2003	2002

Basic
Net income (loss)	$(1,662)	$(2,374)	$674

Weighted average common shares outstanding	2,033,376	1,815,210	1,530,429

Basic earnings (loss) per common share	$(0.82)	$(1.31)	$0.44

Diluted
Net income (loss)	$(1,662)	$(2,374)	$674

Weighted average common shares outstanding for basic earnings (loss) per share	2,033,376	1,815,210	1,530,429
Add: Dilutive effects of assumed exercises of stock options and stock based incentive plan shares	—	—	31,570

Average shares and dilutive potential common shares	2,033,376	1,815,210	1,561,999

Diluted earnings (loss) per common share	$(0.82)	$(1.31)	$0.43

      The following potential average common shares were anti-dilutive and not considered in computing diluted earnings (loss) per share because the Company had a loss from continuing operations, the exercise price of the options was greater than the average stock price for the periods or the fair value of the stock based incentive plan shares at the date of grant was greater than the average stock price for the periods.

	2004	2003	2002

Stock options	263,400	225,285	8,000
Stock based incentive plan shares	33,313	28,927	—
      In 2003, the Company had included stock options and stock based incentive plan shares that increased the number of outstanding shares in computing diluted loss per share. However, because the Company had a loss from continuing operations, these potential common shares were anti-dilutive and should not have been considered for the computation. As a result, the Company revised 2003 diluted loss per share amounts. The impact of this change was not material to the diluted loss per share amounts disclosed.

We have not authorized any dealer, salesperson or other person to give you any information or make any representation not contained in this prospectus. You should not rely on any unauthorized information. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted. The information in this prospectus is current as of the date on its cover page.

2,000,000 Shares
Common Stock

PROSPECTUS

Ryan Beck & Co.
The date of this Prospectus is January 10, 2006